FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 03, 2018
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Interim Results 2018

The Royal Bank of Scotland Group plc
Interim Results for the period ending 30 June 2018

RBS reported an operating profit before tax of £1,826 million for H1 2018, including an £801 million litigation and conduct charge. RBS announces its intention to declare an interim dividend of 2p per share.

●	H1 2018 attributable profit of £888 million and a Q2 2018 attributable profit of £96 million.
●	Q2 2018 operating profit before tax of £613 million, compared with £1,238 million in Q2 2017.

Continued track record of delivery

Income resilient in a competitive market:

●	Income was broadly stable compared with H1 2017 excluding NatWest Markets, Central items and one-off gains in Commercial Banking. Total income decreased by £217 million, or 3.1%.
●	Q2 2018 net interest margin of 2.01% decreased by 3 basis points compared with Q1 2018 reflecting increased liquidity and continued competitive margin pressure.

Lower costs through continued transformation and increased digitisation:

●	Compared with H1 2017, other expenses decreased by £133 million, or 3.6%, excluding a VAT release in 2017 and FTEs reduced by 6.7%.
●
6.0 million customers now regularly using our mobile app, 9% higher than December 2017. Over 80% of Commercial Banking customers are now interacting with us digitally, 41% of whom have migrated to new Bankline.

Legacy issues diminishing:

●
Reached civil settlement in principle with the US Department of Justice (DoJ) in relation to the DoJ’s investigation into RBS’s issuance and underwriting of US Residential Mortgage Backed Securities (RMBS) between 2005 and 2007, resulting in a £1,040 million additional provision in Q2 2018. In addition, a £241 million provision release relating to a RMBS litigation indemnity was recognised in the quarter.

●
Entered into a Memorandum of Understanding with the Trustees of the Main scheme of the RBS Group Pension Fund to address the historical funding weakness of the pension scheme, recognising a pre-tax £2.0 billion contribution against reserves and an equivalent reduction in CET1 capital.

Stronger capital position:

●
CET1 ratio of 16.1% includes the impact of the £2 billion pre-tax pension contribution, the civil settlement in principle with the DoJ and the accrual of the intended interim dividend. Excluding these items, CET1 ratio increased by 110 basis points in the quarter driven by underlying profitability and RWA reductions.

●	RWAs decreased by £3.9 billion in the quarter primarily reflecting reductions in NatWest Markets and continued active capital management in Commercial Banking.
●	Moody’s upgraded The Royal Bank of Scotland Group plc’s senior debt rating one notch to Baa2 from Baa3 and changed the outlook to positive.

Outlook (1)

We retain the outlook guidance we provided in the 2017 Annual Results document.

We intend to declare an interim dividend of 2p per ordinary share. Declaration of the interim dividend is subject to the timing of finalisation of the previously announced civil settlement in principle with the DoJ in relation to the DoJ’s investigation into RBS’s issuance and underwriting of US RMBS. We expect to finalise the settlement with the DoJ and will make a further announcement at the relevant time.

Note:
(1)
The targets, expectations and trends discussed in this section represent management’s current expectations and are subject to change, including as a result of the factors described in this document and in the “Risk Factors” on pages 48 and 49 of this document and on pages 372 to 402 of the 2017 Annual Report and Accounts. These statements constitute forward-looking statements; refer to Forward-looking statements in this document.

Business performance summary

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
Performance key metrics and ratios	2018	2017	2018	2018	2017
Operating profit before tax	£1,826m	£1,951m	£613m	£1,213m	£1,238m
Profit attributable to ordinary shareholders	£888m	£939m	£96m	£792m	£680m
Net interest margin	2.02%	2.18%	2.01%	2.04%	2.13%
Average interest earning assets	£431,211m	£413,598m	£434,928m	£427,394m	£421,981m
Cost:income ratio (1)	70.4%	69.8%	80.0%	60.5%	64.4%
Earnings per share
- basic	7.4p	7.9p	0.8p	6.6p	5.7p
- basic fully diluted	7.4p	7.9p	0.8p	6.6p	5.7p
Return on tangible equity	5.3%	5.6%	1.1%	9.3%	8.0%
Average tangible equity	£33,754m	£33,705m	£33,522m	£34,216m	£33,974m
Average number of ordinary shares
outstanding during the period (millions)
- basic	11,980	11,817	12,003	11,956	11,841
- fully diluted (2)	12,039	11,897	12,062	12,015	11,923

			30 June	31 March	31 December
Balance sheet related key metrics and ratios			2018	2018	2017
Total assets			£748.3bn	£738.5bn	£738.1bn
Funded assets			£597.2bn	£588.7bn	£577.2bn
Loans and advances to customers (excludes reverse repos)			£320.0bn	£319.1bn	£323.2bn
Impairment provisions (3)			£3.9bn	£4.2bn	£3.8bn
Customer deposits (excludes repos)			£366.3bn	£358.3bn	£367.0bn

Liquidity coverage ratio (LCR)			167%	151%	152%
Liquidity portfolio			£198bn	£180bn	£186bn
Net stable funding ratio (NSFR) (4)			140%	137%	132%
Loan:deposit ratio			87%	89%	88%
Total wholesale funding			£75bn	£73bn	£70bn
Short-term wholesale funding			£13bn	£17bn	£18bn

Common Equity Tier (CET1) ratio			16.1%	16.4%	15.9%
Total capital ratio			21.5%	21.6%	21.3%
Pro forma CET 1 ratio, pre 2018 dividend accrual (5)			16.2%	16.4%	15.9%
Risk-weighted assets (RWAs)			£198.8bn	£202.7bn	£200.9bn
CRR leverage ratio			5.2%	5.4%	5.3%
UK leverage ratio			6.0%	6.2%	6.1%

Tangible net asset value (TNAV) per ordinary share			287p	297p	294p
Tangible net asset value (TNAV) per ordinary share - fully diluted			286p	295p	292p
Tangible equity			£34,564m	£35,644m	£35,164m
Number of ordinary shares in issue (millions)			12,028	11,993	11,965
Number of ordinary shares in issue (millions) - fully diluted (2,6)			12,095	12,075	12,031

Notes:
(1)	Operating lease depreciation included in income for H1 2018 - £57 million and £26 million for Q2 2018; (Q1 2018 - £31 million; H1 2017 - £72 million; Q2 2017 - £36 million).
(2)
Includes the effect of dilutive share options and convertible securities. Dilutive shares on an average basis for H1 2018 were 59 million shares and for Q2 2018 were 59 million shares; (Q1 2018 - 59 million shares; H1 2017 - 80 million shares; Q2 2017 - 82 million shares) and as at 30 June 2018 were 67 million shares (31 March 2018 - 82 million shares; 31 December 2017 - 66 million shares).

(3)	30 June 2018 and 31 March 2018 prepared under IFRS 9, 31 December 2017 prepared under IAS 39. Refer to the February 2018 IFRS 9 Transition Report for further details.
(4)
In November 2016, the European Commission published its proposal for NSFR rules within the EU as part of its CRR2 package of regulatory reforms. CRR2 NSFR is expected to become the regulatory requirement in future within the EU and the UK. RBS has changed its policy on the NSFR to align with its interpretation of the CRR2 proposals with effect from 1 January 2018. The pro forma CRR2 NSFR at 31 December 2017 under CRR2 proposals is estimated to be 139%.

(5)	The pro forma CET 1 ratio at 30 June 2018 excludes the impact of the foreseeable interim dividend of £240 million that RBS intends to declare.
(6)	Includes 9 million treasury shares (31 March 2018 - 18 million shares; 31 December 2017 - 16 million shares).

Document navigation
The following are contained within this document:
●	Business performance summary and segment performance (pages 2 to 14);
●	Statutory results (pages 15 to 45);
●	EY Independent review report (page 46); and
●	Summary risk factors (pages 48 to 49).

Business performance summary

Summary consolidated income statement for the half year ended 30 June 2018

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2018	2017	2018	2018	2017
	£m	£m	£m	£m	£m
Net interest income	4,326	4,472	2,180	2,146	2,238

Own credit adjustments	39	(73)	18	21	(44)
Loss on redemption of own debt	-	(7)	-	-	(9)
Strategic disposals	-	156	-	-	156
Other non-interest income	2,337	2,371	1,202	1,135	1,366

Non-interest income	2,376	2,447	1,220	1,156	1,469

Total income	6,702	6,919	3,400	3,302	3,707

Litigation and conduct costs	(801)	(396)	(782)	(19)	(342)
Strategic costs	(350)	(790)	(141)	(209)	(213)
Other expenses	(3,584)	(3,666)	(1,801)	(1,783)	(1,844)

Operating expenses	(4,735)	(4,852)	(2,724)	(2,011)	(2,399)

Profit before impairment losses	1,967	2,067	676	1,291	1,308
Impairment losses	(141)	(116)	(63)	(78)	(70)

Operating profit before tax	1,826	1,951	613	1,213	1,238
Tax charge	(741)	(727)	(412)	(329)	(400)

Profit for the period	1,085	1,224	201	884	838

Attributable to:
Non-controlling interests	(16)	29	(23)	7	18
Other owners	213	256	128	85	140
Ordinary shareholders	888	939	96	792	680

Notable items within total income
IFRS volatility in Central items (1)	(111)	154	17	(128)	172
UK PBB debt sale gain	26	8	-	26	-
FX gains/losses in Central items and other	4	(108)	19	(15)	(56)
Commercial Banking fair value and
and disposal gain	192	-	115	77	-
NatWest Markets legacy business disposal losses	(57)	(103)	(41)	(16)	(53)
Own credit adjustments	39	(73)	18	21	(44)
Strategic disposals	-	156	-	-	156

Notable items within operating expenses
Litigation and conduct costs	(801)	(396)	(782)	(19)	(342)
of which: US RMBS	(802)	(222)	(803)	1	(222)
of which: DoJ	(1,040)	-	(1,040)	-	-
Nomura	241	-	241	-	-
Strategic costs	(350)	(790)	(141)	(209)	(213)
VAT recovery in Central items and other	-	51	-	-	-

Note:
(1)	IFRS volatility relates to loans which are economically hedged but for which hedge accounting is not permitted under IFRS.

Business performance summary

Income statement overview

Income
Total income decreased by £217 million, or 3.1%, compared with H1 2017 reflecting IFRS volatility movements, lower NatWest Markets income and a £156 million gain on disposal of RBS’s stake in Vocalink in H1 2017, partially offset by £192 million of fair value and disposal gains in Commercial Banking. Net interest margin was 16 basis points lower than H1 2017 with an 11 basis points reduction relating to increased liquidity, 3 basis points from competitive pressures on margin and 2 basis points from mix impacts.

Operating expenses
Operating expenses decreased by £117 million, or 2.4%, compared with H1 2017 primarily reflecting £440 million lower strategic costs and an £82 million reduction in other expenses, partially offset by £405 million higher litigation and conduct costs. Other expenses decreased by £133 million, or 3.6%, excluding a £51 million VAT release in 2017 and FTEs reduced by 6.7%. Litigation and conduct costs of £801 million largely comprises the £1,040 million charge relating to the civil settlement in principle with the DoJ, partially offset by a £241 million provision release relating to an RMBS litigation indemnity. The cost:income ratio of 70.4% is elevated due to the inclusion of the net RMBS related conduct charge, excluding these items the cost:income ratio would be 58.3%.

Impairments
A net impairment loss of £141 million, 9 basis points of gross customer loans, increased by £25 million, or 21.6%, compared with H1 2017 primarily reflecting fewer provision releases in UK PBB and the NatWest Markets legacy business, partially offset by Commercial Banking releases in Q2 2018 related to data quality improvements.

Capital distributions

We intend to declare an interim dividend of 2p per ordinary share. Declaration of the interim dividend, and the timing of its payment, is subject to the timing of finalisation of the previously announced civil settlement in principle with the DoJ in relation to the DoJ’s investigation into RBS’s issuance and underwriting of US RMBS. We expect to finalise the settlement with the DoJ and will make a further announcement at the relevant time.

Our CET1 ratio of 16.1% includes a dividend accrual of £240 million, or 12 basis points of CET1 capital. We have agreed with the PRA that we will cease the current issuance programme of approximately £300 million of equity per annum as part immunisation of the coupon payments on capital securities upon declaration of the interim dividend.

Over time we expect to build to a regular dividend pay-out ratio in the order of 40%. We will consider further distributions in addition to regular dividend pay-outs. Such additional distributions remain to be agreed with the PRA and will be subject to passing the 2018 Bank of England stress test. We would not expect any such additional distributions until 2019.

In the near to medium term, we would expect the Bank to maintain a CET1 ratio in excess of our 13% target given a range of variables that are likely to impact us over the coming years. These include:

●	future agreed pension contributions and the interplay with capital buffers for the bank for investment risk being run in the pension plan;
●	RWA inflation as a result of IFRS 16, Bank of England mortgage floors and Basel 3 amendments;
●	expected increased and pro-cyclical impairment volatility as a result of IFRS 9; and
●	the collective impact of these items on our stress test results.

Business performance summary

Building the best bank for customers in the UK and Republic of Ireland
Delivery against our 2018 goal – Customer Segments

Our goal is to significantly increase net-promoter scores (NPS) or maintain No.1 in our chosen customer segments.

Strategy goal	Our 2018 goal	2018
Customer experience	Significantly increase NPS or maintain No.1 in our chosen customer segments	We are on target in one-third of our key customer segments.

Customer Advocacy – by Brand
Our brands are our main connection with customers. Each takes a clear and differentiated position with the aim of helping us strengthen our relationship with them. For this reason we also track customer advocacy, as measured by NPS, for our key brands. The table below shows NPS and Trust scores for our key brands:

Net Promoter Scores by Brand		Q2 2017	Q4 2017	Q2 2018
Personal Banking	NatWest (England & Wales)(1)	13	12	13
	Royal Bank of Scotland (Scotland)(1)	-21	-6	-21
	Ulster Bank (Northern Ireland)(2)	-8	-5	-11
	Ulster Bank (Republic of Ireland)(2)	-5	-7	-7
Business Banking	NatWest (England & Wales)(3)	-8	-7	-6
	Royal Bank of Scotland (Scotland)(3)	-12	-15	-23
Commercial Banking(4)		22	21	17

Trust Scores by Brand	NatWest (England & Wales)(5)	58	57	58
	Royal Bank of Scotland (Scotland)(5)	27	27	27

We are aware that customer advocacy is not where it should be consistently enough and that we have more work to do in order to achieve our ambition. Our digital strategy is delivering high NPS in these areas; specifically our mobile application, paperless mortgage process and new Bankline are all scoring highly for customer advocacy. Our Commercial Banking NPS has fallen recently; however it remains ahead of the rest of the market and we remain committed to supporting our Commercial and Business customers.

Notes:
(1)
Source: GfK FRS 6 month rolling data. Latest base sizes: NatWest (England & Wales) (3103) Royal Bank of Scotland (Scotland) (432). Based on the question: "How likely is it that you would recommend (brand) to a relative, friend or colleague in the next 12 months for current account banking?“ Base: Claimed main banked current account customers.

(2)
Source: Coyne Research 12 month rolling data. Question: “Please indicate to what extent you would be likely to recommend (brand) to your friends or family using a scale of 0 to 10 where 0 is not at all likely and 10 is extremely likely”. Latest base sizes: Northern Ireland 291; Republic of Ireland 276.

(3)
Source: Charterhouse Research Business Banking Survey, YE Q2 2018. Based on interviews with businesses with an annual turnover up to £2 million. Latest base sizes: NatWest England & Wales (1248), RBS Scotland (425). Question: “How likely would you be to recommend (bank)”. Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Great Britain.

(4)
Source: Charterhouse Research Business Banking Survey, YE Q2 2018. Based on interviews with businesses with an annual turnover over £2 million in GB. Latest base size for RBSG is 887. Question: “How likely would you be to recommend (bank)”. Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Great Britain

(5)
Source: Populus. Latest quarter’s data. Measured as a net % of those that trust RBS/NatWest to do the right thing, less those that do not. Latest base sizes: NatWest,
England & Wales (994), RBS Scotland (208).

Business performance summary

Personal & Business Banking – UK Personal & Business Banking (UK PBB)
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2018	2017	2018	2018	2017
	£m	£m	£m	£m	£m
Total income	3,161	3,172	1,570	1,591	1,589
Operating expenses	(1,582)	(1,744)	(746)	(836)	(809)
Impairment losses	(147)	(97)	(90)	(57)	(54)
Operating profit	1,432	1,331	734	698	726
Return on equity	28.9%	26.5%	30.0%	27.9%	29.2%
			As at
			30 June	31 March	31 December
			2018	2018	2017
			£bn	£bn	£bn
Net loans & advances to customers			161.9	160.5	161.7
Customer deposits			182.2	180.4	180.6
RWAs			43.4	43.4	43.0

H1 2018 compared with H1 2017
●
UK PBB now has 6 million regular mobile app users, 20% higher than H1 2017 and 9% higher than December 2017, supporting 70% digital penetration of active current account customers. Total digital sales increased by 27% in H1 2018 representing 42% of all sales. 57% of mortgage switching is now done digitally, compared with 34% in H1 2017. 56% of personal unsecured loans sales are via the digital channel, with digital volumes 38% higher than in H1 2017. In business banking, 88% of current accounts were opened digitally in H1 2018; 60% of loans less than £50,000 were originated digitally supporting very strong NPS; and accounting software provider FreeAgent was acquired on 1 June 2018.

●
Total income was £11 million, or 0.3%, lower driven by a £14 million impact associated with income recognition on impaired assets under IFRS 9 and a £24 million transfer to Private Banking(1), partially offset by an £18 million increase in debt sale gains in H1 2018. Net interest income of £2,542 million decreased by 0.9% as balance growth and deposit margin benefits were offset by mortgage margin compression associated with lower new business margins, with net interest margin down by 11 basis points to 2.81%. In addition, overdraft income decreased by £15 million following changes implemented in H2 2017, which included increasing the number of customer alerts.

●
Operating expenses were £162 million, or 9.3%, lower driven by a 4.8% reduction in staff costs associated with a 10.6% reduction in headcount, lower back-office operations costs and lower strategic costs. Further efficiencies from the integration of the business previously described as Williams and Glyn and lower fraud losses have been partially offset by increased technology investment spend as we build our digital capability.

●	Impairments were £50 million higher driven by fewer provision releases and recoveries following debt sales in prior years, with the underlying default charge remaining broadly stable.
●
Net loans and advances increased by 1.9% to £161.9 billion. Growth has slowed since 31 December 2017 as a result of higher mortgage redemptions and lower mortgage gross new business following intense mortgage competition. Gross new mortgage lending in H1 2018 was £13.6 billion. Mortgage market share was 11.5% in Q2 2018, supporting stock share of 10.0%, with mortgage approval share of approximately 14%. The paperless mortgage process has significantly improved customer NPS and supported improved completion rates. Momentum continued in lending in the personal advances and business banking sectors, increasing 8.8% and 1.5% respectively, supported by mobile and digital process improvements and personalised pre-approved limits.

Q2 2018 compared with Q1 2018
●
Total income was £21 million lower due to the non-repeat of debt sale income of £26 million and annual insurance profit share income of £21 million in Q1 2018. Net interest margin of 2.81% remained stable as mortgage margin pressure was offset by continued higher deposit margins.

●	Operating expenses were £90 million lower due to lower back-office operations costs, a 4.6% reduction in headcount and lower strategic costs.
●	Impairments were £33 million higher reflecting increases in the business banking and commercial sectors, the non-repeat of a model benefit in Q1 2018 and a few single name charges in Q2 2018.
Q2 2018 compared with Q2 2017
●
Total income was £19 million lower driven by an £8 million impact associated with income recognition on impaired assets under IFRS 9, an £12 million transfer to Private Banking and mortgage margin pressure.

●	Operating expenses were £63 million, or 7.8%, lower principally driven by reduced back-office operations costs and a 10.6% reduction in headcount.
Note:
(1) UK PBB Collective Investment Funds (CIFL) business was transferred to Private Banking on 1 October 2017.

Business performance summary

Personal & Business Banking – Ulster Bank RoI

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2018	2017	2018	2018	2017
	€m	€m	€m	€m	€m
Total income	355	341	190	165	173
Operating expenses	(285)	(342)	(140)	(145)	(178)
Impairment releases/(losses)	30	13	39	(9)	(15)
Operating profit/(loss)	100	12	89	11	(20)
Return on equity	7.0%	0.8%	12.5%	1.6%	(2.4%)

			As at
			30 June	31 March	31 December
			2018	2018	2017
			€bn	€bn	€bn
Net loans & advances to customers			21.6	21.7	22.0
Customer deposits			19.9	19.3	19.8
RWAs			19.0	19.2	20.2

H1 2018 compared with H1 2017
●
Total income increased by €14 million, or 4.1%, driven by €28 million of one-off benefits, compared with €15 million of non-recurring benefits in 2017, and a continued reduction in the cost of customer deposits, partially offset by a decrease in income from free funds. Net interest margin increased by 18 basis points primarily reflecting a €13 million one-off funding benefit, a reduction in low yielding liquid assets following a dividend payment in January 2018, and an improvement in customer deposit margins.

●
Operating expenses decreased by €57 million, or 16.7%, principally due to a €45 million reduction in strategic costs and €20 million lower litigation and conduct costs, partially offset by €12 million of one-off accrual releases in H1 2017. Staff costs were €10 million, or 8.9%, lower reflecting the benefit of recent restructuring initiatives and lower pension costs.

●	A net impairment release of €30 million reflects a more positive economic outlook and improved credit metrics across all portfolios.
●
Net loans and advances reduced by €0.6 billion, principally reflecting a €0.8 billion reduction in the tracker mortgage book. Further progress was made towards building a more sustainable bank, including raising €1 billion from a recent issuance of mortgage backed bonds and the announcement of our intention to sell a portfolio of non-performing loans in H2 2018.

●	Customer deposits increased by €0.6 billion, supporting a reduction in the loan:deposit ratio to 108% from 115%.
●	RWAs reduced by €1.5 billion, or 7.3%, principally reflecting an improvement in credit metrics.
Q2 2018 compared with Q1 2018
●
Total income increased by €25 million primarily due to €23 million of non-recurring items in Q2 2018 including a one-off funding benefit, a gain on sale of the Easycash ATM business and a benefit associated with a previous asset disposal. Net interest margin increased by 11 basis points principally driven by the one-off funding benefit, partially offset by an increase in low yielding liquid assets in Q2 2018.

●	A net impairment release of €39 million compared to a charge of €9 million in Q1 2018 reflecting a more positive economic outlook and improved credit metrics.
Q2 2018 compared with Q2 2017
●	Total operating expenses decreased by €38 million primarily due to a €31 million reduction in litigation and conduct costs and €10 million lower strategic costs.

Business performance summary

Commercial & Private Banking – Commercial Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2018	2017	2018	2018	2017
	£m	£m	£m	£m	£m
Total income	1,780	1,750	915	865	885
Operating expenses	(849)	(996)	(404)	(445)	(446)
Impairment (losses)/releases	(19)	(94)	4	(23)	(33)
Operating profit	912	660	515	397	406
Return on equity	14.1%	8.2%	15.9%	12.2%	10.7%

			As at
			30 June	31 March	31 December
			2018	2018	2017
			£bn	£bn	£bn
Net loans & advances to customers			90.7	90.7	97.0
Customer deposits			96.4	93.7	98.0
RWAs			71.7	72.4	71.8

Comparisons with prior periods are impacted by the transfer of shipping and other activities from NatWest Markets, the transfer of whole business securitisations and Relevant Financial Institutions to NatWest Markets in preparation for ring-fencing and the transfer of the funds and trustee depository business to RBS International. The net impact of the transfers on H1 2017 operating profit would have been to reduce income by £142 million, operating expenses by £4 million and impairments by £38 million. The net impact on the H1 2017 balance sheet would have been to reduce net loans and advances by £1.9 billion and RWAs by £0.4 billion, and increase customer deposits by £0.6 billion. The net impact of the transfers on Q2 2017 operating profit would have been to reduce income by £104 million, operating expenses by £2 million and impairments by £35 million. Q1 2018 income would have reduced by £4 million and the net impact on the Q1 2018 balance sheet would have been to reduce net loans and advances by £0.7 billion, customer deposits by £1.7 billion and RWAs by £0.1 billion. The variances in the commentary below have been adjusted for the impact of these transfers, unless otherwise stated.

H1 2018 compared with H1 2017 (comparisons adjusted for transfers)
●
Over 80% of customers regularly interact with us through a digital channel, 41% of whom are using our updated Bankline platform, and we have launched our Bankline Mobile app, which is planned to roll out in H2 2018.

●
Total income increased by £172 million, or 10.7%, to £1,780 million reflecting asset disposal and fair value gains of £192 million and disposal losses of £46 million in 2017, partially offset by lower lending. On an unadjusted basis, net interest margin decreased by 9 basis points to 1.65% reflecting a reclassification of net interest income to non-interest income under IFRS 9 partially offset by higher funding benefits from deposit balances.

●
Operating expenses decreased by £143 million, or 14.4%, to £849 million primarily reflecting £76 million lower strategic costs and £28 million lower staff costs, driven by a 13.5% headcount reduction. In addition, operating lease depreciation reduced by £15 million and litigation and conduct costs were £10 million lower.

●
Impairments reduced by £37 million, or 66.0%, to £19 million with £55 million of single name charges partially offset by net releases of £36 million, largely related to data quality improvements on the performing book.

●	Net lending reduced by £5.5 billion, or 5.8%, primarily driven by active capital management of the lending book.
●	RWAs reduced by £4.1 billion, or 5.5%, reflecting gross RWA reductions associated with active capital management, partially offset by £3.9 billion of model updates.
Q2 2018 compared with Q1 2018 (comparisons adjusted for transfers)
●
Total income increased by £46 million to £915 million primarily reflecting a £38 million increase in asset disposal and fair value gains to £115 million. On an unadjusted basis, net interest margin increased by 2 basis points to 1.66% principally reflecting increased deposit income.

●	Operating expenses decreased by £41 million to £404 million driven by a reduction in strategic, back-office operations and staff costs, partially offset by the non-repeat of one-off items in Q1 2018.
●	Net loans and advances decreased by £0.7 billion to £90.7 billion and RWAs reduced by £0.8 billion driven by the continued impact of capital management actions.
Q2 2018 compared with Q2 2017 (comparisons adjusted for transfers)
●
Total income increased by £134 million, or 17.2%, to £915 million primarily reflecting asset disposal and fair value gains of £115 million, disposal losses of £35 million in Q2 2017 and deposit income benefits, partially offset by lower lending volumes.

●
Operating expenses decreased by £40 million, or 9.0%, to £404 million primarily reflecting a 13.5% reduction in headcount, £13 million lower strategic costs and a £10 million reduction in operating lease depreciation.

Business performance summary

Commercial & Private Banking – Private Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2018	2017	2018	2018	2017
	£m	£m	£m	£m	£m
Total income	382	321	198	184	161
Operating expenses	(225)	(232)	(104)	(121)	(108)
Impairment losses	(1)	(7)	--	(1)	(4)
Operating profit	156	82	94	62	49
Return on equity	15.8%	7.7%	19.3%	12.5%	9.6%

			As at
			30 June	31 March	31 December
			2018	2018	2017
			£bn	£bn	£bn
Net loans & advances to customers			13.8	13.7	13.5
Customer deposits			26.4	25.3	26.9
RWAs			9.4	9.4	9.1
AUM			21.3	20.3	21.5

Comparisons with prior periods are impacted by the transfer of the Collective Investment Fund business from UK PBB and by the transfers of Coutts Crown Dependency and the International Client Group Jersey to RBS International. The net impact of the transfers on H1 2017 operating profit would have been to increase income by £18 million and increase operating expenses by £6 million. The net impact on the H1 2017 balance sheet would have been to reduce net loans and advances by £0.3 billion, RWAs by £0.1 billion and to increase assets under management by £1.6 billion. The net impact of the transfers on Q2 2017 operating profit would have been to increase income by £9 million and increase operating expenses by £3 million. The variances in the commentary below have been adjusted for the impact of these transfers, unless otherwise stated.

H1 2018 compared with H1 2017 (comparisons adjusted for transfers)
●
Total income of £382 million increased by £43 million, or 12.7%, largely due to increased lending and assets under management, partially offset by asset margin pressure. On an unadjusted basis, net interest margin remained stable at 2.53% as increased deposit income was offset by asset margin pressure.

●
Operating expenses of £225 million decreased by £13 million, or 5.6%, reflecting £6 million lower strategic costs, a £6 million reduction in back-office operations costs and a £5 million decrease in staff costs driven by a 17.6% headcount reduction.

●
Net loans and advances of £13.8 billion increased by £1.3 billion, or 10.1%, primarily in mortgages, whilst RWAs of £9.4 billion increased by £0.5 billion, or 5.7%, reflecting a continued focus on capital efficient lending.

●
Assets under management increased by £1.8 billion, or 9.3%, reflecting new business inflows and investment performance. In addition, Private Banking currently manage a further £7.2 billion of assets under management on behalf of RBS Group which sit outside of Private Banking. Total assets under management overseen by Private Banking have increased by 7.1% to £28.6 billion.

Q2 2018 compared with Q1 2018
●	Total income increased by £14 million to £198 million reflecting increased lending, higher deposit income and a one-off investment income benefit of £4 million.
●
Operating expenses were £17 million lower at £104 million, primarily driven by £10 million lower strategic costs and a £6 million reduction in back-office operations costs reflecting one-off releases in Q2 2018.

●	Assets under management increased by £1.0 billion primarily reflecting new business inflows and investment performance.
Q2 2018 compared with Q2 2017 (comparisons adjusted for transfers)
●	Total income increased by £28 million, or 16.7%, to £198 million reflecting increased lending and assets under management, partially offset by margin pressure.
●
Operating expenses decreased by £7 million, or 6.3%, to £104 million primarily reflecting lower staff costs, driven by a 17.6% headcount reduction, lower strategic costs and a reduction in back-office operations costs.

Business performance summary

RBS International

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2018	2017	2018	2018	2017
	£m	£m	£m	£m	£m
Total income	284	195	147	137	97
Operating expenses	(114)	(94)	(55)	(59)	(48)
Impairment releases/(losses)	3	(5)	3	-	2
Operating profit	173	96	95	78	51
Return on equity	25.7%	13.1%	27.9%	23.2%	14.0%

			As at
			30 June	31 March	31 December
			2018	2018	2017
			£bn	£bn	£bn
Net loans & advances to customers			13.0	13.1	8.7
Customer deposits			28.5	27.0	29.0
RWAs			6.8	7.0	5.1

Comparisons with prior periods are impacted by the transfer of the funds and trustee depositary business from Commercial Banking and by the transfers of Coutts Crown Dependency and the International Client Group from Private Banking. The net impact of the transfers on H1 2017 would have increased income by £82 million and increased operating expenses by £7 million. The net impact on the H1 2017 balance sheet would have been to increase net loans and advances by £4.5 billion, customer deposits by £0.9 billion and RWAs by £2.2 billion. The net impact of the transfers on Q2 2017 would have increased income by £42 million and increased operating expenses by £4 million. The net impact of transfers on Q1 2018 would have decreased income by £5 million. The variances in the commentary below have been adjusted for the impact of these transfers, unless otherwise stated.

H1 2018 compared with H1 2017 (comparisons adjusted for transfers)
●
Operating profit of £173 million increased by £2 million, or 1.1%, as higher income, lower impairments and a litigation and conduct release were partially offset by higher operating costs. Return on equity increased to 25.7% from 19.4% driven by the benefit of receiving the advanced internal rating based waiver at the end of 2017.

●
Total income of £284 million increased by £7 million, or 2.4%, largely driven by deposit margin benefits. On an unadjusted basis, net interest margin increased by 29 basis points to 1.64% primarily driven by the impact of transfers and a change in product mix.

●
Operating expenses increased by £13 million, or 12.7%, to £114 million due to £16 million higher back-office costs associated with becoming a non ring-fenced bank and £5 million of remediation costs, partially offset by a £10 million litigation and conduct provision release.

●
Net loans and advances decreased by £0.3 billion, or 2.3%, due to customer activity in the Funds sector. Customer deposits increased by £2.1 billion reflecting a large inflow of short term placements in the Funds sector.

●	RWAs of £6.8 billion were £4.8 billion lower, in line with reduced lending and the benefit of receiving the advanced internal rating based waiver on the wholesale corporate book in Q4 2017.
Q2 2018 compared with Q1 2018 (comparisons adjusted for transfers)
●	Total income of £147 million was £15 million higher, principally driven by deposit margin benefits.
●	Operating expenses were £4 million lower due to an £8 million conduct provision release, partially offset by higher remediation costs.
●	A net impairment release of £3 million reflects revised credit rating metrics in the quarter.
Q2 2018 compared with Q2 2017 (comparisons adjusted for transfers)
●
Total income increased by £8 million, or 5.7%, to £147 million driven by deposit margin benefits. On an unadjusted basis, net interest margin increased by 42 basis points to 1.72% primarily reflecting the impact of transfers and change in product mix.

●
Operating expenses increased by £3 million, or 6.5%, to £55 million due to higher back-office costs associated with becoming a non ring-fenced bank and increased remediation costs, partially offset by a conduct provision release.

Business performance summary

NatWest Markets(1)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2018	2017	2018	2018	2017
	£m	£m	£m	£m	£m
Total income	721	830	284	437	401
Operating expenses	(671)	(1,092)	(322)	(349)	(511)
Impairment (losses)/releases	(4)	77	(13)	9	32
Operating profit/(loss)	46	(185)	(51)	97	(78)
Return on equity	(0.5%)	(4.2%)	(3.0%)	2.0%	(3.9%)

			As at
			30 June	31 March	31 December
			2018	2018	2017
			£bn	£bn	£bn
Funded assets			134.5	135.2	118.7
RWAs			50.1	53.1	52.9

Note:
(1)	The NatWest Markets operating segment should not be assumed to be the same as the NatWest Markets Plc legal entity or group following completion of the capital reduction on 2 July 2018.

Comparisons with prior periods are impacted by the transfer of shipping and other activities to Commercial Banking and the transfer of whole business securitisations and Relevant Financial Institutions from Commercial Banking in preparation for ring-fencing. The net impact of the transfers on H1 2017 operating profit would have been to increase total income by £66 million and reduce operating expenses by £1 million and the net release of impairments by £38 million. The net impact on the H1 2017 balance sheet would have been to reduce funded assets by £2.4 billion and RWAs by £1.8 billion. The net impact of the transfers on Q2 2017 operating profit would have been to increase total income by £65 million and reduce the impairment release by £35 million to a net impairment loss. The variances in the commentary below have been adjusted for the impact of these transfers, unless stated otherwise.

H1 2018 compared with H1 2017 (comparisons adjusted for transfers)
●
Total income decreased by £175 million, or 19.5%, primarily reflecting reduced income in the core Rates business, which was impacted by some turbulence in European bond markets during Q2 2018, compared to a strong H1 2017. Income of £721 million includes core income of £728 million, legacy losses of £46 million driven by disposals and own credit adjustments of £39 million.

●	Operating expenses decreased by £420 million, or 38.5%, to £671 million reflecting lower strategic, litigation and conduct costs and lower other expenses, as the legacy business winds down.
●	Funded assets decreased by £4.8 billion, or 3.5%, to £134.5 billion principally reflecting the wind down of the legacy business.
●	RWAs decreased by £6.4 billion to £50.1 billion primarily reflecting a reduction in legacy RWAs.
Q2 2018 compared with Q1 2018
●
Total income decreased by £153 million, having been impacted by some turbulence in European bond markets in Q2 2018. Income of £284 million includes core income of £316 million, legacy losses of £50 million driven by disposals and own credit adjustments of £18 million.

●	RWAs decreased by £3.0 billion to £50.1 billion reflecting a reduction of £1.9 billion in legacy RWAs and lower market risk in core RWAs, down £1.1 billion to £34.5 billion.
Q2 2018 compared with Q2 2017 (comparisons adjusted for transfers)
●	Total income decreased by £182 million to £284 million reflecting a strong Q2 2017 and some turbulence in European bond markets in Q2 2018.
●	Operating expenses of £322 million decreased by £189 million principally reflecting the legacy business wind down and lower strategic and litigation and conduct costs.

Central items & other
●
Central items not allocated represented a charge of £979 million in H1 2018, compared with a £44 million charge in H1 2017. Litigation and conduct costs of £783 million increased by £521 million compared with H1 2017 as RMBS related charges are now included within central items. H1 2018 Treasury funding costs were a charge of £68 million, compared with gain of £132 million in H1 2017, and included a £111 million IFRS volatility charge compared with a £154 million IFRS volatility gain in H1 2017.

Business performance summary

Capital and leverage ratios
	End-point CRR basis (1)
	30 June	31 December
	2018	2017
Risk asset ratios	%	%

CET1	16.1	15.9
Tier 1	18.1	17.9
Total	21.5	21.3

Capital	£m	£m

Tangible equity	34,564	35,164

Expected loss less impairment provisions	(636)	(1,286)
Prudential valuation adjustment	(608)	(496)
Deferred tax assets	(746)	(849)
Own credit adjustments	(224)	(90)
Pension fund assets	(316)	(287)
Cash flow hedging reserve	151	(227)
Other deductions	(235)	28

Total deductions	(2,614)	(3,207)

CET1 capital	31,950	31,957
AT1 capital	4,051	4,041

Tier 1 capital	36,001	35,998
Tier 2 capital	6,659	6,765

Total regulatory capital	42,660	42,763

Risk-weighted assets

Credit risk
- non-counterparty	144,000	144,700
- counterparty	15,100	15,400
Market risk	17,300	17,000
Operational risk	22,400	23,800

Total RWAs	198,800	200,900

Leverage

Cash and balances at central banks	102,600	98,300
Derivatives	151,100	160,800
Loans and advances	338,100	339,400
Reverse repos	38,900	40,700
Other assets	117,600	98,900

Total assets	748,300	738,100
Derivatives
- netting and variation margin	(153,400)	(161,700)
- potential future exposures	46,200	49,400
Securities financing transactions gross up	2,700	2,300
Undrawn commitments	50,700	53,100
Regulatory deductions and other adjustments	(1,200)	(2,100)

CRR leverage exposure	693,300	679,100

CRR leverage ratio %	5.2	5.3

UK leverage exposure (2)	597,700	587,100

UK leverage ratio % (2)	6.0	6.1

Notes:
(1)	Based on end-point CRR Tier 1 capital and leverage exposure under the CRR Delegated Act.
(2)	Based on end-point CRR Tier 1 capital and UK leverage exposures reflecting the post EU referendum measures announced by the Bank of England in the third quarter of 2016.

Segment performance
	Half year ended 30 June 2018
	PBB		CPB				Central
		Ulster	Commercial	Private	RBS	NatWest	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	2,542	224	997	252	219	67	25	4,326
Other non-interest income	619	88	783	130	65	615	37	2,337
Own credit adjustments	-	-	-	-	-	39	-	39

Total income	3,161	312	1,780	382	284	721	62	6,702
Direct expenses - staff costs	(374)	(90)	(217)	(69)	(51)	(309)	(793)	(1,903)
- other costs	(85)	(41)	(85)	(21)	(33)	(115)	(1,301)	(1,681)
Indirect expenses	(997)	(100)	(512)	(126)	(37)	(201)	1,973	-

Strategic costs - direct	(25)	2	(5)	(1)	-	(28)	(293)	(350)
- indirect	(97)	(6)	(36)	(7)	(3)	(6)	155	-
Litigation and conduct costs	(4)	(17)	6	(1)	10	(12)	(783)	(801)

Operating expenses	(1,582)	(252)	(849)	(225)	(114)	(671)	(1,042)	(4,735)

Operating profit/(loss) before impairment (losses)/releases	1,579	60	931	157	170	50	(980)	1,967
Impairment (losses)/releases	(147)	26	(19)	(1)	3	(4)	1	(141)
Operating profit/(loss)	1,432	86	912	156	173	46	(979)	1,826

Additional information
Return on equity (2)	28.9%	7.0%	14.1%	15.8%	25.7%	(0.5%)	nm	5.3%
Cost:income ratio (3)	50.0%	80.8%	46.0%	58.9%	40.1%	93.1%	nm	70.4%
Impairments as a % of gross loans and advances to customers	0.18%	(0.26%)	0.04%	nm	nm	nm	nm	0.09%
Net interest margin %	2.81%	1.85%	1.65%	2.53%	1.64%	0.50%	nm	2.02%
Third party customer asset rate %	3.42%	2.39%	2.77%	2.85%	2.44%	nm	nm	nm
Third party customer funding rate %	(0.27%)	(0.21%)	(0.31%)	(0.18%)	(0.09%)	nm	nm	nm
Average interest earning assets (£bn)	182.4	24.4	121.7	20.1	26.9	27.1	28.6	431.2
Total assets (£bn)	192.3	24.9	141.8	20.9	29.8	285.0	53.6	748.3
Funded assets (£bn)	192.3	24.8	141.8	20.9	29.8	134.5	53.1	597.2
Net loans and advances to customers (£bn)	161.9	19.1	90.7	13.8	13.0	21.2	0.3	320.0
Impairment provisions (£bn) (4)	(1.5)	(1.1)	(1.1)	(0.1)	-	(0.2)	0.1	(3.9)
Customer deposits (£bn)	182.2	17.6	96.4	26.4	28.5	14.8	0.4	366.3
Risk-weighted assets (RWAs) (£bn)	43.4	16.8	71.7	9.4	6.8	50.1	0.6	198.8
RWA equivalent (RWAes) (£bn)	44.5	17.3	74.9	9.5	6.8	54.1	0.8	207.9
Employee numbers (FTEs - thousands)	18.6	2.8	4.5	1.4	1.7	5.6	35.4	70.0
For the notes to this table refer to the following page. nm = not meaningful.

Segment performance
	Quarter ended 30 June 2018
	PBB		CPB				Central
		Ulster	Commercial	Private	RBS	NatWest	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,283	118	505	129	115	31	(1)	2,180
Other non-interest income	287	48	410	69	32	235	121	1,202
Own credit adjustments	-	-	-	-	-	18	-	18
Total income	1,570	166	915	198	147	284	120	3,400

Direct expenses - staff costs	(188)	(45)	(107)	(34)	(27)	(144)	(394)	(939)
- other costs	(37)	(24)	(49)	(10)	(18)	(62)	(662)	(862)
Indirect expenses	(476)	(47)	(250)	(60)	(17)	(99)	949	-

Strategic costs - direct	(19)	3	(7)	-	-	(11)	(107)	(141)
- indirect	(23)	(3)	2	1	(2)	-	25	-
Litigation and conduct costs	(3)	(8)	7	(1)	9	(6)	(780)	(782)

Operating expenses	(746)	(124)	(404)	(104)	(55)	(322)	(969)	(2,724)

Operating profit/(loss) before impairment (losses)/releases	824	42	511	94	92	(38)	(849)	676
Impairment (losses)/releases	(90)	34	4	-	3	(13)	(1)	(63)

Operating profit/(loss)	734	76	515	94	95	(51)	(850)	613

Additional information
Return on equity (2)	30.0%	12.5%	15.9%	19.3%	27.9%	(3.0%)	nm	1.1%
Cost:income ratio (3)	47.5%	74.7%	42.5%	52.5%	37.4%	113.4%	nm	80.0%
Impairments as a % of gross loans and advances to customers	0.22%	(0.67%)	(0.02%)	nm	nm	nm	nm	0.08%
Net interest margin %	2.81%	1.91%	1.66%	2.54%	1.72%	0.46%	nm	2.01%
Third party customer asset rate %	3.41%	2.40%	2.79%	2.82%	2.34%	nm	nm	nm
Third party customer funding rate %	(0.27%)	(0.21%)	(0.31%)	(0.17%)	(0.11%)	nm	nm	nm
Average interest earning assets (£bn)	183.1	24.8	121.9	20.3	26.9	27.0	30.9	434.9
Total assets (£bn)	192.3	24.9	141.8	20.9	29.8	285.0	53.6	748.3
Funded assets (£bn)	192.3	24.8	141.8	20.9	29.8	134.5	53.1	597.2
Net loans and advances to customers (£bn)	161.9	19.1	90.7	13.8	13.0	21.2	0.3	320.0
Impairment provisions (£bn) (4)	(1.5)	(1.1)	(1.1)	(0.1)	-	(0.2)	0.1	(3.9)
Customer deposits (£bn)	182.2	17.6	96.4	26.4	28.5	14.8	0.4	366.3
Risk-weighted assets (RWAs) (£bn)	43.4	16.8	71.7	9.4	6.8	50.1	0.6	198.8
RWA equivalent (RWAes) (£bn)	44.5	17.3	74.9	9.5	6.8	54.1	0.8	207.9
Employee numbers (FTEs - thousands)	18.6	2.8	4.5	1.4	1.7	5.6	35.4	70.0

nm = not meaningful
Notes:
(1)	Central items include unallocated transactions which principally comprise volatile items under IFRS and RMBS related charges.
(2)
RBS’s CET 1 target is in excess of 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by notional equity allocated at different rates of 14% (Ulster Bank RoI), 11% (Commercial Banking), 13.5% (Private Banking), 16% (RBS International) and 15% for all other segments, of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes). RBS Return on equity is calculated using profit for the period attributable to ordinary shareholders.

(3)	Operating lease depreciation included in income (H1 2018 - £57 million; Q2 2018 - £26 million).
(4)	Prepared under IFRS 9. Refer to the February 2018 IFRS 9 Transition report for further details.

Condensed consolidated income statement for the period ended 30 June 2018 (unaudited)
	Half year ended
	30 June	30 June
	2018	2017
	£m	£m
Interest receivable	5,444	5,462
Interest payable	(1,118)	(990)
Net interest income (1)	4,326	4,472

Fees and commissions receivable	1,646	1,666
Fees and commissions payable	(451)	(448)
Income from trading activities	847	884
Loss on redemption of own debt	-	(7)
Other operating income	334	352
Non-interest income	2,376	2,447
Total income	6,702	6,919

Staff costs	(2,086)	(2,447)
Premises and equipment	(644)	(678)
Other administrative expenses	(1,636)	(1,208)
Depreciation and amortisation	(338)	(511)
Write down of other intangible assets	(31)	(8)
Operating expenses	(4,735)	(4,852)

Profit before impairment losses	1,967	2,067
Impairment losses	(141)	(116)

Operating profit before tax	1,826	1,951
Tax charge	(741)	(727)

Profit for the period	1,085	1,224
Attributable to:
Non-controlling interests	(16)	29
Preference share and other dividends	213	256
Ordinary shareholders	888	939

Basic earnings per ordinary share (2)	7.4p	7.9p

Notes:
(1)	Negative interest on loans and advances is reported as interest payable. Negative interest on customer deposits is reported as interest receivable.
(2)	There is no dilutive impact in any period.

Condensed consolidated statement of comprehensive income for the period ended 30 June 2018 (unaudited)

	Half year ended
	30 June	30 June
	2018	2017
	£m	£m
Profit for the period	1,085	1,224

Items that do not qualify for reclassification
Loss on remeasurement of retirement benefit schemes	-	(26)
Profit/(loss) on fair value of credit in financial liabilities designated
at fair value through profit or loss due to own credit risk	95	(77)
Fair value through other comprehensive income (FVOCI) (1)	3	-
Funding commitment to retirement benefit schemes (2)	(2,000)	-
Tax	500	(8)

	(1,402)	(111)
Items that do qualify for reclassification
FVOCI financial assets (1)	199	29
Cash flow hedges	(521)	(611)
Currency translation	18	103
Tax	97	161

	(207)	(318)

Other comprehensive loss after tax	(1,609)	(429)

Total comprehensive (loss)/income for the period	(524)	795

Total comprehensive (loss)/income is attributable to:
Non-controlling interests	(29)	49
Preference shareholders	74	85
Paid-in equity holders	139	171
Ordinary shareholders	(708)	490

	(524)	795
 Notes:
(1)
Refer to Note 2 for further information on the impact of IFRS 9 on classification and basis of preparation, half year ended 30 June 2018 prepared under IFRS 9 and half year ended 30 June 2017 under IAS 39.

(2)
On 17 April 2018 RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing.  NatWest Markets Plc cannot continue to be a participant in the Main section and separate arrangements are required for its employees.  Under the MoU NatWest Bank will make a contribution of £2 billion to strengthen funding of the Main section in recognition of the changes in covenant. The contribution will be made later in 2018.

Condensed consolidated balance sheet as at 30 June 2018 (unaudited)

	30 June	31 December
	2018	2017
	£m	£m

Assets
Cash and balances at central banks	102,590	98,337
Net loans and advances to banks	18,100	16,254
Reverse repurchase agreements and stock borrowing	9,739	13,997
Loans and advances to banks	27,839	30,251
Net loans and advances to customers	319,961	323,184
Reverse repurchase agreements and stock borrowing	29,177	26,735
Loans and advances to customers	349,138	349,919
Debt securities	92,269	78,933
Equity shares	581	450
Settlement balances	8,325	2,517
Derivatives	151,136	160,843
Intangible assets	6,570	6,543
Property, plant and equipment	4,370	4,602
Deferred tax	1,815	1,740
Prepayments, accrued income and other assets	3,620	3,726
Assets of disposal groups	83	195

Total assets	748,336	738,056

Liabilities
Bank deposits	40,059	39,479
Repurchase agreements and stock lending	8,651	7,419
Deposits by banks	48,710	46,898
Customer deposits	366,341	367,034
Repurchase agreements and stock lending	35,459	31,002
Customer accounts	401,800	398,036
Debt securities in issue	36,723	30,559
Settlement balances	7,799	2,844
Short positions	35,041	28,527
Derivatives	143,689	154,506
Provisions for liabilities and charges	6,995	7,757
Accruals and other liabilities	5,841	6,392
Retirement benefit liabilities	2,130	129
Deferred tax	501	583
Subordinated liabilities	10,602	12,722
Liabilities of disposal groups	14	10

Total liabilities	699,845	688,963

Equity
Non-controlling interests	734	763
Owners’ equity*
Called up share capital	12,028	11,965
Reserves	35,729	36,365

Total equity	48,491	49,093

Total liabilities and equity	748,336	738,056

*Owners’ equity attributable to:
Ordinary shareholders	41,134	41,707
Other equity owners	6,623	6,623

	47,757	48,330

Condensed consolidated statement of changes in equity for the period ended 30 June 2018 (unaudited)

	Half year ended
	30 June	30 June
	2018	2017
	£m	£m

Called-up share capital - at beginning of period	11,965	11,823
Ordinary shares issued	63	53

At end of period	12,028	11,876

Paid-in equity - at beginning of period	4,058	4,582
Redemption call by RBS Capital Trust III (1)	-	(91)

At end of period	4,058	4,491

Share premium account - at beginning of period	887	25,693
Ordinary shares issued	108	96
Capital reduction (2)	-	(25,789)

At end of period	995	-

Merger reserve - at beginning and end of period	10,881	10,881

Fair value through other comprehensive income reserve - at beginning of period (3)	255	238
Implementation of IFRS 9 on 1 January 2018	34	-
Unrealised gains	203	100
Realised gains	(3)	(71)
Tax	(47)	(8)

At end of period	442	259

Cash flow hedging reserve - at beginning of period	227	1,030
Amount recognised in equity	(156)	(240)
Amount transferred from equity to earnings	(365)	(371)
Tax	143	156

At end of period	(151)	575

Foreign exchange reserve - at beginning of period	2,970	2,888
Retranslation of net assets	(58)	124
Foreign currency gains/(losses) on hedges of net assets	14	(8)
Tax	1	13
Recycled to profit or loss on disposal of businesses (4)	74	(33)

At end of period	3,001	2,984

Capital redemption reserve - at beginning of period	-	4,542
Capital reduction (2)	-	(4,542)
At end of period	-	-

Retained earnings - at beginning of period	17,130	(12,936)
Implementation of IFRS 9 on 1 January 2018	(105)	-
Profit attributable to ordinary shareholders and other equity owners	1,101	1,195
Equity preference dividends paid	(74)	(85)
Paid-in equity dividends paid, net of tax	(139)	(171)
Capital reduction (2)	-	30,331
Realised gains in period on FVOCI equity shares	3	-
Remeasurement of retirement benefit schemes
- gross	-	(26)
- tax	-	(20)
Funding commitment to retirement benefit schemes (5)
- gross	(2,000)	-
- tax	516	-
Changes in fair value of credit in financial liabilities designated at fair value through profit
- gross	95	(77)
- tax	(16)	12
Shares issued under employee share schemes	(2)	(5)
Share-based payments
- gross	18	(34)

At end of period	16,527	18,184

For notes to this table, refer to the following page.

Condensed consolidated statement of changes in equity for the period ended 30 June 2018  (unaudited)

	Half year ended
	30 June	30 June
	2018	2017
	£m	£m

Own shares held - at beginning of period	(43)	(132)
Purchase of own shares	(63)	(69)
Shares issued under employee share schemes	82	156

At end of period	(24)	(45)

Owners’ equity at end of period	47,757	49,205

Non-controlling interests - at beginning of period	763	795
Currency translation adjustments and other movements	(12)	20
(Loss)/profit attributable to non-controlling interests	(16)	29
Movements in Fair value through other comprehensive income - unrealised losses	(1)	-

At end of period	734	844

Total equity at end of period	48,491	50,049

Total equity is attributable to:
Non-controlling interests	734	844
Preference shareholders	2,565	2,565
Paid-in equity holders	4,058	4,491
Ordinary shareholders	41,134	42,149

	48,491	50,049

Notes:
(1)	Paid in equity reclassified to liabilities as a result of the call of RBS capital Trust D in March 2017, redeemed in June 2017.
(2)
On 15 June 2017, the Court of Session approved a reduction of RBSG plc capital so that the amounts which stood to the credit of share premium account and capital redemption reserve were transferred to retained earnings.

(3)
Refer to Note 2 for further information on the impact of IFRS 9 on classification and basis of preparation, half year ended 30 June 2018 prepared under IFRS 9 and half year ended 30 June 2017 under IAS 39.

(4)	No tax impact.
(5)
On 17 April 2018 RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing.  NatWest Markets Plc cannot continue to be a participant in the Main section and separate arrangements are required for its employees.  Under the MoU NatWest Bank will make a contribution of £2 billion to strengthen funding of the Main section in recognition of the changes in covenant. The contribution will be made later in 2018.

Condensed consolidated cash flow statement for the period ended 30 June 2018 (unaudited)

	Half year ended
	30 June	30 June
	2018	2017
	£m	£m

Operating activities
Operating profit before tax	1,826	1,951
Adjustments for non-cash items	(1,280)	(2,181)

Net cash inflow/(outflow) from trading activities	546	(230)
Changes in operating assets and liabilities	9,408	30,797

Net cash flows from operating activities before tax	9,954	30,567
Income taxes paid	(156)	(248)

Net cash flows from operating activities	9,798	30,319

Net cash flows from investing activities	(3,769)	(6,319)

Net cash flows from financing activities	(2,307)	(4,814)

Effects of exchange rate changes on cash and cash equivalents	38	(64)

Net increase in cash and cash equivalents	3,760	19,122
Cash and cash equivalents at beginning of year	122,605	98,570

Cash and cash equivalents at end of year	126,365	117,692

Notes

1. Basis of preparation
The Group condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’. They should be read in conjunction with RBS’s 2017 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
The Group’s business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 1 to 45. The risk factors which could materially affect the Group’s future results are described on pages 48 to 49.

Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the results for the half year ended 30 June 2018 have been prepared on a going concern basis.

2. Accounting policies
In July 2014, the IASB published IFRS 9 ‘Financial instruments’ with an effective date of 1 January 2018. For further details see pages 261 and 262 of the Group’s 2017 Annual Report and Accounts and Appendix 2, which is consistent with the RBS Group February 2018 IFRS 9 Transition report. There has been no restatement of accounts prior to 2018. The impact on the Group’s balance sheet at 1 January 2018 is as follows:

		Impact of IFRS 9
			Expected
	31 December	Classification &	credit		1 January
	2017	measurement	losses	Tax	2018
	£m	£m	£m	£m	£m
Cash and balances at central banks	98,337	-	(1)	-	98,336
Net loans and advances to banks	30,251	-	(3)	-	30,248
Net loans and advances to customers	349,919	517	(524)	-	349,912
Debt securities and equity shares	79,383	44	(3)	-	79,424
Other assets	19,323	-	-	25	19,348

Total assets	738,056	561	(531)	25	738,111

Total liabilities	688,963	-	85	41	689,089
Total equity	49,093	561	(616)	(16)	49,022
Total liabilities and equity	738,056	561	(531)	25	738,111

Total
Key differences in moving from IAS 39 to IFRS 9 on impairment loss	£m
31 December 2017 - IAS 39 impairment provision (1)	3,832
Removal of IAS 39 latent provision	(390)
IFRS 9 12 month expected credit loss (ECL) on Stage 1 and 2	513
Increase in Stage 2 ECL to lifetime (discounted)	356
Stage 3 loss estimation (EAD, LGD)	73
Impact of multiple economic scenarios	64
1 January 2018 - IFRS 9 ECL	4,448

Note:
(1) IAS 39 provision includes £28 million relating to AFS and LAR debt securities and £3,814 million relating to loans less £10 million on loans that are now carried at fair value.

The Group’s principal accounting policies are as set out on pages 251 to 263 of the Group’s 2017 Annual Report and Accounts. From 1 January 2018 the accounting policies have been updated to reflect the adoption of IFRS 9 as mentioned above. Other than in relation to IFRS 9 other amendments to IFRS effective for 2018, including IFRS 15 ‘Revenue from contracts with customers’, IFRS 2 ‘Share-based payments’ and IAS 40 ‘Investment Property’ have not had a material effect on the Group’s 2018 Interim results.

Notes

2. Accounting policies continued
Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of the Group’s financial condition are those relating to goodwill, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on pages 259 to 261 of the Group’s 2017 Annual Report and Accounts. From 1 January 2018, the previous critical accounting policy relating to loan impairment provisions has been superceded on the adoption of IFRS 9 for which details are included in Appendix 2, which is consistent with the details included in the RBS Group February 2018 IFRS 9 Transition report.

3. Analysis of income, expenses and impairment losses

	Half year ended
	30 June	30 June
	2018	2017
	£m	£m

Loans and advances to customers	4,978	5,152
Loans and advances to banks	236	120
Debt securities	230	190

Interest receivable	5,444	5,462

Customer accounts	415	328
Balances by banks	113	70
Debt securities in issue	337	254
Subordinated liabilities	226	317
Internal funding of trading businesses	27	21

Interest payable	1,118	990

Net interest income	4,326	4,472

Net fees and commissions	1,195	1,218

Foreign exchange	336	228
Interest rate	275	652
Credit	187	58
Own credit adjustments	39	(73)
Other	10	19

Income from trading activities	847	884

Loss on redemption of own debt	-	(7)

Operating lease and other rental income	128	142
Changes in the fair value of financial assets and liabilities designated as at fair
value through profit or loss and related derivatives	(76)	41
Changes in fair value of investment properties	(7)	(10)
Profit on sale of securities	1	33
Profit on sale of property plant equipment	21	3
(Loss)/profit on sale of subsidiaries and associates	(9)	206
Profit/(loss) on disposal or settlement of loans and advances	22	(150)
Share of profits of associated undertakings	17	60
Other income	237	27

Other operating income	334	352

Total non-interest income	2,376	2,447

Total income	6,702	6,919

Notes

3. Analysis of income, expenses and impairment losses

	Half year ended
	30 June	30 June
	2018	2017
	£m	£m

Staff costs	(2,086)	(2,447)
Premises and equipment	(644)	(678)
Other (1)	(1,636)	(1,208)

Administrative expenses	(4,366)	(4,333)
Depreciation and amortisation	(338)	(511)
Write down of other intangible assets	(31)	(8)

Operating expenses	(4,735)	(4,852)

Impairment losses	(141)	(116)
Impairments as a % of gross loans and advances to customers	0.09%	0.07%

Note:
(1)	Includes costs relating to customer redress, DoJ and litigation and other regulatory (including RMBS) – refer to Note 4 for further details.

4. Provisions for liabilities and charges

				Litigation
	Payment	Other		and other
	protection	customer		regulatory
	insurance	redress	DoJ (1)	(incl. RMBS)	Other	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2018	1,053	870	3,243	641	1,950	7,757
Implementation of IFRS 9 on 1 January 2018 (2)	-	-	-	-	85	85
Currency translation and other movements	-	(5)	(119)	(4)	(1)	(129)
Charge to income statement	-	19	-	3	111	133
Releases to income statement	-	(10)	(1)	(5)	(15)	(31)
Provisions utilised	(152)	(115)	(90)	(52)	(100)	(509)
At 31 March 2018	901	759	3,033	583	2,030	7,306
RMBS transfers (1)	-	-	(567)	567	-	-
Currency translation and other movements	-	-	209	32	(24)	217
Charge to income statement	-	46	1,040	23	93	1,202
Releases to income statement	-	(51)	-	(305)	(119)	(475)
Provisions utilised	(156)	(104)	-	(189)	(806)	(1,255)
At 30 June 2018	745	650	3,715	711	1,174	6,995

Notes:
(1)	RMBS provision has been redesignated ‘DoJ’ and the remaining RMBS litigation matters transferred to Litigation and other regulatory as of 1 April 2018 to reflect progress on resolution.
(2)	Refer to Note 2 for further details on the impact of IFRS 9 on classification and basis of preparation.

Notes

4. Provisions for liabilities and charges (continued)

Payment Protection Insurance (PPI)
The cumulative charge in respect of PPI is £5.1 billion, of which £4.0 billion (78%) in redress and £0.4 billion in administrative expenses had been utilised by 30 June 2018. Of the £5.1 billion cumulative charge, £4.6 billion relates to redress and £0.5 billion to administrative expenses.

The principal assumptions underlying RBS’s provision in respect of PPI sales are: assessment of the total number of complaints that RBS will receive before 29 August 2019; the proportion of these that will result in redress; and the average cost of such redress. The number of complaints has been estimated from an analysis of RBS’s portfolio of PPI policies sold by vintage and by product. Estimates of the percentage of policyholders that will lodge complaints (the take up rate) and of the number of these that will be upheld (the uphold rate) have been established based on recent experience, guidance in FCA policy statements and the expected rate of responses from proactive customer contact. The average redress assumption is based on recent experience and FCA calculation rules. The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
	Actual to date	Future expected	Change in assumption	Consequential change in provision
Assumption			%	£m

Customer initiated complaints (1)	2,578k	371k	+/-5	+/-26
Uphold rate (2)	90%	89%	+/-1	+/-6
Average redress (3)	£1,673	£1,559	+/-5	+/-26
Processing cost per claim (4)	£156	£113	+/-20k claims	+/-2

Notes:
(1)	Claims received directly by RBS to date, including those received via CMCs and Plevin (commission) only. Excluding those for proactive mailings and where no PPI policy exists.
(2)	Average uphold rate per customer initiated claims received directly by RBS to end of timebar for both PPI (mis-sale) and Plevin (commission), excluding those for which no PPI policy exists.
(3)	Average redress for PPI (mis-sale) and Plevin (commission) pay-outs.
(4)	Processing costs per claim on a valid complaints basis, includes direct staff costs and associated overhead - excluding FOS fees.

Interest that will be payable on successful complaints has been included in the provision as has the estimated cost to RBS of administering the redress process. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs. Assumptions related to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. We continue to monitor the position closely and refresh the underlying assumptions. Background information in relation to PPI claims is given in Note 11.

Department of Justice
In May 2018, RBSG reached a civil settlement in principle to resolve the DoJ’s RMBS investigation. Under the terms of the proposed settlement, RBSG agreed, in principle, to pay a civil monetary cash penalty of US$4,901 million (£3,715 million). Of this amount, US$3,461 million (£2,675 million) is covered by existing provisions. An additional charge of US$1,440 million (£1,040 million) was taken in May 2018.

Litigation and other regulatory (incl. RMBS)
RBS is party to certain legal proceedings and regulatory investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBS incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made.

In the US, RBS companies are subject to civil litigation and investigations relating to their issuance and underwriting of US RMBS. Detailed descriptions of such matters are given in Note 11.

Notes

4. Provisions for liabilities and charges (continued)

In March 2018, the New York Attorney General announced that it had resolved its RMBS investigation. RBS Financial Products Inc. paid US$100 million (£73 million) to the State of New York, and provided US$400 million of consumer relief credits at a cost of approximately US$130 million (£94 million). In July 2018, the Illinois Attorney General announced that it too had resolved its RMBS investigation. RBS Financial Products Inc. paid US$20 million (£15 million) to the State of Illinois to settle this matter.

RBS has released a provision of US$318 million (£241 million) which had been established to cover a judgment in favour of the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) in civil RMBS litigation against NatWest Markets Securities Inc. and Nomura Holding America Inc. and subsidiaries. In July 2018, Nomura paid the full amount due under the judgment, thereby extinguishing NatWest Markets Securities Inc.'s liability in this case.

Other
RBS recognised a £800 million provision as a consequence of the announcement in 2017 that HM Treasury is seeking a revised package of remedies that would conclude its remaining State Aid commitments. In the last quarter, costs totalling £722 million have been utilised against this provision.

5. Tax
The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 19% (2017 - 19.25%), as analysed below.

	Half year ended
	30 June	30 June
	2018	2017
	£m	£m

Profit before tax	1,826	1,951

Expected tax charge	(347)	(376)
Losses and temporary differences in period where no
deferred tax asset recognised	(8)	(156)
Foreign profits taxed at other rates	1	72
Items not allowed for tax
- losses on disposals and write-downs	(26)	(59)
- UK bank levy	(16)	(20)
- regulatory and legal actions	(154)	(21)
- other disallowable items	(34)	(34)
Non-taxable items	8	62
Taxable foreign exchange movements	(5)	9
Losses brought forward and utilised	18	3
Reduction in carrying value of deferred tax in respect of UK losses	(15)	-
Banking surcharge	(188)	(199)
Adjustments in respect of prior periods	25	(8)

Actual tax charge	(741)	(727)

At 30 June 2018, the Group has recognised a deferred tax asset of £1,815 million (31 December 2017 - £1,740 million) and a deferred tax liability of £501 million (31 December 2017 - £583 million). These include amounts recognised in respect of UK trading losses of £665 million (31 December 2017 - £680 million). Under UK tax legislation, these UK losses can be carried forward indefinitely. The Finance Act 2016 limited the offset of the UK banking losses carried forward to 25% of taxable profits. The Group has considered the carrying value of this asset as at 30 June 2018 and concluded that it is recoverable based on future profit projections.

Notes

6. Profit attributable to non-controlling interests

	Half year ended
	30 June	30 June
	2018	2017
	£m	£m

RFS Holdings BV Consortium Members	(17)	27
Other	1	2

(Loss)/profit attributable to non-controlling interests	(16)	29

7. Financial instruments: classification

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9/IAS 39. Assets and liabilities outside the scope of IFRS 9 are shown within other assets and liabilities.

					Amortised	Other
		MFVPL (1,2)		FVOCI (3)	cost	assets	Total
Assets			£m	£m	£m	£m	£m

Cash and balances at central banks			-	-	102,590		102,590
Loans and advances to banks
- reverse repos			9,192	-	547		9,739
- other			8,003	-	10,097		18,100
Loans and advances to customers
- reverse repos			29,167	-	10		29,177
- other			15,825	-	304,136		319,961
Debt securities			38,339	45,582	8,348		92,269
Equity shares			94	487	-		581
Settlement balances			-	-	8,325		8,325
Derivatives			151,136				151,136
Other assets			-	-	-	16,458	16,458

30 June 2018			251,756	46,069	434,053	16,458	748,336

	Held-for-			Loans and	Held-to-	Other
	trading (1)	DFV (4)	AFS (5)	receivables	maturity	assets	Total
	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	-	98,337	-		98,337
Loans and advances to banks
- reverse repos	11,845	-	-	2,152	-		13,997
- other	6,889	-	-	9,365	-		16,254
Loans and advances to customers
- reverse repos	24,427	-	-	2,308	-		26,735
- other	15,320	56	-	307,808	-		323,184
Debt securities	27,481	-	43,681	3,643	4,128		78,933
Equity shares	29	134	287	-	-		450
Settlement balances	-		-	2,517			2,517
Derivatives	160,843						160,843
Other assets	-	-	-	-	-	16,806	16,806

31 December 2017	246,834	190	43,968	426,130	4,128	16,806	738,056

For the notes to this table refer to the following page.

Notes

7. Financial instruments: classification (continued)

	Held-for-		Amortised	Other
	trading (1)	DFV (4)	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m

Deposits by banks
- repos	6,255	-	2,396		8,651
- other	12,731	-	27,328		40,059
Customer accounts
- repos	31,114	-	4,345		35,459
- other	11,266	435	354,640		366,341
Debt securities in issue	1,017	2,791	32,915		36,723
Settlement balances	-	-	7,799		7,799
Short positions	35,041	-			35,041
Derivatives	143,689				143,689
Subordinated liabilities	-	880	9,722		10,602
Other liabilities	-	-	2,160	13,321	15,481

30 June 2018	241,113	4,106	441,305	13,321	699,845

	Held-for-		Amortised	Other
	trading (1)	DFV (4)	cost	liabilities	Total
	£m	£m	£m	£m	£m

Deposits by banks
- repos	4,030	-	3,389		7,419
- other	12,472	-	27,007		39,479
Customer accounts
- repos	24,333	-	6,669		31,002
- other	11,513	874	354,647		367,034
Debt securities in issue	1,107	3,403	26,049		30,559
Settlement balances	-	-	2,844		2,844
Short positions	28,527	-	-		28,527
Derivatives	154,506				154,506
Subordinated liabilities	-	939	11,783		12,722
Other liabilities	-	-	2,181	12,690	14,871

31 December 2017	236,488	5,216	434,569	12,690	688,963

Notes:
(1)
Includes derivative assets held for hedging purposes of £2,502 million (31 December 2017 - £2,967 million) and derivative liabilities held for hedging purposes of £3,116 million (31 December 2017 - £3,571 million).

(2)	Mandatory fair value through profit or loss.
(3)	Fair value through other comprehensive income.
(4)	Designated as at fair value through profit or loss.
(5)	Available-for-sale.

With the exception of change to IFRS 9 from IAS 39 on 1 January 2018, there were no other reclassifications in either the half year ended 30 June 2018 or the year ended 31 December 2017.

Notes

7. Financial instruments: carried at fair value - valuation hierarchy
Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the 2017 Annual Report and Accounts. Valuation, sensitivity methodologies and inputs at 30 June 2018 are consistent with those described in Note 9 to the 2017 Annual Report and Accounts.

The tables below show financial instruments carried at fair value on the balance sheet by valuation hierarchy - level 1, level 2 and level 3 and valuation sensitivities for level 3 balances.

					Level 3 sensitivity
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
30 June 2018	£bn	£bn	£bn	£bn	£m	£m

Assets
Loans and advances	-	62.0	0.2	62.2	20	(10)
Debt securities	72.0	11.0	0.9	83.9	10	(10)
- of which FVOCI	42.2	3.3	0.1	45.6	-	-
Equity shares	0.2	-	0.4	0.6	40	(30)
- of which FVOCI	0.2	-	0.3	0.5	40	(30)
Derivatives	-	149.5	1.6	151.1	130	(110)

	72.2	222.5	3.1	297.8	200	(160)

Proportion	24.2%	74.8%	1.0%	100%

31 December 2017

Assets
Loans and advances	-	58.3	0.2	58.5	-	-
Debt securities	56.8	13.2	1.2	71.2	30	(10)
- of which AFS	37.2	6.2	0.3	43.7	-	-
Equity shares	-	0.3	0.2	0.5	20	(30)
- of which AFS	-	0.1	0.2	0.3	20	(20)
Derivatives	-	159.1	1.7	160.8	160	(170)
	56.8	230.9	3.3	291.0	210	(210)

Proportion	19.6%	79.3%	1.1%	100%

30 June 2018

Liabilities
Deposits	-	61.5	0.3	61.8	30	(30)
Debt securities in issue	-	3.5	0.3	3.8	-	-
Short positions	29.6	5.4	-	35.0	-	-
Derivatives	-	142.3	1.4	143.7	90	(90)
Subordinated liabilities	-	0.9	-	0.9	-	-

	29.6	213.6	2.0	245.2	120	(120)

Proportion	12.1%	87.1%	0.8%	100%

31 December 2017

Liabilities
Deposits	-	53.0	0.2	53.2	20	(20)
Debt securities in issue	-	4.2	0.3	4.5	10	(10)
Short positions	23.7	4.8	-	28.5	-	-
Derivatives	-	152.9	1.7	154.6	140	(140)
Subordinated liabilities	-	0.9	-	0.9	-	-

	23.7	215.8	2.2	241.7	170	(170)

Proportion	9.8%	89.3%	0.9%	100%

For the notes to this table refer to the following page.

Notes

7. Financial instruments: carried at fair value - valuation hierarchy (continued)
Notes:
(1)
Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares, certain exchange-traded derivatives and certain US agency securities.

Level 2: valued using techniques based significantly on observable market data. Instruments in this category are valued using:
(a) quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
(b) valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.
Level 2 instruments included non-G10 government securities, most government agency securities, investment-grade corporate bonds, certain mortgage products, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.

Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Level 3 instruments primarily include cash instruments which trade infrequently, certain syndicated mortgage loans, unlisted equity shares, certain residual interests in securitisations, asset-backed products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.
(3)	For an analysis of derivatives refer to Appendix 1 - Capital and risk management - Credit risk.
(4)	See Note 2 for further information on the impact of IFRS 9 on classification and basis of preparation, half year ended 30 June 2018 prepared under IFRS 9 and year ended 31 December 2017 under IAS 39.

Movement in level 3 portfolios

	Half year ended 2018				Half year ended 2017
	MFVPL	FVOCI	Total	Total	FVTPL	AFS	Total	Total
	assets (1)	assets	assets	liabilities	assets (1)	assets	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	2,965	257	3,222	2,187	4,111	426	4,537	2,997
Amount recorded in the income statement (2)	23	20	43	(233)	(410)	1	(409)	(204)
Amount recorded in the statement of
comprehensive income	-	17	17	-	-	(15)	(15)	-
Level 3 transfers in	513	84	597	198	255	266	521	292
Level 3 transfers out	(181)	(1)	(182)	(107)	(404)	-	(404)	(418)
Issuances	-	-	-	24	-	-	-	-
Purchases	596	17	613	191	810	1	811	269
Settlements	(473)	-	(473)	(108)	(96)	-	(96)	(117)
Sales	(706)	(5)	(711)	(122)	(876)	(156)	(1,032)	(323)
Foreign exchange and other adjustments	1	2	3	-	(17)	(1)	(18)	9

At 30 June	2,738	391	3,129	2,030	3,373	522	3,895	2,505

Amounts recorded in the income statement in
respect of balances held at year end
- unrealised	(10)	18	8	(222)	(96)	-	(96)	629
- realised	6	3	9	7	148	-	148	(262)

Notes:
(1)	Mandatory fair value through profit or loss comprises held-for-trading predominantly.
(2)
Net gains on HFT instruments of £240 million (H1 2017 - £197 million losses) were recorded in income from trading activities in continuing operations. Net gains on other instruments of £36 million (H1 2017 - £8 million losses) were recorded in other operating income and interest income as appropriate in continuing operations.

Notes

7. Financial instruments: fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	30 June 2018		31 December 2017
	Carrying value	Fair value	Carrying value	Fair value
	£bn	£bn	£bn	£bn

Financial assets
Loans and advances to banks	9.5	9.5	10.5	10.5
Loans and advances to customers	304.1	299.4	310.1	306.8
Debt securities	8.3	8.5	7.8	7.9

Financial liabilities
Deposits by banks	25.0	25.1	25.9	26.0
Customer accounts	52.1	52.1	39.8	39.9
Debt securities in issue	32.9	33.8	26.0	27.3
Subordinated liabilities	9.7	10.4	11.8	12.6

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

The table above excludes short-term financial instruments for which fair value approximates to carrying value: cash and balances at central banks, items in the course of collection from and transmission to other banks, settlement balances, demand deposits and notes in circulation.

8. Dividends
RBS has issued new ordinary shares to partially neutralise any impact on CET1 of coupon and dividend payments in respect of hybrid capital instruments. We have discussed this with the PRA and will stop the programme when we start paying ordinary dividends. Allotments in 2017 raised £300 million. In H1 2018 £85 million was raised and approximately £51 million has been raised since 30 June 2018.

9. Contingent liabilities and commitments

	30 June	31 December
	2018	2017
	£m	£m

Guarantees and assets pledged as collateral security	6,262	7,718
Other contingent liabilities	3,278	3,391
Standby facilities, credit lines and other commitments	122,526	124,941

Contingent liabilities and commitments	132,066	136,050

Contingent liabilities arise in the normal course of RBS’s business; credit exposure is subject to the bank’s normal controls. The amounts shown do not, and are not intended to, provide any indication of RBS’s expectation of future losses.

Notes

10. Segmental analysis
The business is organised into the following franchises and reportable segments:
●	Personal & Business Banking (PBB), comprising two reportable segments, UK Personal & Business Banking (UK PBB) and Ulster Bank RoI;
●	Commercial & Private Banking (CPB), comprising two reportable segments: Commercial Banking and Private Banking;
●	RBS International (RBSI) which is a single reportable segment;
●	NatWest Markets (NWM), which is a single reportable segment; and
●	Central items & other which comprises corporate functions.

Analysis of operating profit/(loss)
The following tables provide a segmental analysis of operating profit/(loss) by main income statement captions.

	Net		Other non-			Impairment
	interest	Net fees and	interest	Total	Operating	(losses)/	Operating
	income	commissions	income	income	expenses	releases	profit/(loss)
Half year ended 30 June 2018	£m	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	2,542	546	73	3,161	(1,582)	(147)	1,432
Ulster Bank RoI	224	43	45	312	(252)	26	86

Personal & Business Banking	2,766	589	118	3,473	(1,834)	(121)	1,518

Commercial Banking	997	444	339	1,780	(849)	(19)	912
Private Banking	252	116	14	382	(225)	(1)	156

Commercial & Private Banking	1,249	560	353	2,162	(1,074)	(20)	1,068

RBS International	219	52	13	284	(114)	3	173
NatWest Markets	67	(7)	661	721	(671)	(4)	46
Central items & other	25	1	36	62	(1,042)	1	(979)

Total	4,326	1,195	1,181	6,702	(4,735)	(141)	1,826

Half year ended 30 June 2017

UK Personal & Business Banking	2,564	568	40	3,172	(1,744)	(97)	1,331
Ulster Bank RoI	206	47	40	293	(293)	11	11

Personal & Business Banking	2,770	615	80	3,465	(2,037)	(86)	1,342

Commercial Banking	1,141	516	93	1,750	(996)	(94)	660
Private Banking	226	83	12	321	(232)	(7)	82

Commercial & Private Banking	1,367	599	105	2,071	(1,228)	(101)	742

RBS International	161	22	12	195	(94)	(5)	96
NatWest Markets	66	(10)	774	830	(1,092)	77	(185)
Central items & other	108	(8)	258	358	(401)	(1)	(44)

Total	4,472	1,218	1,229	6,919	(4,852)	(116)	1,951

	Half year ended
	30 June 2018			30 June 2017
		Inter			Inter
	External	segment	Total	External	segment	Total
Total revenue	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	3,577	33	3,610	3,589	17	3,606
Ulster Bank RoI	339	-	339	330	(1)	329

Personal & Business Banking	3,916	33	3,949	3,919	16	3,935

Commercial Banking	1,873	39	1,912	1,808	31	1,839
Private Banking	333	88	421	273	70	343

Commercial & Private Banking	2,206	127	2,333	2,081	101	2,182

RBS International	235	79	314	156	62	218
NatWest Markets	953	259	1,212	1,051	456	1,507
Central items & other	961	(498)	463	1,150	(635)	515

Total	8,271	-	8,271	8,357	-	8,357

Notes

10. Segmental analysis (continued)
Analysis of net fees and commissions

	UK	Ulster	Commercial	Private	RBS	NatWest	Central items
	PBB	Bank RoI	Banking	Banking	International	Markets	& other	Total
Half year ended 30 June 2018	£m	£m	£m	£m	£m	£m	£m	£m

Fees and commissions receivable
- Payment services	223	12	145	17	11	1	-	409
- Credit and debit card fees	257	12	51	6	-	-	-	326
- Lending (credit facilities)	237	15	154	1	17	39	-	463
- Brokerage	37	4	-	3	-	22	-	66
- Investment management	25	2	-	95	21	-	-	143
- Trade finance	1	1	66	1	2	2	-	73
- Underwriting fees	-	-	22	-	-	93	-	115
- Other	3	-	29	8	1	66	(56)	51
Total	783	46	467	131	52	223	(56)	1,646

Fees and commissions payable	(237)	(3)	(23)	(15)	-	(230)	57	(451)
Net fees and commissions	546	43	444	116	52	(7)	1	1,195

Half year ended 30 June 2017
Fees and commissions receivable
- Payment services	208	14	152	18	13	-	-	405
- Credit and debit card fees	263	14	48	6	-	-	-	331
- Lending (credit facilities)	253	15	208	1	6	46	-	529
- Brokerage	47	7	-	4	1	29	-	88
- Investment management	40	2	18	57	3	1	-	121
- Trade finance	-	-	81	-	3	4	-	88
- Underwriting fees	-	-	-	-	-	67	-	67
- Other	4	-	30	10	-	105	(112)	37
Total	815	52	537	96	26	252	(112)	1,666

Fees and commissions payable	(247)	(5)	(21)	(13)	(4)	(262)	104	(448)
Net fees and commissions	568	47	516	83	22	(10)	(8)	1,218

Total assets and liabilities

	30 June 2018		31 December 2017
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

UK Personal & Business Banking	192,283	184,624	190,636	183,410
Ulster Bank RoI	24,892	20,797	24,564	19,853

Personal & Business Banking	217,175	205,421	215,200	203,263

Commercial Banking	141,849	102,794	149,545	105,144
Private Banking	20,876	26,622	20,290	27,049

Commercial & Private Banking	162,725	129,416	169,835	132,193

RBS International	29,827	28,574	25,867	29,077
NatWest Markets	284,976	266,447	277,886	248,553
Central items & other	53,633	69,987	49,268	75,877

Total	748,336	699,845	738,056	688,963

Notes

11. Litigation, investigations and reviews
The Royal Bank of Scotland Group plc (the ‘company’ or RBSG) and certain members of the Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action (‘Matters’) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

RBS recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

While the outcome of these Matters is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of the Matters as at 30 June 2018 (refer to Note 4).

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on RBS’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. RBS cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

In respect of certain Matters described below, RBS has established a provision and in certain of those Matters, it has indicated that it has established a provision. RBS generally does not disclose information about the establishment or existence of a provision for a particular Matter where disclosure of the information can be expected to prejudice seriously RBS’s position in the Matter.

There are situations where RBS may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations, even for those Matters for which RBS believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such Matters affect the amount and timing of any potential outflows for both Matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any Matter may ultimately prove to be substantially greater than or less than the aggregate provision that RBS has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. RBS expects that in future periods additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

For a discussion of certain risks associated with the Group’s litigation, investigations and reviews, see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out in RBS’s 2017 Annual Report and Accounts on page 372 and in RBS’s 2017 Annual Report on Form 20-F on page 349.

Litigation
UK 2008 rights issue shareholder litigation
Commencing from March 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against RBSG (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions, in breach of the Financial Services and Markets Act 2000, were made in connection with the rights issue announced by RBS on 22 April 2008.

RBS has concluded full and final settlements with the claimants, for a total of £900 million (fully provisioned), thereby ending the proceedings. A validation and payment process for claims is well progressed.

Notes

11. Litigation, investigations and reviews continued
Residential mortgage-backed securities (RMBS) litigation in the US
RBS companies are defending a number of RMBS-related claims in the US. In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.

NatWest Markets Securities Inc. was a defendant in a lawsuit relating to RMBS issued by Nomura Holding America Inc. (Nomura) and subsidiaries, filed by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). In May 2015, the United States District Court for the Southern District of New York found Nomura and NatWest Markets Securities Inc. liable with respect to the sale of certain RMBS on the ground that the offering documents had contained materially misleading statements about the mortgage loans that backed the securitisations. This decision was affirmed by the United States Court of Appeals for the Second Circuit in September 2017, and on 25 June 2018, the United States Supreme Court rejected the defendants’ request for review of the judgment. In July 2018, Nomura paid the full amount due under the judgment, thereby extinguishing NatWest Markets Securities Inc.’s liability in the case. As a result, the provision previously established to cover this liability has been released.

NatWest Markets Securities Inc. remains a defendant in a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York. NatWest Markets Securities Inc. settled this matter for US$55.3 million, which has been paid into escrow pending court approval of the settlement.

In addition to the above, the remaining RMBS lawsuits against RBS companies consist of cases filed by the Federal Home Loan Banks of Boston and Seattle and the Federal Deposit Insurance Corporation that together involve the issuance of less than US$1 billion of RMBS issued primarily from 2005 to 2007.

London Interbank Offered Rate (LIBOR) and other rates litigation
NatWest Markets Plc and certain other members of the Group, including RBSG, have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Several class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR, were made part of a coordinated proceeding in the United States District Court for the Southern District of New York. In December 2016, the district court held that it lacks personal jurisdiction over NatWest Markets Plc with respect to certain claims. As a result of that decision, all Group companies have been dismissed from each of the USD LIBOR-related class actions (including class actions on behalf of over-the-counter plaintiffs, exchanged-based purchaser plaintiffs, bondholder plaintiffs, and lender plaintiffs), but six non-class cases in the coordinated proceeding remain pending against Group defendants. The dismissal of Group companies for lack of personal jurisdiction is the subject of a pending appeal to the United States Court of Appeals for the Second Circuit.

Among the non-class claims dismissed by the New York federal court in December 2016 were claims that the US Federal Deposit Insurance Corporation (FDIC) had asserted on behalf of certain failed US banks. On 10 July 2017, the FDIC, on behalf of 39 failed US banks, commenced substantially similar claims against RBS companies and others in the High Court of Justice of England and Wales. The action alleges that the defendants breached English and European competition law as well as asserting common law claims of fraud under US law.

Notes

11. Litigation, investigations and reviews continued
Certain members of the Group have also been named as defendants in two class actions relating to JPY LIBOR and Euroyen TIBOR, both pending before the same judge in the United States District Court for the Southern District of New York. In the first class action, which relates to Euroyen TIBOR futures contracts, the court dismissed the plaintiffs’ antitrust claims in March 2014, but declined to dismiss their contract claims under the Commodity Exchange Act for price manipulation, and the case is proceeding in the discovery phase. The second class action relates to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR. The court dismissed that case on 10 March 2017 on the ground that the plaintiffs lack standing. Plaintiffs have commenced an appeal of that decision.

Certain members of the Group have also been named as defendants in class actions relating to (i) Euribor, (ii) Swiss Franc LIBOR (iii) Pound sterling LIBOR, (iv) the Singapore Interbank Offered Rate and Singapore Swap Offer Rate, and (v) the Australian Bank Bill Swap Reference Rate, all of which are pending before other judges in the United States District Court for the Southern District of New York. On 21 February 2017, the court in the action relating to Euribor dismissed all claims alleged against RBS companies for lack of personal jurisdiction. On 18 August 2017, the court in the action relating to the Singapore Interbank Offered Rate and Singapore Swap Offer Rate dismissed all claims against RBS companies for lack of personal jurisdiction; however, the court allowed the plaintiffs to replead their complaint, and defendants’ renewed motion to dismiss the amended complaint is pending.

On 25 September 2017, the court in the action relating to Swiss Franc LIBOR dismissed all claims against all defendants on various grounds; however, the court held that it has personal jurisdiction over NatWest Markets Plc and allowed the plaintiffs to replead their complaint, and defendants’ renewed motion to dismiss the amended complaint is pending. The other matters described in the preceding paragraph (relating to Pound Sterling LIBOR and the Australian Bank Bill Swap Reference Rate) are subject to motions to dismiss that are currently pending.

NatWest Markets Plc has also been named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel.

Details of UK litigation claims in relation to the sale of interest rate hedging products (IRHPs) involving LIBOR-related allegations are set out under ‘Interest rate hedging products litigation’ on page 36. Details of LIBOR investigations involving RBS are set out under ‘Investigations and reviews’ on page 39.

ISDAFIX antitrust litigation
In 2015, NatWest Markets Plc reached an agreement to settle class action claims filed in the United States District Court for the Southern District of New York relating to alleged manipulation of USD ISDAFIX rates. Pursuant to the settlement, NatWest Markets Plc paid US$50 million into escrow pending final court approval of the settlement, which was granted on 1 June 2018.

FX antitrust litigation
NatWest Markets Plc and certain other members of the Group, including RBSG, are defendants in several purported class action cases relating to NatWest Markets Plc’s foreign exchange (FX) business, each of which is pending before the same federal judge in the United States District Court for the Southern District of New York. In 2015, RBS companies settled the consolidated antitrust class action which asserted claims on behalf of persons who entered into (a) over-the-counter foreign exchange (FX) spot transactions, forwards, swaps, futures, options or other FX transactions the trading or settlement of which is related in any way to FX rates, or (b) exchange-traded FX instruments. Following the Court’s preliminary approval of the settlement in December 2015, NatWest Markets Plc paid the total settlement amount (US$255 million) into escrow pending final court approval of the settlement. A second FX-related class action on behalf of ‘consumers and end-user businesses,’ is proceeding in the discovery phase following the court’s denial of the defendants’ motions to dismiss in March 2018.

A third FX-related class action, asserting Employee Retirement Income Security Act claims on behalf of employee benefit plans that engaged in FX transactions, including claims based on alleged non-collusive FX-related conduct, was dismissed in September 2016 on the ground that the plaintiffs failed to plead that the defendants had ERISA-based fiduciary duties to the plaintiffs. On 10 July 2018, the United States Court of Appeals for the Second Circuit affirmed the dismissal of this case.

Notes

11. Litigation, investigations and reviews continued
A fourth FX-related class action asserts federal and state antitrust claims on behalf of ‘indirect purchasers’ of FX instruments, which plaintiffs define as persons who were indirectly affected by FX instruments that others entered into directly with defendant banks or on exchanges. On 15 March 2018, the court granted defendants’ motion to dismiss this case on a number of grounds, including failure to plead proximate cause and antitrust standing. Plaintiffs are seeking permission to file an amended complaint.

On 12 July 2017, Alpari (US) LLC (Alpari) filed a class action complaint against RBS companies alleging they breached contracts with Alpari and other counterparties by rejecting FX orders placed over electronic trading platforms through the application of a function referred to as ‘Last Look’, and that the rejected orders were later filled at prices less favourable to putative class members. The complaint contains claims for breach of contract and unjust enrichment. On 12 April 2018, the court granted a motion by RBS to compel arbitration of Alpari’s claims.

Certain other foreign exchange transaction related claims have been or may be threatened against RBS companies in the US and other jurisdictions. RBS cannot predict whether any of these claims will be pursued, but expects that several may.

US Treasury securities antitrust litigation
NatWest Markets Securities Inc. is a defendant in a consolidated antitrust class action pending in the United States District Court for the Southern District of New York on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that NatWest Markets Securities Inc. and the other defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The defendants’ motion to dismiss this matter remains pending.

Swaps antitrust litigation
NatWest Markets Plc and other members of the Group, including RBSG, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the United States District Court for the Southern District of New York alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities, TeraExchange, Javelin, and trueEx (which filed its claims on 14 June 2018). The swap exchange facilities allege that they would have successfully established exchange-like trading of interest rate swaps if the defendant dealers had not unlawfully conspired to prevent that from happening through boycotts and other means.

In July 2017, the Court overseeing these matters dismissed all claims relating to the 2008 - 2012 time period, but declined to dismiss certain antitrust and unjust enrichment claims covering the 2013 - 2016 time period. Discovery is ongoing.

In addition, on 8 June 2017, TeraExchange filed a complaint against RBS companies, including RBSG, as well as a number of other credit default swap dealers, in the United States District Court for the Southern District of New York, this time relating to credit default swaps instead of interest rate swaps. TeraExchange alleges it would have established exchange-like trading of credit default swaps if the defendant dealers had not engaged in an unlawful antitrust conspiracy. The defendants have filed a motion to dismiss the complaint in this matter.

Total Value Annuity litigation
On 22 May 2018, a class action complaint was filed in the United States District Court for Kansas against Security Benefit Life, Guggenheim Partners and NatWest Markets Plc. The complaint alleges that the defendants conspired to defraud purchasers of Security Benefit Life’s Total Value Annuity, an annuity product linked to the Annuity Linked TVI Index maintained by NatWest Markets Plc.

Madoff
NatWest Markets N.V. (NWM N.V.) is a defendant in two actions filed by Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York. In both cases, the trustee alleges that certain transfers received by NatWest Markets N.V. amounted to fraudulent conveyances that should be clawed back for the benefit of the Madoff estate.

Notes

11. Litigation, investigations and reviews continued
In the primary action, filed in December 2010, the trustee seeks to recover US$75.8 million in redemptions that NatWest Markets N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that NatWest Markets N.V. allegedly received from certain swap counterparties. In the second action, filed in October 2011, the trustee seeks to recover an additional US$21.8 million. In November 2016, the bankruptcy court dismissed the second case on international comity grounds, and that decision is currently on appeal to the United States Court of Appeals for the Second Circuit. The primary case remains pending before the bankruptcy court, where it will be subject to a further motion to dismiss.

Thornburg adversary proceeding
NatWest Markets Securities Inc. and certain other RBS companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the US bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. In September 2014, the Court largely denied the defendants' motion to dismiss this matter and, as a result, discovery is ongoing.

Interest rate hedging products and similar litigation
RBS is dealing with a large number of active litigation claims in the UK in relation to the alleged mis-selling of interest rate hedging products (IRHPs). In general claimants allege that the relevant IRHPs were mis-sold to them, with some also alleging that misrepresentations were made in relation to LIBOR. Claims have been brought by customers who were considered under the UK Financial Conduct Authority (FCA) redress programme for IRHPs, as well as customers who were outside of the scope of that programme, which was closed to new entrants on 31 March 2015. RBS remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Property Alliance Group (PAG) v NatWest Markets Plc was the leading case before the English High Court involving both IRHP mis-selling and LIBOR misconduct allegations. The amount claimed was £34.8 million and the trial ended in October 2016. In December 2016 the Court dismissed all of PAG’s claims. PAG appealed that decision, and the Court of Appeal’s judgment dismissing the appeal was handed down on 2 March 2018. The decision may impact other IRHP and LIBOR-related cases currently pending in the English courts, some of which involve substantial amounts. On 24 July 2018 the Supreme Court declined the request from PAG for permission to appeal an aspect of the judgment relating to implied representations of Sterling LIBOR rates.

The case of London Bridge Holdings Ltd and others v NatWest Markets Plc had been stayed pending the outcome of the application to appeal to the Supreme Court by PAG. The sum claimed in that case is £446.7 million.

Separately, NatWest Markets Plc is defending claims filed in France by five French local authorities relating to structured interest rate swaps. The plaintiffs allege, among other things, that the swaps are void for being illegal transactions, that they were mis-sold, and that information / advisory duties were breached. Four of the claims were dismissed but are the subject of pending appeals. The fifth claim remains to be heard before the lower courts.

Tax dispute
HMRC issued a tax assessment in 2012 against NatWest Markets Plc for approximately £86 million regarding a value-added-tax (‘VAT’) matter in relation to the trading of European Union Allowances (‘EUAs’) by an RBS joint venture subsidiary in 2009. RBS has commenced legal proceedings before the First-tier Tribunal (Tax), a specialist tax tribunal, challenging the assessment (the ‘Tax Dispute’). In the event that the assessment is upheld, interest and costs would be payable, and a penalty of up to 100 per cent of the VAT held to have been legitimately denied by HMRC could also be levied. Separately, RBS is a named defendant in proceedings before the High Court brought in 2015 by ten companies (all in liquidation) (the ‘Liquidated Companies’) and their respective liquidators (together, ‘the Claimants’). The Liquidated Companies previously traded in EUAs in 2009 and are alleged to be defaulting traders within (or otherwise connected to) the EUA supply chains forming the subject of the Tax Dispute. The Claimants claim approximately £80 million plus interest and costs and allege that NatWest Markets Plc dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. The trial in that matter concluded on 20 July 2018 and judgment is awaited.

Notes

11. Litigation, investigations and reviews continued
US Anti-Terrorism Act litigation
NatWest Bank Plc is defending a lawsuit filed in the United States District Court for the Eastern District of New York by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest Bank Plc is liable for damages arising from those attacks pursuant to the US Anti-Terrorism Act because NatWest Bank Plc previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks.

In October 2017, the trial court dismissed claims against NatWest Bank Plc with respect to two of the 18 terrorist attacks at issue. On 14 March 2018, the trial court granted a request by NatWest Bank Plc for leave to file a renewed summary judgment motion in respect of the remaining claims, which has now been filed. No trial date has been set.

NatWest Markets N.V. and certain other financial institutions are defendants in an action pending in the United States District Court for the Eastern District of New York, filed in November 2014, by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in more than 90 attacks in Iraq between 2004 and 2011.

The attacks were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs’ allegations, NatWest Markets N.V. and the other defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti-Terrorism Act, by agreeing to engage in ‘stripping’ of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. On 27 July 2018, a magistrate issued a report to the district court recommending that the district court deny the defendants’ pending motion to dismiss. NatWest Markets N.V. anticipates requesting that the district court grant the motion to dismiss notwithstanding the magistrate’s recommendation.

 An additional set of plaintiffs filed a second, substantially similar action against NatWest Markets N.V. and other financial institutions in November 2016. That case was pending in the United States District Court for the Eastern District of New York until October 2017, when the plaintiffs, instead of responding to defendants’ motion to dismiss, voluntarily dismissed their claims without prejudice to re-filing at a later date.

In November 2017, a third set of plaintiffs filed an action against NatWest Markets N.V., NatWest Markets Plc, and others in the United States District Court for the Southern District of New York. The allegations are substantially similar to the allegations contained in the complaints described above and concern 55 attacks in Iraq between 2003 and 2011. The defendants have made a motion to dismiss this matter which is currently pending.

Securities underwriting litigation
NatWest Markets Securities Inc. is an underwriter defendant in several securities class actions in the US in which plaintiffs generally allege that an issuer of public debt or equity securities, as well as the underwriters of the securities (including NatWest Markets Securities Inc.), are liable to purchasers for misrepresentations and omissions made in connection with the offering of such securities.

Investigations and reviews
RBS’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. RBS has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes.

The NatWest Markets business in particular has been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities.

Notes

11. Litigation, investigations and reviews continued
Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by RBS, remediation of systems and controls, public or private censure, restriction of RBS’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on RBS, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

RBS is co-operating fully with the investigations and reviews described below.

RMBS and other securitised products investigations
In the US, RBS companies are or have been involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the US Department of Justice (DoJ) and certain state attorneys general, relating to, among other things, issuance, underwriting and trading in RMBS and other mortgage-backed securities and collateralised debt obligations (CDOs).

On 10 May 2018, RBSG reached a civil settlement in principle to resolve the DoJ’s RMBS investigation. Under the terms of the proposed settlement, RBSG agreed, in principle, to pay a civil monetary cash penalty of US$4.9 billion. Of this amount, US$3.46 billion is covered by existing provisions, with an additional provision of US$1.44 billion taken in H1 2018.

On 6 March 2018, the New York Attorney General announced that it had resolved its RMBS investigation. RBS Financial Products Inc. paid US$100 million to the State of New York, and provided US$400 million of consumer relief credits at a cost of approximately US$130 million. On 3 July 2018, the Illinois Attorney General announced that it too had resolved its RMBS investigation. RBS Financial Products Inc. paid US$20 million to the State of Illinois to settle this matter.

Certain other state attorneys general sought information regarding the same or similar issues, and RBS is aware that at least one such investigation is ongoing.

On 26 October 2017, the United States Attorney for the District of Connecticut (USAO) announced that it had entered into a Non-Prosecution Agreement (NPA) with NatWest Markets Securities Inc. in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. The NPA required NatWest Markets Securities Inc. to pay a penalty of US$35 million, reimburse customers at least US$9.1 million, and continue to co-operate with the investigation.

The USAO agreed in the NPA not to file criminal charges against NatWest Markets Securities Inc. relating to certain conduct and information described in the NPA if NatWest Markets Securities Inc. complies with the NPA during its one-year term. In March and December 2015, two former NatWest Markets Securities Inc. traders entered guilty pleas in the United States District Court for the District of Connecticut, each to one count of conspiracy to commit securities fraud while employed at NatWest Markets Securities Inc.

US mortgages - loan repurchase matters
RBS’s NatWest Markets business in North America was a purchaser of non-agency residential mortgages in the secondary market, and an issuer and underwriter of non-agency RMBS.

In issuing RMBS, NatWest Markets in some circumstances made representations and warranties regarding the characteristics of the underlying loans. As a result, NatWest Markets may be, or may have been, contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. Depending on the extent to which such loan repurchase related claims are pursued against and not rebutted by NatWest Markets on timeliness or other grounds, the aggregate potential impact on RBS, if any, may be material.

Notes

11. Litigation, investigations and reviews continued
LIBOR and other trading rates
From February 2013 to December 2016, RBS entered into settlements with various governmental authorities in relation to investigations into submissions, communications and procedures around the setting of LIBOR and other interest rates and interest rate trading, which, among other things, required RBS to pay significant penalties. As part of these resolutions, RBS made certain undertakings regarding benchmark interest rates, including the undertakings contained in its February 2013 resolution with the Commodity Futures Trading Commission (CFTC).

RBS continues to co-operate with investigations and requests for information by various other governmental and regulatory authorities, including in the UK, US and APAC.

On 3 February 2017, it was announced that RBS and the CFTC entered into a civil settlement resolving the CFTC’s investigation of ISDAFIX and related trading activities. As part of the settlement, RBS has paid a penalty of US$85 million and agreed to certain undertakings.

Foreign exchange related investigations
In 2014 and 2015, NatWest Markets Plc paid significant penalties to resolve investigations into its FX business by the FCA, the CFTC, the DoJ, and the Board of Governors of the Federal Reserve System (Federal Reserve). As part of its plea agreement with the DoJ, NatWest Markets Plc pled guilty to a one-count information charging an antitrust conspiracy occurring between as early as December 2007 to at least April 2010. NatWest Markets Plc admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market. On 5 January 2017, the United States District Court for the District of Connecticut imposed a sentence on NatWest Markets Plc consisting of a US$395 million fine and a three-year probation, which among other things, prohibits NatWest Markets Plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and requires NatWest Markets Plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). A violation of the terms of probation could lead to the imposition of additional penalties.

As part of the settlement with the Federal Reserve, NatWest Markets Plc and NatWest Markets Securities Inc. entered into a cease and desist order (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, NatWest Markets Plc and NatWest Markets Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. NatWest Markets Plc and NatWest Markets Securities Inc. are obligated to implement and comply with these programs as approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

NatWest Markets Plc is co-operating with investigations and responding to inquiries from other governmental and regulatory (including competition) authorities on similar issues relating to failings in its FX business. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and may well be material.

FCA review of RBS’s treatment of SMEs
In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government’s Department for Business Innovation and Skills, was published (‘Tomlinson Report’). The Tomlinson Report was critical of RBS’s treatment of SMEs.

The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA appointed an independent Skilled Person under section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. The Skilled Person’s review was focused on RBS’s UK small and medium sized business customers with credit exposures of up to £20 million whose relationship was managed within RBS’s Global Restructuring Group (GRG).

Notes

11. Litigation, investigations and reviews continued
The Skilled Person delivered its final report to the FCA during September 2016, and the FCA published an update in November 2016. In response, RBS announced redress steps for SME customers in the UK and the Republic of Ireland that were in GRG between 2008 and 2013. These steps were (i) an automatic refund of certain complex fees; and (ii) a new complaints process, overseen by an Independent Third Party. They were developed with the involvement of the FCA, which agreed that they were appropriate steps for RBS to take. On 20 July 2018, RBS wrote to all eligible UK customers who had yet to submit a complaint to the GRG complaints process to provide three months’ notice that the complaints process will close to new complaints on 22 October 2018. The closure date for new complaints in the Republic of Ireland is still to be agreed.

RBS estimates the costs associated with the complaints review process and the automatic refund of complex fees to be approximately £400 million, which was recognised as a provision in 2016. This includes operational costs together with the cost of refunded complex fees and the additional estimated redress costs arising from the complaints process. Of the £400 million provision, £216 million had been utilised by 30 June 2018.

On 23 October 2017, the FCA published an interim report incorporating a summary of the Skilled Person’s report and confirmed that the FCA had decided to carry out a more focused investigation. The FCA published its final summary of the Skilled Person’s report on 28 November 2017. The UK House of Commons Treasury Select Committee, seeking to rely on Parliamentary powers, published the full version of the Skilled Person’s report on 20 February 2018. On 31 July 2018, the FCA confirmed that it had concluded its investigation and that it does not intend to take disciplinary or prohibitory action against any person in relation to these matters.

Judicial Review of Skilled Person’s role in IRHP review
RBS has been named as an interested party in a number of claims for judicial review of KPMG’s decisions as Skilled Person in RBS’s previously disclosed IRHP redress programme. This follows a similar claim from a customer of another UK bank, also against KPMG.

All of these claims were stayed pending the outcome of the other bank’s case. The trial in that case was heard in January 2016. The court decided in favour of KPMG, finding that (1) KPMG is not a body amenable to judicial review in respect of its role as Skilled Person in this matter; and (2) that there was no unfairness by the other bank in the procedure adopted. The claimant was granted permission to appeal that decision, and the appeal hearing took place in May 2018.

The majority of the claims that name RBS as an interested party have been discontinued but there are still several cases which remain stayed pending the outcome of the appeal in the other bank’s case. If the appeal court finds that a section 166-appointed Skilled Person is susceptible to judicial review, these remaining claims against RBS may then proceed to full hearing to assess the fairness of KPMG’s role in the redress programme in those particular cases. If deemed unfair, this could have a consequential impact on the reasonableness of the methodology applied to reviewed and settled IRHP files generally. As there remains some uncertainty, it is not practicable reliably to estimate the impact of this matter, if any, on RBS which may be material.

Investment advice review
In February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review, the FCA required RBS to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products, during the period from March 2012 until December 2012. The review was conducted under section 166 of the Financial Services and Markets Act, under which a Skilled Person was appointed to carry out the exercise. Redress was paid to certain customers in that sample group.

Notes

11. Litigation, investigations and reviews continued
Following discussions with the FCA after issue of the draft section 166 report, RBS agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to 1 April 2015. That was due to finish at the end of Q1 2018 but the deadline was extended, with completion now anticipated by the end of Q3 2018. This is due to additional products being brought into scope. Phase 2 (covering sales in 2010) started in April 2018 and is targeted for completion by the end of Q4 2018.

In addition, RBS agreed with the FCA that it would carry out a remediation exercise, for a specific customer segment who were sold a particular structured product, in response to concerns raised by the FCA with regard to (a) the target market for the product and (b) how the product may have been described to certain customers. Redress was paid to certain customers who took out the structured product.

RBS provisions in relation to investment advice total £204 million to date for these matters, of which £116 million had been utilised by 30 June 2018.

Packaged accounts
As a result of an uplift in packaged current account complaints, RBS proactively put in place dedicated resources in 2013 to investigate and resolve complaints on an individual basis. RBS has made gross provisions totalling £444 million to date for this matter.

The FCA conducted a thematic review of packaged bank accounts across the UK from October 2014 to April 2016, the results of which were published in October 2016. RBS continues to take into consideration and, where relevant, address the findings from this review.

FCA investigation into RBS plc’s compliance with the Money Laundering Regulations 2007
On 21 July 2017, the FCA notified RBS that it was undertaking an investigation into RBS plc’s compliance with the Money Laundering Regulations 2007 in relation to certain customers. Following amendment to the scope of the investigation, there are currently two areas under review: (1) compliance with Money Laundering Regulations in respect of Money Service Business customers; and (2) the Suspicious Transactions regime in relation to the events surrounding particular customers. The investigations in both areas are assessing both criminal and civil culpability. RBS is cooperating with the investigations.

Payment Protection Insurance (PPI)
Since 2011, RBS has been implementing the FCA’s policy statement for the handling of complaints about the mis-selling of PPI (Policy Statement 10/12). In August 2017, the FCA’s new rules and guidance on PPI complaints handling (Policy Statement 17/3) came into force. The Policy Statement introduced new so called ‘Plevin’ rules, under which customers may be eligible for redress if the bank earned a high level of commission from the sale of PPI, but did not disclose this detail at the point of sale. The Policy Statement also introduced a two year PPI deadline, due to expire in August 2019, before which new PPI complaints must be made. RBS is implementing the Policy Statement.

RBS has made provisions totalling £5.1 billion to date for PPI claims. Of the £5.1 billion cumulative provision, £4.4 billion had been utilised by 30 June 2018.

UK retail banking
In November 2014, the CMA announced its decision to proceed with a market investigation reference (MIR) into retail banking, which would cover personal current account (PCA) and SME banking. On 9 August 2016, the CMA published its final report, which outlined a number of remedies making it easier for customers to compare products, ensure customers benefit from technological advantages around open banking, improve the current account switching service and provide PCA overdraft customers with greater control over their charges, together with additional measures targeted at SME customers.

On 2 February 2017 the CMA published the Retail Banking Market Investigation Order 2017, which is the primary legal framework setting out the obligations for the implementation of the majority of remedies. At this stage there remains uncertainty around the financial impact of the remedies and so it is not practicable to estimate the potential impact on RBS, which may be material.

Notes

11. Litigation, investigations and reviews continued
FCA Mortgages Market Study
In December 2016, the FCA launched a market study into the provision of mortgages. On 4 May 2018 the interim report was published. This found that competition was working well for many customers but also proposed remedies to help customers shop around more easily for mortgages. Following a period of consultation, the final report is due to be published towards the end of 2018. At this stage, as there is considerable uncertainty around the outcome of this market study, it is not practicable reliably to estimate the aggregate impact, if any, on RBS which may be material.

FCA Strategic Review of Retail Banking Models
On 11 May 2017 the FCA announced a two phase strategic review of retail banking models. The FCA will use the review to understand how these models operate, including how ‘free if in credit’ banking is paid for and the impact of changes such as increased use of digital channels and reduced branch usage.

Phase 1 allowed the FCA to enhance its understanding of existing models and how these impact competition and conduct. On 27 June 2018 the FCA published a project update outlining findings from Phase 1. Phase 2 will now evaluate the impacts of economic, technological, social and regulatory factors on these models.

At this early stage, as there is considerable uncertainty around the outcome of this review, it is not practicable reliably to estimate the aggregate impact, if any, on RBS, which in due course may be material.

Governance and risk management consent order
In July 2011, RBS agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (‘the Governance Order’) to address deficiencies related to governance, risk management and compliance systems and controls in the US branches of NatWest Markets Plc and NatWest Markets N.V.. The RBS entities’ obligations under the Governance Order were terminated by the regulators in the first half of 2018.

US dollar processing consent order
In December 2013 RBS and NatWest Markets Plc agreed a settlement with the Federal Reserve, the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to NatWest Markets Plc’s historical compliance with US economic sanction regulations outside the US by business lines that were then located within that entity. As part of the settlement, RBS and NatWest Markets Plc entered into a consent Cease and Desist Order with the Federal Reserve (US Dollar Processing Order), which remains in effect until terminated by the Federal Reserve. The US Dollar Processing Order (which is publicly available) indicated, among other things, that RBS and NatWest Markets Plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the US comply with applicable OFAC regulations.

RBS agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by RBS’s global business lines outside the US, and to adopt, implement, and comply with the programme. Prior to and in connection with the US Dollar Processing Order, RBS has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures.

Under the US Dollar Processing Order (as part of the OFAC compliance programme) RBS was required to appoint an independent consultant to conduct an annual review of OFAC compliance policies and procedures and their implementation and an appropriate risk-focused sampling of US dollar payments. RBS appointed the independent consultant and their reports have been submitted annually. No reportable issues have been identified.

US/Swiss tax programme
In December 2015, Coutts & Co Ltd., a member of the Group incorporated in Switzerland, entered into a non-prosecution agreement (the NPA) with the DoJ. This was entered into as part of the DoJ’s programme for Swiss banks, related to its investigations of the role that Swiss banks played in concealing the assets of US tax payers in offshore accounts (US related accounts). Coutts & Co Ltd. paid a US$78.5 million penalty and acknowledged responsibility for certain conduct set forth in a statement of facts accompanying the agreement. Under the NPA, which has a term of four years, Coutts & Co Ltd. is required, among other things, to provide certain information, cooperate with DoJ’s investigations, and commit no U.S. federal offences. If Coutts & Co Ltd. abides by the NPA, the DoJ will not prosecute it for certain tax-related and monetary transaction offences in connection with US related accounts. Since the signing of the NPA in 2015, Coutts & Co Ltd has identified and disclosed to the DoJ a number of US related accounts that were not included in its original submission supporting the NPA. Coutts & Co Ltd is in discussions with the DoJ regarding these additional accounts.

Notes

11. Litigation, investigations and reviews continued
Enforcement proceedings and investigations in relation to Coutts & Co Ltd
In February 2017, the Swiss Financial Market Supervisory Authority (FINMA) took enforcement action against Coutts & Co Ltd, a member of RBS incorporated in Switzerland, with regard to failures of money laundering checks and controls on certain client accounts that were connected with the Malaysian sovereign wealth fund, 1MDB, and were held with Coutts & Co Ltd. FINMA accordingly required Coutts & Co Ltd to disgorge profits of CHF 6.5 million. FINMA is currently investigating two former employees in connection with 1MDB.

In addition, the Monetary Authority of Singapore (MAS)’s supervisory examination of Coutts & Co Ltd’s Singapore branch revealed breaches of anti-money laundering requirements. MAS imposed on Coutts & Co Ltd financial penalties amounting to SGD 2.4 million in December 2016.

In addition, Coutts & Co Ltd continues to assist with investigations and enquiries from authorities where requested to do so.

Regulator requests concerning certain historic Russian transactions
Media coverage in 2017 highlighted an alleged money laundering scheme involving Russian entities between 2010 and 2014. Allegedly certain European banks, including RBS and 16 other UK based financial institutions, and certain US banks, were involved in processing certain transactions associated with this scheme. RBS has responded to requests for information from the FCA, PRA and regulators in other jurisdictions.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC (formerly Ulster Bank Ireland Limited)
In December 2015, the Central Bank of Ireland (CBI) announced that it had written to a number of lenders requiring them to put in place a robust plan and framework to review the treatment of customers who have been sold mortgages with a tracker interest rate or with a tracker interest rate entitlement. The CBI stated that the intended purpose of the review was to identify any cases where customers’ contractual rights under the terms of their mortgage agreements were not fully honoured, or where lenders did not fully comply with various regulatory requirements and standards regarding disclosure and transparency for customers. The CBI has required Ulster Bank Ireland DAC (UBI DAC), a member of the Group incorporated in the Republic of Ireland, to participate in this review and UBI DAC is co-operating with the CBI in this regard. UBI DAC submitted its phase 2 report to the CBI in March 2017, identifying impacted customers.  The redress and compensation phase (phase 3) commenced in Q4 2017 and is ongoing.

RBS has made provisions totaling  €297 million (£263 million) to date for this matter. Of the €297 million (£263 million) cumulative provision, €149 million (£132 million) had been utilised by 30 June 2018.

Separately, in April 2016, the CBI notified UBI DAC that it was also commencing an investigation under its Administrative Sanctions Procedure into suspected breaches of the Consumer Protection Code 2006 during the period 4 August 2006 to 30 June 2008 in relation to certain customers who switched from tracker mortgages to fixed rate mortgages. This investigation is ongoing and UBI DAC continues to co-operate with the CBI.

As part of an internal review of the wider retail and commercial loan portfolios extending from the tracker mortgage examination programme, UBI DAC identified further legacy business issues. A programme is ongoing to identify and remediate impacted customers. RBS has made provisions totaling  €114  million (£101 million) to date  based on expected remediation and project costs in relation to this matter. Of the €114 million (£101 million) cumulative provision, €9 million (£8 million) had been utilised by 30 June 2018.

Notes

12. Related party transactions

UK Government
During 2018 the UK Government’s interest reduced from 70.1% to 62.4%.  The Group continued to transact with bodies controlled by or related to the UK Government on an arm’s length basis.

Bank of England facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by the Bank of England.

The Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Other related parties
There have been no material changes to the disclosures concerning the Group’s other related parties included in the 2017 Annual Report and Accounts.

13. Rating agencies
All ratings for The Royal Bank of Scotland Group plc are considered to be investment grade by Moody’s, Standard and Poor’s (S&P) and Fitch. In May 2018, S&P upgraded the long-term ratings of National Westminster Bank Plc, Ulster Bank Limited, The Royal Bank of Scotland plc, Ulster Bank Ireland DAC and The Royal Bank of Scotland International Limited and placed all RBS entities on a positive outlook. In the same month Fitch upgraded the ratings of National Westminster Bank Plc and Ulster Bank Limited, confirmed The Royal Bank of Scotland plc’s rating and placed all entities on a positive outlook. In July 2018, Moody’s upgraded the long and short-term ratings of The Royal Bank of Scotland Group plc and assigned all entities a positive outlook.

The resulting changes in ratings are set out in the table below.

	Moody’s (1)				Standard and Poor’s				Fitch
	Current rating		Previous rating		Current rating		Previous rating		Current rating		Previous rating
	Long term	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term	Short term

The Royal Bank of Scotland Group plc	Baa2	P-2	Baa3	P-3	BBB-	A-3	BBB-	A-3	BBB+	F2	BBB+	F2

National Westminster Bank Plc	A2	P-1	A2	P-1	A-	A-2	BBB+	A-2	A-	F2	BBB+	F2

The Royal Bank of Scotland plc	A2	P-1	A2	P-1	A-	A-2	BBB+	A-2	A-	F2	A- (2)	F2(2)

Ulster Bank Ltd	A2	P-1	A2	P-1	A-	A-2	BBB+	A-2	A-	F2	BBB+	F2

Ulster Bank Ireland DAC	Baa2	P-2	Baa2	P-2	BBB+	A-2	BBB	A-2	BBB	F2	BBB	F2

NatWest Markets Plc	Baa2	P-2	Baa2	P-2	BBB+	A-2	BBB+	A-2	BBB+	F2	BBB+	F2

NatWest Markets N.V.	Baa2	P-2	Baa2	P-2	BBB+	A-2	BBB+	A-2	BBB+	F2	BBB+	F2

NatWest Markets Securities Inc	-	-	-	-	BBB+	A-2	BBB+	A-2	BBB+	F2	BBB+	F2
-
The Royal Bank of Scotland International Limited	-	-	-	-	BBB+	A-2	BBB	A-2	BBB+	F2	BBB+	F2

Notes:
(1)
For Moody’s the table reflects the Senior Unsecured Debt ratings for The Royal Bank of Scotland Group plc, NatWest Markets Plc, NatWest Markets N.V., National Westminster Bank Plc and the Issuer Ratings for The Royal Bank of Scotland plc, Ulster Bank Limited and Ulster Bank Ireland DAC. The Moody’s Bank Deposits rating for National Westminster Bank Plc, The Royal Bank of Scotland plc and Ulster Bank Limited is A1/P-1 and for Ulster Bank Ireland DAC is Baa1/P-2.

(2)	The Fitch rating for The Royal Bank of Scotland plc (previously Adam & Company PLC) was an “Expected” rating prior to the May rating action.

Notes

14. Post balance sheet events
Professional indemnity insurance policies agreement
On 27 July 2018, the RBS Group reached an agreement with certain insurers and third parties in respect of claims made under certain 2007 – 2009 insurance policies which provided coverage to RBS Group subsidiaries for certain losses.  As a result of the settlement, RBS Group will receive pre-tax payments in the amount of £272 million from third parties.

Other than as disclosed, there have been no further significant events between 30 June 2018 and the date of approval of this announcement.

15. Date of approval
This announcement was approved by the Board of Directors on 2 August 2018.

Independent review report to The Royal Bank of Scotland Group plc

We have been engaged by The Royal Bank of Scotland Group plc (“the Company” or “the Group”) to review the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2018 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement, related Notes 1 to 15, the financial information in the segment results on pages 13 to 14, the Capital and risk management disclosures set out in Appendix 1 for those indicated as within the scope of our review, and the IFRS 9 Accounting policies update set out in Appendix 2 (together “the condensed consolidated financial statements”). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed consolidated financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2018 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Ernst & Young LLP
Statutory Auditor
London, United Kingdom
2 August 2018

Presentation of information

In this document, ‘RBSG plc’ or the ‘parent company’ refers to The Royal Bank of Scotland Group plc, and ‘RBS’ or the ‘Group’ refers to RBSG plc and its subsidiaries.

Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2017 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Condensed consolidated financial statements
The unaudited condensed consolidated financial statements for the half year ended 30 June 2018 comprise the following sections of this document:
●
Financial information in the segmental performance section on pages 6 to 11 and on pages 13 and 14 except for risk-weighted assets (RWAs), RWAs after capital deductions (RWAes), the related metrics, return on equity (ROE) and employee numbers.

●
Statutory results on pages 15 to 45 comprising the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and the related notes 1 to 15.

●	Appendix 1 Capital and risk management except for those items indicated as not within the scope of the independent review.

The above sections are within the scope of the independent review performed by Ernst & Young LLP (EY). Refer to the Independent review report to The Royal Bank of Scotland Group plc on page 46 for further information.

Key operating indicators
As described in Note 1 on page 20, RBS prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP financial measures. These measures exclude certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These measures include:
●
Performance, funding and credit metrics such as ‘return on tangible equity’ and related RWA equivalents incorporating the effect of capital deductions (RWAes), total assets excluding derivatives (funded assets), net interest margin (NIM) adjusted for items designated at fair value through profit or loss (non-statutory NIM), cost:income ratio and loan:deposit ratios. These are internal metrics used to measure business performance; and

●
Personal & Business Banking (PBB) franchise results, combining the reportable segments of UK Personal & Business Banking (UK PBB) and Ulster Bank RoI, Commercial & Private Banking (CPB) franchise results, combining the reportable segments of Commercial Banking and Private Banking.

●
The Commercial Banking, Private Banking, RBS International and NatWest Markets operating segment period on period comparison is impacted by a number of business transfers executed in preparation for ring-fencing. Commentary on the movements in the period for these segments has been included adjusted for these item and reconciliation notes are provided.

Recent developments
It has now been confirmed by the independent body tasked with managing the previously announced alternative remedies package, Banking Competition Remedies Limited, that package is due to launch in November 2018.

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including (but not limited to) those related to RBS and its subsidiaries' regulatory capital position and funding requirements, financial position, ongoing litigation and regulatory investigations, profitability and financial performance (including financial performance targets and expectations), structural reform and the implementation of the UK ring-fencing regime, the implementation of RBS’s restructuring and transformation programme, impairment losses and credit exposures under certain specified scenarios, increasing competition from new incumbents and disruptive technologies and RBS’s exposure to political and economic risks (including with respect to Brexit), operational risk, conduct risk, cyber and IT risk and credit rating risk. In addition, forward-looking statements may include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic and political conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK 2017 Annual Report and Accounts (ARA) and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Summary risk factors

Summary of our principal risks and uncertainties
Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Capital and risk management section of the Group’s 2017 Annual Report and Accounts and Form 20-F. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties or of the Group’s 2017 Annual Report and Accounts or Form 20-F risk factor disclosures. A fuller description of these and other risk factors is included on pages 372 to 402 of the 2017 Annual Report and Accounts and on pages 349 to 379 of the Group’s Form 20-F which should be read together with the Group’s other public disclosures.

●
The Group’s operations are highly dependent on its IT systems and it is exposed to cyberattacks. A failure of the Group’s IT systems (including as a result of the lack of or untimely investments) or a failure to prevent or defend itself from cyberattacks (and provide, as appropriate, notification of them) could adversely affect the Group’s operations, results of operations, competitive position and reputation and could expose the Group to regulatory sanctions and costly remediation work.

●
The Group’s businesses and performance can be negatively affected by actual or perceived economic conditions in the UK and globally and other risks arising out of geopolitical events and political developments. In particular, the Group is subject to political risks, as well as economic, regulatory and political uncertainty arising from the vote to leave in the referendum on the UK’s membership of the European Union (EU Referendum) and more generally arising from changes in UK government policies, including as a shareholder. Following the EU Referendum, and pursuant to the exit process triggered under Article 50 of the Treaty on the European Union, the UK is scheduled to leave the EU on 29 March 2019. The terms of such departure, including any transition period, and the resulting economic, trading and legal relationships with both the EU and other counterparties are currently unclear and subject to significant uncertainty. In preparation for leaving the EU, the European Union (Withdrawal) Act received Royal Assent on 26 June 2018 and secondary legislation is in the process of being released. Together with other global risks including risks arising out of geopolitical events, these uncertainties as well as the impact on the UK’s political, economic, trading and legal frameworks could adversely impact the Group’s business, results of operations, financial condition and prospects.

●
The Group has been, and will remain, in a period of major business transformation and structural change through to at least 2019 as it implements its own transformation programme and seeks to comply with the UK ring-fencing regime and recovery and resolution requirements as well as the Alternative Remedies Package. Material structural changes to the Group’s operations and business will also be required as a result of Brexit. These various transformation and restructuring activities (including the run-down or sale of certain portfolios and assets) are costly and complex and are required to occur concurrently, which carries significant execution and operational risk.

●
Effective management of the Group’s capital is critical to its ability to operate its businesses, comply with its regulatory obligations, pursue its transformation programme and current strategies, resume dividend payments on its ordinary shares, maintain discretionary payments and pursue its strategic opportunities. In the context of the evolving regulatory framework relating to the resolution of financial institutions in the UK, changes to the funding and regulatory capital framework may be made requiring the Group to meet higher capital levels than the Group anticipated within its strategic plans and affect the Group’s funding costs. Failure by the Group to comply with regulatory capital, funding, liquidity and leverage requirements may result in intervention by its regulators and loss of investor confidence, and may have a material adverse effect on its results of operations, financial condition and reputation and may result in distribution restrictions and adversely impact existing shareholders. In addition, the Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings and, to a lesser extent, on the UK sovereign ratings.

●
The Group relies on valuation, capital and stress test models to conduct its business, assess its risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro and macroeconomic environment in which the Group operates or findings of deficiencies by the Group’s regulators, including as part of mandated stress testing, may result in increased regulatory capital requirements or management actions and could have a material adverse effect on the Group’s business, capital and results as well as the ability of the Group to make distributions to shareholders.

●
The Group’s ability to meet the targets and expectations which accompany the Group’s transformation programme, including with respect to its cost reduction programme, its strategic costs and its ability to produce a profit, are subject to various internal and external risks and are based on a number of key assumptions and judgments any of which may prove to be inaccurate.

●
HM Treasury (or UKGI on its behalf) may be able to exercise a significant degree of influence over the Group and any further offer or sale of its interests may affect the price of securities issued by the Group.

Summary risk factors

●
As a result of the commercial and regulatory environment in which it operates, the Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The Group may also suffer if it does not maintain good employee relations.

●	The Group’s business and results of operations may be adversely affected by increasing competitive pressures and technological developments in the markets in which it operates.
●
The Group is subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the Group’s operations, operating results, reputation, financial position and future prospects.

●
Operational risks are inherent in the Group’s businesses and these risks are heightened as the Group implements its transformation programme, including significant cost reductions, the UK ring-fencing regime and implementation of the Alternative Remedies Package against the backdrop of legal and regulatory changes.

●
The cost of implementing the Alternative Remedies Package regarding the business previously described as Williams & Glyn could be more onerous than anticipated and any failure to comply with the terms of the Alternative Remedies Package could result in the imposition of additional measures or limitations on the Group’s operations.

●
The financial performance of the Group has been, and may continue to be, materially affected by customer and counterparty credit quality and deterioration in credit quality or depressed asset valuations could arise due to prevailing economic and market conditions and legal and regulatory developments (including, for example, ongoing reforms with respect to LIBOR and other benchmark rates).

●
The Group’s businesses are exposed to the effect of movements in interest rates and currency rates, which could have a material adverse effect on the results of operations, financial condition or prospects of the Group.

●
The Group’s businesses are subject to substantial regulation and oversight, including from prudential and competition authorities. Significant regulatory developments (including, for example, ongoing reform with respect to LIBOR and other benchmark rates and the recent General Data Protection Regulation, which came into effect in May 2018) and increased scrutiny by the Group’s key regulators have had, and may continue to have, the effect of increasing financial, operational, compliance and conduct risks as well as related costs. These regulatory developments could have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition.

●
The Group’s operations entail inherent reputational risk (i.e., the risk of brand damage and/or financial loss due to a failure to meet stakeholders’ expectations of the Group’s conduct, performance and business profile).

●
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The Group’s results in future periods may be affected by changes to applicable accounting rules and standards.

●	A failure in the Group’s risk management framework (including in respect of, but not limited to, conduct risk) could adversely affect the ability of the Group to achieve its strategic objectives.
●
The Group may become subject to the application of stabilisation or resolution powers in certain significant stress situations, which may result in various actions being taken in relation to the Group and any securities of the Group, including the write-off, write-down or conversion of the Group’s securities.

●	The value or effectiveness of any credit protection that the Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
●	The Group’s results could be adversely affected in the event of goodwill impairment.
●	Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by the Group.

Statement of directors’ responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

●	the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';
●
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

●	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Howard Davies	Ross McEwan	Ewen Stevenson
Chairman	Chief Executive	Chief Financial Officer

2 August 2018

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwan Ewen Stevenson	Frank Dangeard Alison Davis Patrick Flynn Morten Friis Robert Gillespie Brendan Nelson Baroness Noakes Mike Rogers Mark Seligman Dr Lena Wilson

Additional information

Share information
	30 June 2018	31 March 2018	31 December 2017

Ordinary share price	256.1p	258.8p	278.0p

Number of ordinary shares in issue	12,028m	11,993m	11,965m

Financial calendar

2018 third quarter interim management statement	26 October 2018

Contacts
Analyst enquiries:	Matt Waymark	Investor Relations	+44 (0) 207 672 1758
Media enquiries:	RBS Press Office		+44 (0) 131 523 4205

	Analyst and investor presentation	Fixed income call	Web cast and dial in details
Date:	Friday 3 August 2018	Friday 3 August 2018	www.rbs.com/results
Time:	9:30 am UK time	1:30 pm UK time	International – +44 (0) 20 3009 5755
Conference ID:	1363718	3396479	UK Free Call – 0800 279 6637 US Local Dial-In, New York - 1 646 517 5063

Available on www.rbs.com/results
●	Interim Results 2018 and background slides.
●	A financial supplement containing income statement, balance sheet and segment performance information for the nine quarters ended 30 June 2018.
●	Pillar 3 supplement at 30 June 2018.

Appendix 1

Capital and risk management

Document navigation
The following are contained within this appendix:
●	Capital, liquidity and funding risk (pages 1 to 6);
●	Credit risk – Banking activities (pages 7 to 10);
●	Credit risk – Banking activities segmental exposure (pages 11 and 12);
●	Credit risk – Banking activities sector exposure and impairment metrics (pages 13 and 14);
●	Credit risk – Banking activities personal portfolios (pages 15 to 19);
●	Credit risk – Banking activities flow statements (pages 20 to 24);
●	Credit risk – Trading activities (pages 25 and 26);
●	Market risk (pages 27 to 32); and
●	Other risks (page 33)

Appendix 1 Capital and risk management

Capital, liquidity and funding risk
Capital risk is the risk that the Group has insufficient capital and other loss absorbing debt instruments to operate effectively including meeting minimum regulatory requirements, operating within Board approved risk appetite and supporting its strategic goals. Liquidity risk is the risk that RBS cannot meet its actual or potential obligations when they fall due. Funding risk is the risk that RBS cannot maintain a diversified, stable and cost effective funding base.

Key developments
●	The CET1 ratio increased by 20 basis points to 16.1% as a result of the £888 million attributable profit and the 30 basis point impact on 1 January 2018 of the implementation of IFRS 9.
●
RWAs decreased by £2.0 billion(1) driven by decreases in credit and counterparty credit risk (£0.9 billion) and operational risk (£1.4 billion) partly offset by an increase in market risk of £0.3 billion. Revisions to the loss given default models, predominantly impacting Commercial Banking, have been offset by reductions in asset size including wind down of legacy business in NatWest Markets.

●	Both the CRR end-point and UK leverage ratios decreased marginally to 5.2% and 6.0% respectively.
●	Average leverage ratios both decreased to 5.1% for CRR and 5.8% for UK.
●	The total loss absorbing capital ratio of 29.6% is above the BOE requirement of 24.0% by 1 January 2020.
●
In the first half of 2018, RBS issued £9.4 billion new securities (£4.9 billion MREL eligible senior debt from RBSG, £0.9 billion RMBS from Ulster Bank Ireland DAC and £3.6 billion senior unsecured notes from NatWest Markets Plc). Issuance is partially offset by £3.9 billion maturities and redemptions.

●	RBS participation in the Bank of England’s Term Funding Scheme remained stable at £19 billion.
●	The liquidity coverage ratio increased from 152% to 167% driven by lower NatWest Markets funding usage, reflecting debt issuance and secured funding.
●	The net stable funding ratio increased by 100 basis points to 140% on a comparable basis(2) primarily driven by debt issuance.

Minimum capital requirements
The Group is subject to minimum requirements in relation to the amount of capital it must hold in relation to its RWAs. The table below summarises the minimum ratios of capital to RWAs that the Group is expected to have to meet once all currently adopted regulation is fully implemented by 1 January 2019. For the applicable regulation rules and effective dates see page 164 in the RBSG 2017 Annual Report and Accounts. In June 2018 the UK countercyclical capital buffer (CCyB), which is set by the Bank of England’s Financial Policy Committee, increased from 0.0% to 0.5%. The UK CCyB may be set between 0% and 2.5% and is linked to the state of the UK economy. In November 2017 the FPC announced a further increase to 1.0% effective 28 November 2018.

Minimum requirements	Type	CET1	Total Tier 1	Total capital
System wide	Pillar 1 minimum requirements	4.5%	6.0%	8.0%
	Capital conservation buffer	2.5%	2.5%	2.5%
	UK countercyclical capital buffer	1.0%	1.0%	1.0%
	G-SIB buffer	1.0%	1.0%	1.0%
Bank specific	Pillar 2A	2.2%	2.9%	3.9%
Total (excluding PRA buffer)		11.2%	13.4%	16.4%
Capital ratios at 30 June 2018		16.1%	18.1%	21.5%

Notes:
(1) The RWA movements reflect the impact of IFRS 9 implemented on 1 January 2018.
(2) Refer to page 2 in the business performance summary.

Appendix 1 Capital and risk management

Capital, liquidity and funding risk continued
Capital flow statement
Refer to Business performance summary - Capital and leverage for information on Capital, RWAs and leverage and the Pillar 3 supplement for capital and leverage relating to significant subsidiaries and also CRR templates. The table below analyses the movement in end-point CRR CET1, AT1 and Tier 2 capital for the half year ended 30 June 2018.
	CET1	AT1	Tier 2	Total
Capital flow statement	£m	£m	£m	£m

At 1 January 2018	31,957	4,041	6,765	42,763
Profit for the period	888	-	-	888
Own credit adjustments	(134)	-	-	(134)
Share capital and reserve movements in respect of employee share schemes	206	-	-	206
Foreign exchange reserve	31	-	-	31
FVOCI reserves	187	-	-	187
Goodwill and intangibles deduction	(27)	-	-	(27)
Deferred tax assets	103	-	-	103
Prudential valuation adjustments	(112)	-	-	(112)
Expected loss over impairment provisions	650	-	-	650
Pension contribution	(1,484)	-	-	(1,484)
Net capital instruments	-	-	(89)	(89)
Net dated subordinated debt/grandfathered instruments	-	-	(159)	(159)
Foreign exchange movements	-	-	132	132
Other movements	(315)	10	10	(295)

At 30 June 2018	31,950	4,051	6,659	42,660

Risk-weighted assets
The table below analyses the movement in RWAs on the end-point CRR basis during the half year, by key drivers.

Non-counterparty			Counterparty			Operational
credit risk			credit risk	Market risk		risk	Total
£bn			£bn	£bn		£bn	£bn
At 1 January 2018	144.6		15.4	17.0		23.8	200.8
Foreign exchange movement	0.2		-	-		-	0.2
Business movements	(4.5)		(0.2)	0.3		(1.4)	(5.8)
Risk parameter changes	(0.5)		(0.1)	-		-	(0.6)
Model updates	4.2		-	-		-	4.2

At 30 June 2018	144.0		15.1	17.3		22.4	198.8

The table below analyses segmental RWAs.
		Ulster					Central
		Bank	Commercial	Private			items
	UK PBB	RoI	Banking	Banking	RBSI	NWM	& other	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
At 1 January 2018	43.0	18.0	71.8	9.1	5.1	52.9	0.9	200.8
Foreign exchange movement	-	-	0.1	-	-	0.1	-	0.2
Business movements	(0.5)	(0.5)	(2.5)	0.3	0.3	(2.8)	(0.1)	(5.8)
Risk parameter changes (1)	0.6	(0.7)	(0.1)	-	(0.1)	(0.1)	(0.2)	(0.6)
Methodology changes	-	-	-	-	-	-	-	-
Model updates (2)	0.4	-	3.9	-	(0.1)	-	-	4.2
Other changes	(0.1)	-	(1.5)	-	1.6	-	-	-

At 30 June 2018	43.4	16.8	71.7	9.4	6.8	50.1	0.6	198.8
Credit risk
- non-counterparty	34.1	15.8	65.1	8.3	6.1	14.5	0.1	144.0
- counterparty	-	0.1	-	-	-	15.0	-	15.1
Market risk	-	-	-	-	-	16.8	0.5	17.3
Operational risk	9.3	0.9	6.6	1.1	0.7	3.8	-	22.4
At 30 June 2018	43.4	16.8	71.7	9.4	6.8	50.1	0.6	198.8

(1)	Risk parameter changes relate to charges in credit quality metrics of customers and counterparties such as probability of default (PD) and loss given default (LGD).
(2)	Model updates include revisions to LGD models for both the UK mid-corporate and quasi-government portfolios.
Notes:

Appendix 1 Capital and risk management

Capital, liquidity and funding risk continued
Capital resources (Within the scope of EY’s review report)

	End-point CRR basis		PRA transitional basis
	30 June	31 December	30 June	31 December
	2018	2017	2018	2017
	£m	£m	£m	£m
Shareholders' equity (excluding non-controlling interests)
Shareholders' equity	47,757	48,330	47,757	48,330
Preference shares - equity	(2,565)	(2,565)	(2,565)	(2,565)
Other equity instruments	(4,058)	(4,058)	(4,058)	(4,058)
	41,134	41,707	41,134	41,707

Regulatory adjustments and deductions
Own credit adjusted	(224)	(90)	(224)	(90)
Defined benefit pension fund adjustment	(316)	(287)	(316)	(287)
Cash flow hedging reserve	151	(227)	151	(227)
Deferred tax assets	(746)	(849)	(746)	(849)
Prudential valuation adjustments	(608)	(496)	(608)	(496)
Goodwill and other intangible assets	(6,570)	(6,543)	(6,570)	(6,543)
Expected losses less impairments	(636)	(1,286)	(636)	(1,286)
Other regulatory adjustments	(235)	28	(235)	28
	(9,184)	(9,750)	(9,184)	(9,750)

CET1 capital	31,950	31,957	31,950	31,957

Additional Tier 1 (AT1) capital
Eligible AT1	4,051	4,041	4,051	4,041
Qualifying instruments and related
share premium subject to phase out	-	-	3,436	3,416
Qualifying instruments issued by
subsidiaries and held by third parties	-	-	140	140

AT1 capital	4,051	4,041	7,627	7,597

Tier 1 capital	36,001	35,998	39,577	39,554

Qualifying Tier 2 capital
Qualifying instruments and related share premium	6,368	6,396	6,450	6,501
Qualifying instruments issued by
subsidiaries and held by third parties	291	369	1,654	1,876

Tier 2 capital	6,659	6,765	8,104	8,377

Total regulatory capital	42,660	42,763	47,681	47,931

Appendix 1 Capital and risk management

Capital, liquidity and funding risk continued
Loss absorbing capital
The following table illustrates the components of estimated loss absorbing capital (LAC) in RBSG plc and operating subsidiaries and includes external issuances only. The table is prepared on a transitional basis, including the benefit of regulatory capital instruments issued from operating companies, to the extent they meet the MREL criteria. Regulatory and LAC values exclude instruments intended to be redeemed as at 30 June 2018. These securities will be derecognised from the balance sheet on the date of redemption.
	30 June 2018				31 December 2017
		Balance				Balance
	Par	sheet	Regulatory	LAC	Par	sheet	Regulatory	LAC
	value (1)	value	value (2)	value (3)	value (1)	value	value (2)	value (3)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (4)	32.0	32.0	32.0	32.0	32.0	32.0	32.0	32.0

Tier 1 capital: end-point
CRR compliant AT1
of which: RBSG (holdco)	4.0	4.0	4.0	4.0	4.0	4.0	4.0	4.0
	4.0	4.0	4.0	4.0	4.0	4.0	4.0	4.0

Tier 1 capital: non end-point
CRR compliant
of which: holdco	3.6	3.6	3.5	2.6	3.5	3.6	3.5	2.6
of which: opcos	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
	3.7	3.7	3.6	2.7	3.6	3.7	3.6	2.7

Tier 2 capital: end-point
CRR compliant
of which: holdco	6.6	6.4	6.3	4.8	6.5	6.5	6.4	4.9
of which: opcos	0.5	0.5	0.4	0.5	2.3	2.4	0.5	0.5
	7.1	6.9	6.7	5.3	8.8	8.9	6.9	5.4

Tier 2 capital: non end-point
CRR compliant
of which: holdco	0.3	0.4	0.1	0.1	0.3	0.4	0.1	0.1
of which: opcos	1.9	2.2	1.4	1.8	2.1	2.3	1.5	2.0
	2.2	2.6	1.5	1.9	2.4	2.7	1.6	2.1

Senior unsecured debt
securities issued by:
RBSG holdco	14.3	14.2	-	12.8	9.3	9.2	-	8.3
RBSG opcos	15.6	15.9	-	-	14.4	14.7	-	-
	29.9	30.1	-	12.8	23.7	23.9	-	8.3
Total	78.9	79.3	47.8	58.7	74.5	75.2	48.1	54.5

RWAs				198.8				200.9
Leverage exposure				693.3				679.1

LAC as a ratio of RWAs (4)				29.6%				27.1%
LAC as a ratio of leverage exposure				8.5%				8.0%

Notes:
(1)	Par value reflects the nominal value of securities issued.
(2)	Regulatory capital instruments issued from operating companies are included in the transitional LAC calculation, to the extent they meet the MREL criteria.
(3)
LAC value reflects RBS’s interpretation of the Bank of England’s policy statement on the minimum requirements for own funds and eligible liabilities (MREL), published in November 2016. MREL policy and requirements remain subject to further potential development, as such RBS estimated position remains subject to potential change. Liabilities excluded from LAC include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. Includes Tier 1 and Tier 2 securities prior to incentive to redeem.

(4)	Corresponding shareholders’ equity was £47.8 billion (31 December 2017 - £48.3 billion).
(5)	Regulatory amounts reported for AT1, Tier 1 and Tier 2 instruments are before grandfathering and other restrictions imposed by CRR.

Appendix 1 Capital and risk management

Capital, liquidity and funding risk continued
Funding sources (Within the scope of EY’s review report)
The table below shows the carrying values of the principal funding sources, based on contractual maturity.

	30 June 2018			31 December 2017
	Short-term	Long-term		Short-term	Long-term
	less than	more than	Total	less than	more than	Total
	1 year	1 year		1 year	1 year
	£m	£m	£m	£m	£m	£m

Deposits by banks
Derivative cash collateral	12,420	-	12,420	12,404	-	12,404
Other deposits	6,760	20,879	27,639	7,480	19,595	27,075

	19,180	20,879	40,059	19,884	19,595	39,479
Debt securities in issue
Certificates of deposit	2,563	309	2,872	4,637	-	4,637
Medium-term notes	2,914	24,260	27,174	2,316	16,902	19,218
Covered bonds	4	5,388	5,392	987	5,321	6,308
Securitisations	-	1,285	1,285	-	396	396

	5,481	31,242	36,723	7,940	22,619	30,559
Subordinated liabilities	547	10,055	10,602	2,383	10,339	12,722

Notes issued	6,028	41,297	47,325	10,323	32,958	43,281

Wholesale funding	25,208	62,176	87,384	30,207	52,553	82,760

Customer deposits
Derivative cash collateral (1)	9,926	-	9,926	10,279	-	10,279
Financial institution deposits	48,258	536	48,794	52,284	1,091	53,375
Personal deposits	174,907	1,672	176,579	173,314	1,497	174,811
Corporate deposits	130,610	432	131,042	127,708	861	128,569

Total customer deposits	363,701	2,640	366,341	363,585	3,449	367,034

Total funding excluding repos	388,909	64,816	453,725	393,792	56,002	449,794

Total repos	43,768	342	44,110	38,421	-	38,421

Total funding including repos	432,677	65,158	497,835	432,213	56,002	488,215

Note:
(1)	Cash collateral includes £8,659 million (31 December 2017 - £9,113 million) from financial institutions.

Appendix 1 Capital and risk management

Capital, liquidity and funding risk continued
Liquidity portfolio (Within the scope of EY’s review report)
The table below shows the liquidity portfolio by product, liquidity value and by carrying value.

	Liquidity value
	2018					2017
	30 June			Average		31 December			Average
	UK			UK		UK			UK
	DoL-			DoL-		DoL-			DoL-
	Sub (1)	Other	Total	Sub (1)	Total	Sub (1)	Other	Total	Sub (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	91,542	6,511	98,053	84,450	86,811	91,377	2,280	93,657	76,386	79,425
Central and local government bonds
AAA rated governments	4,064	1,696	5,760	3,101	4,236	2,760	1,184	3,944	4,074	5,049
AA- to AA+ rated governments
and US agencies	27,378	1,598	28,976	23,584	25,763	24,084	2,149	26,233	20,849	22,717
	31,442	3,294	34,736	26,685	29,999	26,844	3,333	30,177	24,923	27,766
Primary liquidity	122,984	9,805	132,789	111,135	116,810	118,221	5,613	123,834	101,309	107,191
Secondary liquidity (2)	65,321	33	65,354	62,008	62,224	62,144	411	62,555	61,577	62,114
Total liquidity value	188,305	9,838	198,143	173,143	179,034	180,365	6,024	186,389	162,886	169,305

Total carrying value	214,114	9,961	224,106			203,733	6,159	209,892

Notes:
(1)
The PRA regulated UK DoLSub comprising RBS’s following licensed deposit-taking UK banks: National Westminster Bank Plc, The Royal Bank of Scotland plc (formerly Adam & Company PLC, renamed in Q2 2018), Ulster Bank Limited, Coutts & Company and NatWest Markets Plc (formerly RBS plc, renamed in Q2 2018). In addition, certain of RBS’s significant operating subsidiaries - Ulster Bank Ireland DAC and NatWest Markets N.V. (formerly RBS N.V., renamed in Q2 2018) - hold managed portfolios that comply with local regulations that may differ from PRA rules. NatWest Markets Plc continues to remain part of the UK DoLSub at 30 June 2018, however will cease to be a part of the UK DoLSub by November 2018, subject to regulatory authority.

(2)	Liquidity value is lower than carrying value as it is stated after discounts applied by the Bank of England and other central banks to instruments, primarily within the secondary liquidity portfolio.

Appendix 1 Capital and risk management

Credit risk
In this section the disclosures have been separated into two sub-sections – one on banking activities and one on trading activities. Previously, disclosures were focused on the total credit risk portfolio without delineating between banking and trading. This change reflects the introduction of a new credit impairment framework as well as the implementation of ring-fencing.

Banking activities
Key developments
●	Overall credit quality remained stable during the first half of 2018. This reflected both resilient market conditions and ongoing management oversight.
●
New lending in the UK Personal portfolio was marginally lower in H1 2018. This reflected competitive market conditions and RBS’s relative pricing position. Underwriting standards continue to be constantly monitored to ensure they remain adequate and within risk appetite.

●
IFRS 9 Financial instruments, which covers credit provisions, was implemented with effect from 1 January 2018. In line with expectations, the new accounting standard resulted in an overall increase in provisions compared with the previous accounting standard IAS 39.

●
The impairment charge for the first half of the year was £141 million. This represented a loss rate of eight basis points on financial assets excluding central banks (nine basis points on loans and six basis points including central banks), and compares to the H1 2017 charge of £116 million (seven basis points) under the IAS 39 impairment standard, remaining well below long-run normalised loss rates. There was a £147 million (18 basis points) charge in UK PBB, where the flow of defaults remained broadly stable. In Commercial Banking there was a charge of £18 million (four basis points), which reflected continued stable portfolio performance. There was a provision release of £26 million in Ulster Bank RoI driven by improvements in both the economy and the economic outlook. There was a small charge in NatWest Markets (£4 million) and a small release in RBSI (£3 million).

●
Total expected credit loss (ECL) provisions reduced from £4.4 billion on transition to IFRS 9 to £4.0 billion at 30 June 2018, largely driven by write-offs, repayments and cures, and also debt sales in UK PBB. Within performing exposures, Stage 1 ECL reduced slightly from £262 million to £247 million, and Stage 2 increased slightly from £621 million to £647 million. This reflected refinements to the methodology for multiple economic scenarios, as well as increased ECL arising from refinements to the criteria used to identify credit deterioration. In Stage 3, the ECL provision reduced from £3.6 billion to £3.1 billion reflecting lower financial assets which reduced from £11.3 billion to £9.7 billion.

●
Provision coverage (ECL to exposure) on financial assets excluding balances at central banks was 1.1% overall (1.2% when FVOCI is excluded, and 0.8% including balances at central banks). Coverage by stages were: Stage 1 – 0.1% (transition 0.1%); Stage 2 – 2.6% (transition 2.3%); and Stage 3 – 31.8% (transition 31.6%).

Appendix 1 Capital and risk management

Credit risk: Banking activities continued
Introduction
This sub-section covers the credit risk profile of RBS’s banking activities. As these activities are mainly within the scope of IFRS 9’s ECL framework, comparatives are generally presented for 1 January 2018 (the effective date of IFRS 9 implementation). The exceptions to this are the Personal lending and Commercial real estate (CRE) sections for which 31 December 2017 comparatives are shown.

Refer to Note 2 and Appendix 2 for the key differences in moving from IAS 39 to the IFRS 9 credit loss measurement framework, as well as revisions to accounting policies, critical judgements relating to impairment loss determination and key IFRS 9 terms including key differences from the IAS 39 accounting and regulatory framework.

Banking activities also include a small number of exposures carried at fair value. Some of these are included in mortgage and CRE disclosures, reflecting portfolio credit risk management. In addition, there was a legacy lender-option/borrower-option (LOBO) portfolio of £1.9 billion at 30 June 2018 (1 January 2018 – £2.0 billion).

Financial instruments within the scope of the IFRS 9 ECL framework (Within the scope of EY’s review report)
Refer to Note 7 for balance sheet analysis of financial assets that are classified as amortised cost (AC) or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment.

Financial assets at 30 June 2018:
Of £484.1 billion gross of ECL (£480.1 billion net), £471.1 billion or 97% was within the scope of the IFRS 9 ECL framework. Those assets outside the framework were as follows:
●	Settlement balances, items in the course of collection and cash balances of £10.8 billion were assessed as having no ECL unless there was evidence that they were credit impaired.
●	Equity shares – £0.5 billion as not within the IFRS ECL framework by definition.
●	Fair value adjustments on loans hedged by interest rate swaps where the underlying loan was within the IFRS 9 ECL scope – £0.9 billion.
●	RBS-originated securitisations where ECL was captured on the underlying loans – £0.4 billion.
●	Debt securities – £0.4 billion as they were not considered within the scope of credit risk.

Contingent liabilities and commitments at 30 June 2018: In addition to £132.1 billion – as disclosed in Note 9 – reputationally committed limits are also included in the scope of the IFRS 9 ECL framework. These are offset by £3.9 billion out of scope  balances primarily related to facilities that, if drawn, would not be classified as AC or FVOCI.

Appendix 1 Capital and risk management

Credit risk: Banking activities continued
Total IFRS 9 Credit exposure by sector, stage and asset quality: Portfolio summary (Within the scope of EY’s review report)
The table below summarises total exposure gross of ECL, financial assets and off-balance sheet, by sector, stage and asset quality, within the scope of the IFRS 9 ECL framework. Financial assets include loans, debt securities and other financial assets.
	Financial assets			Off-balance sheet			Total	Total IFRS 9 credit risk exposure by stage					Asset quality
							IFRS 9
				Loan	Financial		credit risk		Stage 2 (3)								ECL
	AC(1)	FVOCI(2)	Total	commitments	guarantee	Total	exposure	Stage 1	≤30 DPD	>30 DPD	Total	Stage 3	AQ1-AQ4	AQ5-AQ8	AQ9	AQ10	provisions
30 June 2018	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	178,604	-	178,604	40,640	61	40,701	219,305	195,897	16,572	753	17,325	6,083	137,279	74,485	1,458	6,083	2,193
UK mortgages	146,719	-	146,719	12,771	-	12,771	159,490	147,804	9,671	497	10,168	1,518	121,630	35,950	392	1,518	218
RoI mortgages (4)	15,292	-	15,292	298	-	298	15,590	10,775	1,418	129	1,547	3,268	4,241	7,439	642	3,268	919
Other mortgages (5)	1,835	-	1,835	122	-	122	1,957	1,868	26	25	51	38	599	1,318	2	38	2
Credit cards (6)	4,210	-	4,210	16,891	-	16,891	21,101	18,300	2,385	18	2,403	398	228	20,394	81	398	234
Other personal	10,548	-	10,548	10,558	61	10,619	21,167	17,150	3,072	84	3,156	861	10,581	9,384	341	861	820
Wholesale	247,339	45,160	292,499	103,248	9,079	112,327	404,826	387,055	13,165	455	13,620	4,151	307,400	92,538	737	4,151	1,784
Property	38,335	-	38,335	14,477	778	15,255	53,590	49,935	1,825	46	1,871	1,784	29,077	22,596	133	1,784	610
Corporate	69,604	270	69,874	51,783	3,995	55,778	125,652	113,328	9,745	340	10,085	2,239	58,234	64,578	601	2,239	1,047
Financial institutions	26,898	5,233	32,131	23,376	4,305	27,681	59,812	58,108	1,578	2	1,580	124	55,146	4,539	3	124	123
Sovereign	112,502	39,657	152,159	13,612	1	13,613	165,772	165,684	17	67	84	4	164,943	825	-	4	4
Total	425,943	45,160	471,103	143,888	9,140	153,028	624,131	582,952	29,737	1,208	30,945	10,234	444,679	167,023	2,195	10,234	3,977
of which:
UK	350,555	19,266	369,821	91,461	3,215	94,676	464,497	433,602	24,948	1,044	25,992	4,903	311,580	146,615	1,399	4,903	2,449
Western Europe	63,231	12,065	75,296	36,465	5,012	41,477	116,773	108,831	3,546	146	3,692	4,250	95,222	16,436	865	4,250	1,234

For the notes to this table refer to page 10.

Key points
●
Total financial assets increased by £2.3 billion. This was mainly in the Personal portfolio (£1.4 billion) of which £0.7 billion was in UK PBB – refer to the Personal portfolio section for more details. Measured against RBS’s asset quality scale, as at 30 June 2018, 71% of financial assets were rated in the AQ1-AQ4 bands, equating to an indicative investment grade rating of BBB- or above. Across the Personal lending exposure, 63% was in the AQ1-AQ4 category.

●
In Personal portfolios, ECL reduced from £2.3 billion to £2.2 billion. This was mainly due to the sale of unsecured debt and business-as-usual write-offs in UK PBB. The Ulster Bank RoI mortgage portfolio benefitted from improvements in both the economy as well as the economic outlook

●
Total forbearance outflows were higher than inflows of £0.5 billion, reducing total mortgage forbearance from £5.3 billion to £5.1 billion. The Ulster Bank RoI inflow increase reflected a change in forbearance policy in Q3 2017.

●
In the Wholesale portfolios, ECL reduced from £2.1 billion to £1.8 billion. This was primarily due to the write-off of two large corporate exposures accounting for £140 million. Exposure for cases with Risk of Credit Loss (RoCL) status amounted to £665 million at 30 June 2018 (31 December 2017 – £668 million). A number of large cases have improved and hence are no longer within RoCL. These were offset by a single name exposure (£140 million) entering RoCL and the usual flows in and out.

●	Wholesale sovereign loan commitments includes £10.2 billion of overnight money market placements of surplus liquidity with central banks. There is no ECL attached to these commitments.

Appendix 1 Capital and risk management

Credit risk: Banking activities continued
Total IFRS 9 Credit exposure by sector, stage and asset quality: Portfolio summary continued (Within the scope of EY’s review report)

		Total IFRS 9 credit risk exposure by stage
	Total		Stage 2 (3)
	credit		≤30	>30			ECL
	exposure	Stage 1	DPD	DPD	Total	Stage 3	provisions
1 January 2018	£m	£m	£m	£m	£m	£m	£m
Personal	177,196	155,843	14,460	625	15,085	6,268	2,316
UK mortgages	146,556	134,350	10,119	431	10,550	1,656	262
RoI mortgages	15,549	10,674	1,351	127	1,478	3,397	961
Credit cards	4,247	3,097	999	11	1,010	140	222
Other personal (5)	10,844	7,722	1,991	56	2,047	1,075	871
Wholesale	194,988	178,086	11,500	387	11,887	5,015	2,131
Property	37,877	33,884	1,942	87	2,029	1,964	685
Corporate	73,667	62,253	8,224	245	8,469	2,945	1,325
Financial institutions	34,064	32,923	981	55	1,036	105	115
Sovereign	49,380	49,026	353	-	353	1	6
Total financial assets excluding balances at central banks	372,184	333,929	25,960	1,012	26,972	11,283	4,447

Balances at central banks	96,571	96,566	5	-	5	-	1
Total financial assets	468,755	430,495	25,965	1,012	26,977	11,283	4,448
Total contingent liabilities and commitments	146,710	139,550	6,388	113	6,501	749
Total exposure	615,465	570,045	32,353	1,125	33,478	12,032

Financial assets - Asset quality
AQ1-AQ4		223,789	6,883	101	6,984	-
AQ5-AQ8		109,962	17,449	660	18,109	743
AQ9		178	1,628	251	1,879	855
AQ10		-	-	-	-	9,685

Notes:
(1)	Amortised cost.
(2)	Fair value through other comprehensive income.
(3)	30 DPD: 30 days past due, the mandatory 30 days past due backstop as prescribed by the IFRS 9 guidance for significant increase in credit risk.
(4)	At June 2018, RoI Mortgages - AQ10 includes £0.7 billion of exposures which are not currently considered defaulted for capital calculation purposes for RoI but are included in stage 3.
(5)	At 1 January 2018, mortgages other than UK and RoI were reported within Other personal but at 30 June 2018 they are reported separately.
(6)
Personal credit cards - Stage 3 credit risk total exposure of £398 million includes £277 million of undrawn loan commitments, the drawdown of which is effectively prohibited. The drawn balance of £121 million is more representative of actual Stage 3 total exposure.

Appendix 1 Capital and risk management

Credit risk: Banking activities continued
Segmental exposure and impairment metrics (Within the scope of EY’s review report)

	Financial assets						ECL provisions
		Stage 2						Stage 2
	Stage 1	≤30 DPD	>30 DPD	Total	Stage 3	Total	Stage 1	≤30 DPD	>30 DPD	Total	Stage 3	Total
30 June 2018	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK PBB	146,542	13,647	586	14,233	2,521	163,296	137	359	36	395	945	1,477
Personal	133,806	12,430	554	12,984	2,154	148,944	107	318	33	351	713	1,171
Wholesale	12,736	1,217	32	1,249	367	14,352	30	41	3	44	232	306
Ulster Bank RoI	19,680	2,295	144	2,439	3,492	25,611	27	85	14	99	992	1,118
Personal	10,692	1,560	129	1,689	3,299	15,680	10	53	13	66	876	952
Wholesale	8,988	735	15	750	193	9,931	17	32	1	33	116	166
Commercial Banking	79,710	6,262	277	6,539	3,017	89,266	47	91	3	94	946	1,087
Personal	296	80	-	80	21	397	-	1	-	1	6	7
Wholesale	79,414	6,182	277	6,459	2,996	88,869	47	90	3	93	940	1,080
Private Banking	13,365	146	159	305	241	13,911	19	3	5	8	30	57
Personal	10,313	77	46	123	210	10,646	12	1	1	2	26	40
Wholesale	3,052	69	113	182	31	3,265	7	2	4	6	4	17
RBS International	12,675	166	9	175	104	12,954	4	5	1	6	21	31
NatWest Markets	9,584	775	-	775	329	10,688	8	45	-	45	149	202
Central items and other	54,025	-	-	-	-	54,025	3	-	-	-	-	3
Total financial assets excluding
balances at central banks	335,581	23,291	1,175	24,466	9,704	369,751	245	588	59	647	3,083	3,975
Personal	157,929	14,155	738	14,893	5,782	178,604	132	376	47	423	1,638	2,193
Wholesale	177,652	9,136	437	9,573	3,922	191,147	113	212	12	224	1,445	1,782
Balances at central banks	101,352	-	-	-	-	101,352	2	-	-	-	-	2
Total financial assets	436,933	23,291	1,175	24,466	9,704	471,103	247	588	59	647	3,083	3,977
1 January 2018

UK PBB	145,650	14,490			3,202	163,342	144	352			1,110	1,606
Ulster Bank RoI	19,055	2,347			3,669	25,071	29	106			1,054	1,189
Commercial Banking	84,393	8,490			3,468	96,351	58	106			1,156	1,320
Private Banking	12,755	333			324	13,412	18	9			27	54
RBS International	7,791	307			119	8,217	5	5			28	38
NatWest Markets	11,762	995			501	13,258	2	42			190	234
Central items and other	52,523	10			-	52,533	5	1			-	6
Total financial assets excluding
balances at central banks	333,929	26,972			11,283	372,184	261	621			3,565	4,447
Balances at central banks	96,566	5			-	96,571	1	-			-	1
Total financial assets	430,495	26,977			11,283	468,755	262	621			3,565	4,448

Key points
●
ECL in UK PBB reduced from £1.6 billion to £1.5 billion. This was primarily due to the sale of unsecured debt and the ongoing flow of business-as-usual write-offs. Wholesale exposures in UK PBB related to the business banking portfolio and also lending in the RBS England & Wales and NatWest Scotland commercial business.

●	ECL in Commercial Banking reduced from £1.3 billion to £1.1 billion. This was primarily due to write-offs which were partly offset by a small amount of net impairment charges.

Appendix 1 Capital and risk management

Credit risk: Banking activities continued
Segmental exposure and impairment metrics (Within the scope of EY’s review report)
	ECL provision coverage						ECL
		Stage 2					Total		Amounts
30 June 2018	Stage 1	≤30 DPD	>30 DPD	Total	Stage 3	Total	charge	Loss rate	written-off
	%	%	%	%	%	%	£m	Basis points	£m
UK PBB	0.09	2.63	6.14	2.78	37.49	0.90	147	18	(243)
Personal	0.08	2.56	5.96	2.70	33.10	0.79	124	17	(202)
Wholesale	0.24	3.37	9.38	3.52	63.22	2.13	23	32	(41)
Ulster Bank RoI	0.14	3.70	9.72	4.06	28.41	4.37	(26)	(20)	(29)
Personal	0.09	3.40	10.08	3.91	26.55	6.07	(22)	(28)	(10)
Wholesale	0.19	4.35	6.67	4.40	60.10	1.67	(4)	(8)	(19)
Commercial Banking	0.06	1.45	1.08	1.44	31.36	1.22	18	4	(242)
Personal	-	1.25	-	1.25	28.57	1.76	-	5	-
Wholesale	0.06	1.46	1.08	1.44	31.38	1.22	18	4	(242)
Private Banking	0.14	2.05	3.14	2.62	12.45	0.41	1	1	-
Personal	0.12	1.30	2.17	1.63	12.38	0.38	1	1	-
Wholesale	0.23	2.90	3.54	3.30	12.90	0.52	-	2	-
RBS International	0.03	3.01	11.11	3.43	20.19	0.24	(3)	(5)	(5)
NatWest Markets	0.08	5.81	-	5.81	45.29	1.89	4	8	(30)
Central items	0.01	-	-	-	-	0.01	-	-	-
Total financial assets
excluding balances at
central banks	0.07	2.52	5.02	2.64	31.77	1.08	141	8	(549)
Personal	0.08	2.66	6.37	2.84	28.33	1.23	101	11	(209)
Wholesale	0.06	2.32	2.75	2.34	36.84	0.93	40	4	(340)
Total financial assets	0.06	2.52	5.02	2.64	31.77	0.84	141	6	(549)

Appendix 1 Capital and risk management

Credit risk: Banking activities continued
Sector exposure and impairment metrics (Within the scope of EY’s review report)
The tables below summarise financial assets and off-balance sheet exposures gross of ECL and related impairment provision and impairment coverage ratio by sector.
	Financial assets						ECL provisions (2)
		Stage 2 (1)						Stage 2 (1)
30 June 2018	Stage 1	≤30 DPD	>30 DPD	Total	Stage 3	Total	Stage 1	≤30 DPD	>30 DPD	Total	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	157,929	14,155	738	14,893	5,782	178,604	132	376	47	423	1,638	2,193
- UK mortgages	135,209	9,509	494	10,003	1,507	146,719	8	58	9	67	143	218
- RoI mortgages	10,477	1,418	129	1,547	3,268	15,292	9	44	12	56	854	919
- Other mortgages	1,748	24	25	49	38	1,835	1	-	-	-	1	2
- Credit cards	2,861	1,211	17	1,228	121	4,210	48	102	6	108	78	234
- Other	7,634	1,993	73	2,066	848	10,548	66	172	20	192	562	820
Wholesale	132,500	9,131	437	9,568	3,919	145,987	112	211	12	223	1,442	1,777
- Property	35,102	1,522	44	1,566	1,667	38,335	27	30	2	32	551	610
- Corporate	60,355	6,794	326	7,120	2,129	69,604	71	146	10	156	820	1,047
- Financial institutions	25,980	799	-	799	119	26,898	13	35	-	35	71	119
- Other	11,063	16	67	83	4	11,150	1	-	-	-	-	1
Total amortised cost assets
excluding balances at
central banks	290,429	23,286	1,175	24,461	9,701	324,591	244	587	59	646	3,080	3,970
Balances at central banks	101,352	-	-	-	-	101,352	2	-	-	-	-	2
Total amortised cost assets	391,781	23,286	1,175	24,461	9,701	425,943	246	587	59	646	3,080	3,972
Total FVOCI	45,152	5	-	5	3	45,160	1	1	-	1	3	5

Total financial assets	436,933	23,291	1,175	24,466	9,704	471,103	247	588	59	647	3,083	3,977
Contingent liabilities
and commitments
Personal	37,968	2,417	14	2,431	302	40,701
Wholesale	108,051	4,029	19	4,048	228	112,327
Total contingent liabilities
and commitments	146,019	6,446	33	6,479	530	153,028
Total credit risk exposure	582,952	29,737	1,208	30,945	10,234	624,131	247	588	59	647	3,083	3,977

1 January 2018
Personal	155,843	14,460	625	15,085	6,268	177,196	135	367	30	397	1,784	2,316
- UK mortgages	134,350	10,119	431	10,550	1,656	146,556	12	57	7	64	186	262
- RoI mortgages	10,674	1,351	127	1,478	3,397	15,549	8	60	9	69	884	961
- Credit cards	3,097	999	11	1,010	140	4,247	53	91	3	94	75	222
- Other unsecured	7,722	1,991	56	2,047	1,075	10,844	62	159	11	170	639	871
Wholesale	178,086	11,500	387	11,887	5,015	194,988	126	216	8	224	1,781	2,131
- Property	33,884	1,942	87	2,029	1,964	37,877	25	22	1	23	637	685
- Corporate	62,253	8,224	245	8,469	2,945	73,667	87	156	7	163	1,075	1,325
- Financial institutions	32,923	981	55	1,036	105	34,064	11	35	-	35	69	115
- Sovereign	49,026	353	-	353	1	49,380	3	3	-	3	-	6
Total excluding	333,929	25,960	1,012	26,972	11,283	372,184	261	583	38	621	3,565	4,447
balances at central banks
Balances at central banks	96,566	5	-	5	-	96,571	1	-	-	-	-	1
Total financial assets	430,495	25,965	1,012	26,977	11,283	468,755	262	583	38	621	3,565	4,448

Contingent liabilities and commitments
Personal	36,502	2,133	12	2,145	294	38,941
Wholesale	103,048	4,255	101	4,356	455	107,859
Total contingent liabilities
and commitments	139,550	6,388	113	6,501	749	146,800
For the notes to this table refer to page 14.

Appendix 1 Capital and risk management
Credit risk: Banking activities continued
Sector exposure and impairment metrics continued (Within the scope of EY’s review report)
	ECL provisions coverage
		Stage 2 (1)					12-month PD (3,4)
	Stage 1	≤30 DPD	>30 DPD	Total	Stage 3	Total	IFRS 9	Basel
30 June 2018%		%	%	%	%	%	%	%
Personal	0.08	2.66	6.37	2.84	28.33	1.23	0.52	0.91
- UK mortgages	0.01	0.61	1.82	0.67	9.49	0.15	0.25	0.54
- RoI mortgages	0.09	3.10	9.30	3.62	26.13	6.01	1.36	2.25
- Other mortgages	0.06	-	-	-	2.63	0.11	0.08	1.40
- Credit cards	1.68	8.42	35.29	8.79	64.46	5.56	4.01	3.70
- Other	0.86	8.63	27.40	9.29	66.27	7.77	2.21	3.53
Wholesale	0.08	2.31	2.75	2.33	36.80	1.22	0.42	1.04
- Property	0.08	1.97	4.55	2.04	33.05	1.59	0.43	0.97
- Corporate	0.12	2.15	3.07	2.19	38.52	1.50	0.61	1.53
- Financial institutions	0.05	4.38	-	4.38	59.66	0.44	0.08	0.29
- Other	0.01	-	-	-	-	0.01	0.01	0.04
Total amortised cost assets
excluding balances at central banks	0.08	2.52	5.02	2.64	31.75	1.22	-	-
Balances at central banks	-	-	-	-	-	-	-	0.01
Total amortised cost assets	0.06	2.52	5.02	2.64	31.75	0.93	-	-
Total FVOCI	-	20.00	-	20.00	100.00	0.01	-	0.03
Total financial assets	0.06	2.52	5.02	2.64	31.77	0.84	-	-
1 January 2018
Personal	0.09	2.54	4.80	2.63	28.46	1.31	0.60	0.90
- UK mortgages	0.01	0.56	1.62	0.61	11.23	0.18	0.40	0.50
- RoI mortgages	0.07	4.44	7.09	4.67	26.02	6.18	1.50	2.60
- Credit cards	1.71	9.11	27.27	9.31	53.57	5.23	3.80	3.70
- Other unsecured	0.80	7.99	19.64	8.30	59.44	8.03	2.20	2.80
Wholesale	0.07	1.88	2.07	1.88	35.51	1.09	0.30	0.80
- Property	0.07	1.13	1.15	1.13	32.43	1.81	0.40	1.00
- Corporate	0.14	1.90	2.86	1.92	36.50	1.80	0.60	1.50
- Financial institutions	0.03	3.57	-	3.38	65.71	0.34	0.10	0.50
- Sovereign	0.01	0.85	-	0.85	-	0.01
Total financial assets	0.06	2.25	3.75	2.30	31.60	0.95
Notes:
(1)	30 DPD: 30 days past due, the mandatory 30 days past due backstop as prescribed by IFRS 9 guidance for significant increase in credit risk.
(2)
ECL provision on Contingent liabilities and commitments are included within the Financial assets section so as not to distort ECL coverage ratios. ECL on contingent liabilities and commitments were: £65 million (Stage 1 – Personal £5 million and Wholesale £7 million; Stage 2 – Personal £17 million and Wholesale £23 million; Stage 3 –     Wholesale £13 million).

(3)	Both IFRS 9 12 month and regulatory Basel 12 month average PDs relate to Stage 1 and Stage 2 assets under IFRS. Undrawn exposures are excluded in both PD bases.
(4)	Not within the scope of EY’s review report.

Key points
●
In the Personal portfolio, ECL on Stage 3 assets reduced from £1.8 billion to £1.6 billion. This decrease was primarily due to debt sales and ongoing business-as-usual write-offs in UK PBB with the Ulster Bank RoI mortgage portfolio benefiting from improvements in both the economy and economic outlook.

●	ECL coverage reduced slightly on UK mortgages, including the effect of write-offs and modelling refinements.
●
The increased coverage ratio on credit cards reflected ongoing model refinements. Refinements to the criteria for identifying a significant credit risk increase were also responsible for driving the increase in the value of exposures in Stage 2.

●	In the Wholesale portfolio, ECL on Stage 3 assets reduced from £1.8 billion to £1.4 billion. This was primarily due to write-offs, partly offset by a small amount of net impairment charges.
●	Sovereign exposures increased by £7.9 billion reflecting higher liquidity buffer in Treasury from debt issuance and other proceeds.
●	ECL coverage on the Wholesale portfolios increased from 1.09% to 1.22%. This resulted from coverage increases across all stages in the corporate sector.
●
Basel PDs are generally higher for Personal portfolios reflecting an element of built-in conservatism to comply with regulatory requirements. In contrast, the IFRS 9 PDs are unbiased forward-looking estimates. Forward-looking information does not have much impact on most portfolios except for the credit card portfolio which brought 12-month PD much closer to Basel PD.

●
Wholesale Basel PD models are largely through the cycle in nature whereas IFRS 9 requires point-in-time estimates. Given the current low default environment and relatively benign outlook, Basel PDs are considerably higher than IFRS 9 PDs over the same projection horizon.

Appendix 1 Capital and risk management

Credit risk: Banking activities continued
Personal portfolio
Disclosures in the Personal portfolio section include drawn exposure (gross of provisions). Loan-to-value (LTV) ratios are split by stage under IFRS 9 at 30 June 2018 and by performing and non-performing status under IAS 39 at 31 December 2017. Weighted average LTVs are separated into owner-occupied and buy-to-let categories.

	As of, and for, the six months ended					As of, and for, the year ended
	30 June 2018					31 December 2017
	UK	Ulster	Private			UK	Ulster	Private
	PBB	Bank RoI	Banking	RBSI	Total	PBB	Bank RoI	Banking	RBSI	Total
Personal lending	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages	137,374	15,098	8,843	2,704	164,019	136,625	15,352	8,421	2,745	163,143
Owner occupied	120,595	13,301	7,690	1,793	143,379	118,764	13,455	7,275	1,821	141,315
Buy-to-let	16,779	1,797	1,153	911	20,640	17,861	1,897	1,146	924	21,828
Interest only - variable	10,187	219	4,061	557	15,024	11,245	260	4,078	636	16,219
Interest only - fixed	12,167	10	3,251	144	15,572	12,584	8	2,866	96	15,554
Mixed (1)	6,092	74	2	20	6,188	6,039	79	-	20	6,138
Impairment provision (2)	213	918	5	19	1,155	153	909	7	27	1,096
Other lending (3)
Drawn exposure	11,097	323	1,368	57	12,845	11,080	348	1,486	65	12,979
Impairment provision (2)	947	27	35	1	1,010	833	44	19	2	898
Total personal lending	148,471	15,421	10,211	2,761	176,864	147,705	15,700	9,907	2,810	176,122
Mortgage LTV ratios (3)
- Total portfolio	57%	66%	55%	57%	58%	56%	69%	55%	58%	57%
- Stage 1/performing	57%	60%	56%	56%	57%	56%	65%	55%	56%	57%
- Stage 2/performing	59%	69%	53%	53%	61%
- Stage 3/non-performing	57%	84%	59%	118%	76%	57%	88%	59%	122%	78%
- Buy-to-let	55%	72%	54%	51%	56%	54%	75%	54%	50%	56%
- Stage 1	55%	60%	54%	50%	55%
- Stage 2	59%	76%	52%	55%	64%
- Stage 3	60%	86%	70%	85%	82%

Gross new mortgage lending	13,268	398	953	159	14,778	30,314	890	2,243	481	33,928
Owner occupied exposure	12,719	391	868	105	14,083	28,504	875	1,904	319	31,602
Weighted average LTV (4)	69%	73%	62%	66%	69%	70%	75%	63%	70%	70%
Buy-to-let exposure	549	7	85	54	695	1,810	15	339	162	2,326
Weighted average LTV (4)	61%	60%	56%	60%	60%	62%	57%	56%	62%	61%
Interest only variable rate	21	-	354	11	386	335	6	902	39	1,282
Interest only fixed rate	641	-	403	21	1,065	1,835	1	874	48	2,758
Mixed (1)	383	1	-	-	384	893	-	-	-	893

Mortgage forbearance (Within the scope of EY’s review report)
Forbearance flow	278	211	-	5	494	440	201	31	5	677
Forbearance stock	1,360	3,704	1	28	5,093	1,383	3,893	7	25	5,309
Current	815	1,638	1	15	2,469	834	1,779	6	12	2,631
1-3 months in arrears	302	388	-	1	691	304	466	-	2	772
>3 months in arrears	243	1,678	-	12	1,933	246	1,648	1	11	1,905

Notes:
(1)	Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.
(2)	30 June 2018 data was prepared under IFRS 9. 31 December 2017 data was prepared under IAS 39. For further details, refer to the IFRS 9 Transition document published on 23 February 2018.
(3)	Personal unsecured lending excludes loans that are commercial in nature, for example loans guaranteed by a company and commercial real estate lending to personal customers.
(4)	Weighted by current exposure gross of provisions.

Appendix 1 Capital and risk management

Credit risk: Banking activities continued
Personal portfolio continued
Key points
●	The overall credit risk profile of the Personal portfolio, and its performance against credit risk appetite, remained stable during 2018.

●	Lending grew by £0.7 billion with new lending partly offset by mortgage redemptions and repayments.

●
New mortgage lending was marginally lower compared to H1 2017. This reflected competitive market conditions and RBS’s relative pricing position. Both the existing portfolio and new business were closely monitored against an agreed set of risk appetite parameters. These included loan-to-value ratios, loan-to-income ratios, buy-to-let concentrations, new-build concentrations and credit quality. Underwriting standards were maintained during the period.

●
Most of the mortgage growth was in the owner-occupied portfolio. In line with market trends, new mortgages in the buy-to-let portfolio remained subdued as tax and regulatory changes in the UK affected borrower activity.

●	The mortgage portfolio loan-to-value ratio remained largely stable. The improvement in Ulster Bank RoI reflected house price recovery.
●
By value, the proportion of mortgages on interest only and mixed terms (capital and interest only) marginally reduced. This was due to an increase in customers moving to repayment mortgages as well as the settlement of legacy mortgages. There was a marginal rise in interest only mortgages in Private Banking. This reflected increased lending to high-net worth individuals.

●
As at 30 June 2018, 75% of customers in the UK PBB mortgage portfolio were on fixed rates (35% on five-year deals). In addition, 96% of all new mortgage completions were fixed-rate deals (52% of which were five-year deals), as customers sought to minimise the impact of potential rate rises.

●
43% of mortgage lending was in Greater London and the South East (31 December 2017 – 43%). The level of exposure in this region remained broadly unchanged, reflecting lower demand for buy-to-let properties as well as mortgage redemptions. The average weighted loan-to-value for these regions was 53% (31 December 2017 – 51%).

●	As expected, total provisions – including provision for unsecured lending – increased under the IFRS 9 methodology.
●
Total unsecured lending balances marginally decreased. While the level of the UK PBB unsecured loan portfolio increased, there were declines in both the cards and overdrafts portfolios. The reduction in the cards portfolio reflected the RBS strategy of not participating in the 0% credit card balance transfer and introducer markets.

Appendix 1 Capital and risk management

Credit risk: Banking activities continued
Personal portfolio continued
Mortgage LTV distribution by stage (Within the scope of EY’s review report)
The table below shows gross mortgage lending and related ECL by LTV band. Mortgage lending not within the scope of IFRS 9 ECL reflected portfolios carried at fair value.
	30 June 2018														31 December 2017
	Drawn exposure - Total book					Of which:	Impairment provision				Provision coverage (1)				Drawn exposure - Total book			Of which:
				Not within		Gross												Gross
				IFRS 9 ECL		new										Non-		new
	Stage 1	Stage 2	Stage 3	scope	Total	lending	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Performing	performing	Total	lending
UK PBB	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%	£m	£m	£m	£m
≤50%	44,731	3,168	496	155	48,550	2,166	2	14	62	78	-	0.4	12.3	0.2	50,582	527	51,109	4,593
>50% and ≤70%	43,294	3,604	485	42	47,425	3,802	2	22	41	65	-	0.6	8.4	0.1	47,361	505	47,866	8,310
>70% and ≤80%	20,673	1,434	156	9	22,272	3,113	1	9	13	23	-	0.6	8.2	0.1	20,514	150	20,664	7,709
>80% and ≤90%	13,337	1,222	87	5	14,651	3,583	1	10	9	20	-	0.8	10.2	0.1	13,409	87	13,496	8,239
>90% and ≤100%	3,564	270	36	5	3,875	518	-	4	4	8	-	1.6	12.3	0.2	2,559	36	2,595	1,285
>100% and ≤110%	77	50	9	2	138	-	-	2	2	4	0.1	3.0	20.1	2.9	130	14	144	1
>110% and ≤130%	56	47	10	2	115	-	-	2	2	4	0.1	4.0	22.8	3.5	114	10	124	1
>130% and ≤150%	28	33	4	-	65	-	-	1	1	2	0.1	4.1	16.8	3.1	58	5	63	-
>150%	4	16	7	-	27	-	-	1	2	3	0.1	5.4	35.4	11.1	25	8	33	1

Total with LTVs	125,764	9,844	1,290	220	137,118	13,182	6	65	136	207	-	0.7	10.5	0.2	134,752	1,342	136,094	30,139
Other	214	27	10	5	256	86	-	-	6	6	-	1.3	54.7	2.4	512	18	530	175
Total	125,978	9,871	1,300	225	137,374	13,268	6	65	142	213	-	0.7	10.8	0.2	135,265	1,360	136,625	30,314
Ulster Bank RoI
≤50%	3,516	395	481		4,392	42	1	6	48	55	-	1.5	10.0	1.3	3,743	333	4,076
>50% and ≤70%	3,335	385	544		4,264	89	1	7	62	70	-	1.7	11.5	1.6	3,600	382	3,982
>70% and ≤80%	1,502	209	332		2,043	151	1	6	69	76	0.1	3.1	20.9	3.7	1,858	233	2,091
>80% and ≤90%	1,050	189	389		1,628	112	1	9	112	122	0.1	4.7	28.7	7.5	1,420	273	1,693
>90% and ≤100%	657	189	454		1,300	1	1	12	164	177	0.2	6.5	36.1	13.6	1,070	309	1,379
>100% and ≤110%	320	122	385		827	2	1	10	157	168	0.4	8.0	40.8	20.3	814	317	1,131
>110% and ≤130%	87	49	357		493	1	-	5	169	174	0.5	10.1	47.0	35.3	378	414	792
>130% and ≤150%	6	7	88		101	-	-	1	51	52	0.2	13.6	57.5	51.5	20	126	146
>150%	9	2	39		50	-	-	-	24	24	1.9	21.4	62.1	48.0	23	39	62
Total	10,482	1,547	3,069		15,098	398	6	56	856	918	0.1	3.6	27.9	6.1	12,926	2,426	15,352	890
Note:
(1)	The provision coverage calculation is impairment provision divided by drawn exposure.

Key point
●
ECL coverage rates increased across the LTV bands with UK PBB having only limited exposures in the highest LTV bands. The high coverage levels in the lower LTV bands included the effect of time-discounting on expected recoveries. Additionally, this also reflected the conservative modelling approach that recognised an element of expected loss on mortgages that are not subject to formal repossession activity.

Appendix 1 Capital and risk management

Credit risk: Banking activities continued
Personal portfolio continued (Within the scope of EY’s review report)
UK PBB Mortgage LTV distribution by region

		50%	80%	100%			Weighted
	≤50%	≤80%	≤100%	≤150%	>150%	Total	average LTV	Other	Total
LTV ratio value	£m	£m	£m	£m	£m	£m	%	£m	£m
30 June 2018
South East	13,761	17,192	3,486	10	-	34,449	55	54	34,503
Greater London	11,985	10,390	1,933	4	-	24,312	51	41	24,353
Scotland	3,390	5,730	1,545	9	-	10,674	59	17	10,691
North West	3,671	7,190	3,013	11	-	13,885	62	25	13,910
South West	3,833	6,581	1,632	12	-	12,058	58	19	12,077
West Midlands	2,870	5,518	1,207	5	-	9,600	59	14	9,614
Rest of the UK	9,040	17,094	5,709	270	27	32,140	61	86	32,226
Total	48,550	69,695	18,525	321	27	137,118	57	256	137,374
31 December 2017
South East	14,606	16,908	2,729	10	-	34,254	53	96	34,350
Greater London	13,592	9,900	1,322	3	-	24,816	48	113	24,929
Scotland	2,850	5,341	2,423	45	-	10,658	63	35	10,693
North West	4,125	7,510	2,131	11	-	13,776	59	63	13,838
South West	4,181	6,572	1,055	9	-	11,817	56	40	11,857
West Midlands	2,578	5,264	1,503	6	-	9,351	61	42	9,393
Rest of the UK	9,175	17,037	4,929	247	33	31,422	60	143	31,565
Total	51,108	68,531	16,092	331	33	136,094	56	530	136,625

Commercial real estate (CRE)
Summary
The CRE portfolio comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders but excluding housing associations, construction and the building materials sub-sector). The CRE sector is reviewed regularly at senior executive committees including, in particular, a focus on portfolio credit quality, capital consumption and control frameworks.

The following two tables are based on current exposure (gross of provisions, post risk transfer) and include loans and related hedging derivatives.

	30 June 2018				31 December 2017
	UK	RoI	Other	Total	UK	RoI	Other	Total
By geography and sub sector (1)	£m	£m	£m	£m	£m	£m	£m	£m
Investment
Residential (2)	4,104	254	28	4,386	4,221	226	30	4,477
Office (3)	2,905	213	633	3,751	2,971	234	600	3,805
Retail (4)	4,943	42	143	5,128	5,375	42	132	5,549
Industrial (5)	2,393	34	60	2,487	2,404	36	14	2,454
Mixed/other (6)	4,831	187	249	5,267	4,693	207	201	5,101
	19,176	730	1,113	21,019	19,664	745	977	21,386
Development
Residential (2)	2,987	165	151	3,303	3,081	131	150	3,362
Office (3)	139	-	-	139	116	-	-	116
Retail (4)	74	7	2	83	255	5	2	262
Industrial (5)	82	2	11	95	51	-	-	51
Mixed/other (6)	46	2	-	48	67	3	-	70
	3,328	176	164	3,668	3,570	139	152	3,861

Total	22,504	906	1,277	24,687	23,234	884	1,129	25,247

Notes:
(1)	Geographical splits are based on country of collateral risk.
(2)	Residential properties including houses, flats and student accommodation.
(3)	Office properties including offices in central business districts, regional headquarters and business parks.
(4)	Retail properties including high street retail, shopping centres, restaurants, bars and gyms.
(5)	Industrial properties including distribution centres, manufacturing and warehouses.
(6)	Mixed usage or other properties that do not fall within the other categories above. Mixed generally relates to a mixture of retail/office with residential.

Appendix 1 Capital and risk management

Credit risk: Banking activities continued
CRE LTV distribution by stage (Within the scope of EY’s review report)
The table below shows CRE current exposure and related ECL by LTV band. CRE lending not within the scope of IFRS 9 ECL included exposures in Wealth businesses and other exposures carried at fair value, including derivatives.
	30 June 2018													31 December 2017
	Current exposure (gross of provisions) (1)					Impairment provision				Provision coverage (2)
				Not within											Non-
	Stage 1	Stage 2	Stage 3	IFRS 9 scope	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Performing	performing	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%	£m	£m	£m
≤50%	8,862	230	57	749	9,898	4	3	14	21	-	1.5	24.6	0.2	9,613	66	9,679
>50% and ≤70%	5,107	351	79	684	6,221	4	4	17	25	0.1	1.2	21.4	0.4	6,562	119	6,681
>70% and ≤80%	298	45	47	9	399	1	2	9	12	0.2	5.2	19.4	3.1	328	53	381
>80% and ≤90%	103	17	33	6	159	-	1	5	6	0.2	4.8	14.7	3.8	157	47	204
>90% and ≤100%	66	38	390	1	495	-	2	5	7	0.1	4.5	1.3	1.4	84	31	115
>100% and ≤110%	25	4	13	-	42	-	-	5	5	0.2	6.3	42.8	14.0	34	21	55
>110% and ≤130%	15	4	50	3	72	-	-	13	13	0.2	6.6	26.8	19.8	68	421	489
>130% and ≤150%	12	9	15	12	48	-	-	6	6	0.4	2.2	38.6	16.6	45	29	74
>150%	27	6	55	-	88	-	-	37	37	0.5	7.4	67.9	43.2	150	72	222
Total with LTVs	14,515	704	739	1,464	17,422	9	12	111	132	0.1	1.9	15.2	0.8	17,041	859	17,900
Total portfolio average LTV %	46%	60%	109%	49%	49%	-	-	-	-	-	-	-	-	47%	119%	51%
Other	2,796	91	347	363	3,597	6	4	56	66	0.2	4.8	16.1	2.0	3,056	430	3,486
Development	3,106	152	193	217	3,668	5	3	94	102	0.2	2.1	49.0	3.0	3,615	246	3,861
Total	20,417	947	1,279	2,044	24,687	20	19	261	300	0.1	2.2	20.5	1.3	23,712	1,535	25,247
Notes:
(1)	CRE current exposure comprises gross lending, interest rate hedging derivatives and other assets carried at fair value that are managed as part of the overall CRE book.
(2)	The provision coverage calculation is impairment provision divided by current exposure.

Key points
●
The majority of the CRE portfolio is managed in the UK within Commercial Banking, Private Banking and UK PBB. The remainder was managed in Ulster Bank RoI and NatWest Markets. Business appetite and strategy remain aligned across the segments.

●	The exposure in Stage 3 mainly related to legacy assets.
●
Growth in the commercial property market slowed over the first six months of 2018 after better-than-expected performance in 2017. Performance varied widely by sub-sector with values drifting downwards in some, notably shopping centres.

●
Continued pressure on household incomes and the potential impact of exiting the European Union are exacerbating ongoing structural issues in the retail sector. However, investment in the UK CRE sector continues to look attractive relative to other countries and asset classes. The market in the Residential Investment & Development sub-sector remained resilient, despite a slowdown in demand for London property. This resilience was supported by mortgage availability and an overall under-supply of property

●
As a result of ongoing uncertainty, the bank’s lending criteria remained restricted to certain asset classes including London offices with further action taken in H1 2018 for certain property types in the Retail sub-sector.

●
The Retail sub-sector portfolio had an average loan-to-value ratio of 48% (31 December 2017 - 49%). Defaults were low and related to legacy assets, with a limited number of new defaults. The sub-sector was monitored on a regular basis and credit quality was in line with the wider CRE portfolio.

●	The low Stage 3 coverage in the 90%-100% LTV band was due to a restructured loan, where the exposure was written down to the expected recoverable amount.

Appendix 1 Capital and risk management

Credit risk: Banking activities continued
Flow statements (Within the scope of EY’s review report)
In the ECL flow statements disclosed in this section - as expected - there was a significant uplift in ECL on transition to a poorer quality stage (net re-measurement). For example, assets transferring from Stage 2 to Stage 3 move from having a probability of default (PD) of less than one to default (that is, a PD equal to one). Closing exposures in this section are consistent with the exposures used in ECL determination. The Other category within the tables reflects items that did not affect the ECL provision balance but which did have an impact on the impairment charge, for example, fortuitous recoveries on previously written-off debt. It is included to show movement in the profit and loss charge but is not part of the flow statement. Assets derecognised represented the effective write down of assets in the period (where ECL was held) as a result of debt sale activity.

The flow statements capture a significant proportion of all the segments except Commercial Banking (see page 24 for more details) and Private Banking. Private Banking’s ECL provisions were £57 million compared with £54 million at transition and ECL charge for H1 2018 was £1 million.

Personal portfolios
The following flow statements are at a portfolio level. They are based on drawn exposure (gross of provisions).
	Stage 1		Stage 2		Stage 3		Total
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
UK PBB - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	124,020	9	10,566	64	1,338	155	135,924	228
Transfers from Stage 1 to Stage 2	(2,262)	(1)	2,262	1	-	-	-	-
Transfers from Stage 2 to Stage 1	2,339	8	(2,339)	(8)	-	-	-	-
Transfers to Stage 3	(27)	-	(165)	(3)	192	3	-	-
Transfers from Stage 3	2	-	107	12	(109)	(12)	-	-

Net re-measurement of ECL on stage transfer	-	(8)	-	2	-	9	-	3
Changes in risk parameters (model inputs)	-	(1)	-	2	-	24	-	25
Other changes in net exposure	379	-	(459)	(3)	(127)	(7)	(207)	(10)
Other	-	-	-	-	-	(4)	-	(4)

Income statement (releases)/charges		(9)		1		22		14
Amounts written-off	-	-	(1)	(1)	(13)	(13)	(14)	(14)
Unwinding of discount	-	-	-	(1)	-	(18)	-	(19)
At 30 June 2018	124,451	7	9,971	65	1,281	141	135,703	213

Net carrying amount	124,444		9,906		1,140		135,490

Key points
●	Overall ECL reduced by £15 million. This was primarily driven by business-as-usual write-offs in Stage 3.
●	Stage 1 and Stage 2 ECL levels remained broadly stable.
●	ECL transfers from Stage 3 back to Stage 1 and Stage 2 were higher than those in Personal unsecured lending, due to the higher cure activity typically seen on mortgages.
●	The increase in the Stage 3 ECL in changes in risk parameters reflected the monthly assessment of the loss requirement, capturing underlying balance movements.
●
Amounts written off were £14 million. Write-off occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding. This would typically be within 5 years after defaulting but can be longer.

●	The ECL flow statement covers 98% of UK PBB mortgage ECL movements.

Appendix 1 Capital and risk management

Credit risk: Banking activities continued
Flow statements continued (Within the scope of EY’s review report)

Personal portfolios continued

	Stage 1		Stage 2		Stage 3		Total
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
Ulster Bank RoI - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	10,610	8	1,526	72	3,155	878	15,291	958
Transfers from Stage 1 to Stage 2	(422)	(1)	422	1	-	-	-	-
Transfers from Stage 2 to Stage 1	335	8	(335)	(8)	-	-	-	-
Transfers to Stage 3	(15)	-	(115)	(12)	130	12	-	-
Transfers from Stage 3	2	-	112	16	(114)	(16)	-	-

Net re-measurement of ECL on stage transfer	-	(6)	-	(6)	-	7	-	(5)
Changes in risk parameters (model inputs)	-	(1)	-	(6)	-	(5)	-	(12)
Other changes in net exposure	(78)	-	(56)	(1)	(93)	(8)	(227)	(9)
Other	-	-	-	-	-	4	-	4

Income statement releases		(7)		(13)		(2)		(22)
Amounts written off	-	-	-	-	(3)	(3)	(3)	(3)
Unwinding of discount	-	-	-	-	-	(11)	-	(11)
At 30 June 2018	10,432	8	1,554	56	3,075	854	15,061	918

Net carrying amount	10,424		1,498		2,221		14,143

Key points
●	Overall ECL reduced by £40 million.
●	Stage 1 levels remained broadly stable. The decrease in Stage 2 in changes in risk parameters, reflected updates to the forward-looking economic scenarios.
●	The reduction in ECL in Stage 3 reflected transfers out, amortisations and redemptions and updates to the forward-looking economic scenarios.
●	Write-off generally occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding which has been deemed irrecoverable.
●	The ECL flow statement covers all of Ulster Bank RoI mortgage ECL movements.

	Stage 1		Stage 2		Stage 3		Total
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
UK PBB - credit cards	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	2,841	52	997	94	105	75	3,943	221
Transfers from Stage 1 to Stage 2	(403)	(8)	403	8	-	-	-	-
Transfers from Stage 2 to Stage 1	319	23	(319)	(23)	-	-	-	-
Transfers to Stage 3	(17)	(1)	(43)	(9)	60	10	-	-
Transfers from Stage 3	-	-	1	1	(1)	(1)	-	-

Net re-measurement of ECL on stage transfer	-	(17)	-	33	-	32	-	48
Changes in risk parameters (model inputs)	-	(2)	-	(5)	-	1	-	(6)
Other changes in net exposure	(121)	-	176	7	(11)	2	44	9
Other	-	-	-	-	-	(16)	-	(16)

Income statement (releases)/charges		(19)		35		19		35
Amounts written off	-	-	-	-	(34)	(34)	(34)	(34)
Unwinding of discount	-	-	-	-	-	(3)	-	(3)
At 30 June 2018	2,619	47	1,215	106	119	82	3,953	235
Net carrying amount	2,572		1,109		37		3,718

Key points
●
Overall ECL increased by £14 million due to slightly higher levels of Stage 2 inflows. This was the result of activity to calibrate and refine the criteria used to identify significant credit risk increase.

●	ECL transfers from Stage 3 back to Stage 1 and Stage 2 were relatively small.
●
The portfolio continued to experience cash recoveries after write-off (reported in Other). This benefited the profit and loss without affecting ECL. Charge-off (analogous to write-off) typically occurs after 12 missed payments.

●	The ECL flow statement covers all UK PBB Personal cards ECL movements.

Appendix 1 Capital and risk management

Credit risk: Banking activities continued
Flow statements continued (Within the scope of EY’s review report)
Personal portfolios continued
	Stage 1		Stage 2		Stage 3		Total
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
UK PBB - Personal unsecured	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	4,518	46	1,789	164	702	580	7,009	790
Transfers from Stage 1 to Stage 2	(679)	(9)	679	9	-	-	-	-
Transfers from Stage 2 to Stage 1	365	21	(365)	(21)	-	-	-	-
Transfers to Stage 3	(24)	(1)	(91)	(24)	115	25	-	-
Transfers from Stage 3	1	-	7	2	(8)	(2)	-	-

Net re-measurement of ECL on stage transfer	-	(17)	-	42	-	57	-	82
Changes in risk parameters (model inputs)	-	1	-	13	-	2	-	16
Other changes in net exposure	733	10	(155)	(5)	(43)	(4)	535	1
Other	-	-	-	-	-	(17)	-	(17)

Income statement (releases)/charges		(6)		50		38		82
Amounts written off	-	-	(1)	(1)	(89)	(89)	(90)	(90)
Assets derecognised	-	-	(1)	(1)	(77)	(77)	(78)	(78)
Unwinding of discount	-	-	-	(2)	-	(7)	-	(9)
At 30 June 2018	4,914	51	1,862	176	600	485	7,376	712

Net carrying amount	4,863		1,686		115		6,664

Key points
●	Overall ECL reduced by £78 million. This was mainly driven by debt sale activity (assets de-recognised) and business-as-usual write-offs in Stage 3.
●	Increases in Stage 1 and Stage 2 broadly reflected new business volumes and also the underlying performance of recent strong business growth naturally seasoning.
●	ECL transfers from Stage 3 back to Stage 1 and Stage 2 were relatively small.
●
The portfolio continued to experience cash recoveries after write-off (reported in Other). This benefited the profit and loss without affecting ECL. Write-off occurs once recovery activity with the customer has been concluded and there are no further recoveries expected, but no later than 6 years after default.

●	The ECL flow statement covers 99% of UK PBB Personal unsecured ECL movements.

Wholesale portfolios
	Stage 1		Stage 2		Stage 3		Total
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
UK PBB - Business banking	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	6,363	26	654	27	239	171	7,256	224
Transfers from Stage 1 to Stage 2	(279)	(2)	279	2	-	-	-	-
Transfers from Stage 2 to Stage 1	188	6	(188)	(6)	-	-	-	-
Transfers to Stage 3	(14)	-	(31)	(4)	45	4	-	-
Transfers from Stage 3	2	1	4	1	(6)	(2)	-	-

Net re-measurement of ECL on stage transfer	-	(6)	-	10	-	19	-	23
Changes in risk parameters (model inputs)	-	(5)	-	1	-	6	-	2
Other changes in net exposure	109	2	(14)	-	1	12	96	14
Other	-	-	-	-	-	(28)	-	(28)

Income statement (releases)/charges		(9)		11		9		11
Amounts written off	-	-	-	-	(41)	(41)	(41)	(41)
Unwinding of discount	-	-	-	-	-	(2)	-	(2)
At 30 June 2018	6,369	22	704	31	238	167	7,311	220

Net carrying amount	6,347		673		71		7,091

Key points
●	During Q1 2018, a migration of a sub-portfolio of exposures across risk platforms affected certain elements of the ECL flow statement for H1 2018.
●	The overall ECL reduced by £4 million in the period and was broadly stable across all stages.
●	ECL transfers from Stage 3 back to Stage 1 and Stage 2 were relatively small.
●	Write-off occurs once recovery activity with the customer has been concluded and there are no further recoveries expected, but no later than 5 years after default.
●	The ECL flow statement covers 90% of UK PBB Personal business banking ECL movements.

Appendix 1 Capital and risk management

Credit risk: Banking activities continued
Flow statements continued (Within the scope of EY’s review report)

Wholesale portfolios continued

	Stage 1		Stage 2		Stage 3		Total
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
Commercial Banking	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	62,304	39	5,398	91	3,265	1,052	70,968	1,182
Currency translation and other adjustments	83	-	(1)	-	9	3	91	3
Transfers from Stage 1 to Stage 2	(1,134)	(2)	1,134	2	-	-	-	-
Transfers from Stage 2 to Stage 1	1,175	19	(1,175)	(19)	-	-	-	-
Transfers to Stage 3	(91)	-	(169)	(2)	261	2	1	-
Transfers from Stage 3	-	-	153	2	(153)	(2)	-	-

Net re-measurement of ECL on stage transfer	-	(18)	-	12	-	32	-	27
Changes in risk parameters (model inputs)	-	(6)	-	(15)	-	36	-	15
Other changes in net exposure	(4,341)	4	(827)	(9)	(168)	(18)	(5,335)	(23)
Other	-	-	-	13	-	(7)	-	5

Income statement (releases)/charges		(20)		-		44		24
Other balance sheet movements	-	-	-	-	-	3	-	3
Amounts written off	-	-	-	-	(231)	(231)	(231)	(231)
Unwinding of discount	-	-	-	-	-	(6)	-	(6)
At 30 June 2018	57,996	36	4,514	75	2,983	871	65,493	982

Net carrying amount	57,960		4,439		2,112		64,511

Key points
●
Loan amounts are shown after accounting for pooling arrangements, which reduced the balance by £10 billion, and the exclusion of Lombard and RBS Invoice Finance balances of £12 billion. The associated ECL for Lombard and RBS Invoice Finance portfolios was £102 million as at 30 June following a £33 million ECL reduction since 1 January 2018. This was driven by business-as-usual activities and the discontinuation of credit protection.

●
ECL reduced by £200 million, driven by £231 million of write-offs, partly offset by net impairment charges. Where all or part of a financial asset is considered beyond realistic prospect of further collection or recovery, the financial asset must be written-off.  For loans that are individually assessed for impairment, the timing of write-off is determined on a case-by-case basis. Such loans are reviewed regularly and write-offs are prompted by bankruptcy, insolvency, renegotiation or similar events.

●	There was an ECL charge of £32 million from newly-defaulted assets re-measured on transfer to Stage 3.
●
The £13 million charge in Stage 2 related to a change to the forward-looking modelling approach for point-in-time PDs. Economic predictions influence the coming 12-month period before PDs begin to revert to long-run averages. The reversion phase previously began after five years.

●	The £4.3 billion decrease in Stage 1 loan exposure included £2.7 billion from the transfer of funds and the trustee depository business to RBSI and business-as-usual inflows and outflows.

Appendix 1 Capital and risk management

Credit risk: Banking activities continued
Flow statements continued (Within the scope of EY’s review report)

Wholesale portfolios continued

	Stage 1		Stage 2		Stage 3		Total
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
NatWest Markets (1)	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	9,188	4	971	40	387	171	10,546	215
Currency translation and other adjustments	2	-	13	-	(2)	-	14	1
Transfers from Stage 1 to Stage 2	(59)	-	59	-	-	-	-	-

Net re-measurement of ECL on stage transfer	-	-	-	2	-	-	-	2
Changes in risk parameters (model inputs)	-	-	-	2	-	(6)	-	(4)
Other changes in net exposure	1,043	5	(225)	(3)	(41)	(1)	777	1
Other	-	-	-	5	-	-	-	5

Income statement charges/(releases)		4		7		(7)		4
Other balance sheet movements	-	-	-	-	-	(3)	-	(3)
Amounts written off	-	-	-	-	(30)	(30)	(30)	(30)
At 30 June 2018	10,175	8	817	47	315	132	11,307	187

Net carrying amount	10,166		770		183		11,119
Note:
(1)	Reflects NatWest Markets segment and includes NWM N.V..
Key points
●	ECL reduced by £28 million. This was due to £30 million of write-offs, partly offset by net impairment charges.
●	Stage 3 ECL consisted of legacy assets.
●
The £5 million charge in Stage 2 related to a change to the forward-looking modelling approach for point-in-time PDs. Economic predictions influence the coming 12-month period before PDs begin to revert to long-run averages. The reversion phase previously began after five years.

●	A legacy Lombard portfolio with a loan balance of £22 million and ECL of £17 million has been excluded from this table.
●	The £1.0 billion increase in Stage 1 loan exposure was the net of business-as-usual inflows and outflows.

	Stage 1		Stage 2		Stage 3		Total
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
RBS International	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	6,027	1	258	4	118	28	6,403	33
Currency translation and other adjustments	36	-	(3)	-	-	-	33	-
Transfers from Stage 1 to Stage 2	(20)	-	20	-	-	-	-	-
Transfers from Stage 2 to Stage 1	94	1	(94)	(1)	-	-	-	-
Transfers to Stage 3	-	-	(3)	-	3	-	-	-
Transfers from Stage 3	-	-	3	-	(3)	-	-	-

Net re-measurement of ECL on stage transfer	-	(1)	-	-	-	-	-	-
Other changes in net exposure	6,359	1	(19)	-	(13)	(3)	6,328	(2)
Other	-	-	-	1	-	-	-	1

Income statement charges/(releases)		-		1		(3)		(3)
Amounts written off	-	-	-	-	(5)	(5)	(5)	(5)
At 30 June 2018	12,496	1	162	4	100	20	12,759	26

Net carrying amount	12,494		158		80		12,733

Key points
●	ECL reduced by £7 million which was mainly driven by £5 million of write-offs.
●
The £1 million charge in Stage 2 related to a change to the forward-looking modelling approach for point-in-time PDs. Economic predictions influence the coming 12-month period before PDs begin to revert to long-run averages. The reversion phase previously began after five years.

●	The total ECL did not include £5 million relating to non-defaulted personal exposures which have remained broadly constant since 1 January 2018.
●
The £6.5 billion increase in Stage 1 loan exposure included the transfer of funds and the trustee depository business from Commercial Banking (£2.7 billion) and the transfer of Coutts Crown Dependency and the Institutional Client Group from Private Banking (£1.8 billion) to RBSI in addition to significant inflows from new and existing customers.

Appendix 1 Capital and risk management

Counterparty Credit risk: Trading activities
This sub-section covers the credit risk profile of RBS’s trading activities.

Key developments
●
NatWest Markets’ funded assets increased by £15.8 billion to £134.5 billion and was mainly driven by higher trading activity in the first half after year end lows on debt securities and settlement balances. Increased market-making activity resulted in higher debt securities of £37.0 billion. Reverse repos were unchanged from the year end at £38.6 billion

●	Derivatives, post-counterparty netting and collateral (cash and securities), reduced by £0.9 billion to £5.4 billion. This primarily reflected an upward shift in US dollar and sterling yields.

Debt securities (Within the scope of EY’s review report)
The table below shows debt securities held at mandatory fair value through profit and loss by issuer as well as ratings based on the lowest of Standard & Poor’s, Moody’s and Fitch. A significant proportion (more than 95%) of these positions are trading securities in NatWest Markets.

	Central and local government			Financial
	UK	US	Other	institutions	Corporate	Total
30 June 2018	£m	£m	£m	£m	£m	£m
AAA	-	-	2,344	1,954	18	4,316
AA to AA+	5,599	6,295	2,825	1,047	119	15,885
A to AA-	-	-	10,315	693	83	11,091
BBB- to A-	-	-	4,724	687	259	5,670
Non-investment grade	-	-	320	645	262	1,227
Unrated	-	-	-	139	11	150
Total	5,599	6,295	20,528	5,165	752	38,339

Short positions	(6,431)	(3,047)	(22,798)	(2,549)	(216)	(35,041)

31 December 2017

AAA	-	-	1,474	1,576	21	3,071
AA to AA+	3,514	3,667	2,389	983	168	10,721
A to AA-	-	-	7,223	427	78	7,728
BBB- to A-	-	-	3,267	796	492	4,555
Non-investment grade	-	-	385	552	171	1,108
Unrated	-	-	-	255	43	298
Total	3,514	3,667	14,738	4,589	973	27,481

Short positions	(3,490)	(2,501)	(20,390)	(1,945)	(200)	(28,526)

Key point
●	The overall increase of £10.9 billion reflected trading activity in Euro, UK, US and Japanese government bonds as a result of client flow, along with market-making activity in Euro government bonds.

Appendix 1 Capital and risk management

Counterparty Credit risk: Trading activities continued
Derivatives (Within the scope of EY’s review report)
The table below shows derivatives by type of contract. The master netting agreements and collateral shown below do not result in a net presentation on the balance sheet under IFRS 9. A significant proportion (more than 90%) of the derivatives relate to trading activities in NatWest Markets, the table below also includes hedging derivatives in Treasury.

	30 June 2018			31 December 2017
	Notional	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Interest rate (1)	12,009	106,206	96,554	12,016	120,945	112,160
Exchange rate	3,602	44,535	46,763	3,425	39,211	41,681
Credit	30	326	334	38	531	558
Equity and commodity	2	69	38	3	156	107

Balance sheet	15,643	151,136	143,689	15,482	160,843	154,506
Counterparty mark-to-market netting		(120,444)	(120,444)		(128,287)	(128,287)
Cash collateral		(19,280)	(15,956)		(20,311)	(18,035)
Securities collateral		(5,983)	(3,041)		(5,850)	(3,952)

Net exposure		5,429	4,248		6,395	4,232

UK		3,237	1,623		4,079	1,853
Europe		1,665	1,827		1,643	1,777
US		281	439		346	317
RoW		246	359		327	285

Net exposure		5,429	4,248		6,395	4,232

Valuation reserves (2)	£m			£m
Funding valuation adjustments (FVA)	276			440
Credit valuation adjustments (CVA)	413			346
Bid-offer reserves	307			285
Product and deal specific	538			1,033
Valuation reserves	1,534			2,104

Notes:
(1)
The notional amount of interest rate derivatives include £7,325 billion (31 December 2017 - £7,400 billion) in respect of contracts cleared through central clearing counterparties. The associated derivatives assets and liabilities including variation margin reflected IFRS offset of £14.4 billion (31 December 2017 - £17 billion) and £16 billion (31 December 2017 - £17 billion) respectively.

(2)	Valuation reserves reflect adjustments to mid-market valuations to cover bid-offer spread, liquidity and credit risk.

Key points
●	The impact of participation in trade compression cycles was more than offset by market movements resulting in derivative notionals increasing by £161 billion.
●
Interest rate derivative fair values decreased reflecting the upward shift in yields in US dollar and sterling, as well as reductions in buyout and mature trades. Foreign exchange fair values, however, increased as GBP weakened against both US dollar and Japanese yen.

●
Valuation reserves were £0.6 billion lower during 2018 reflecting general risk reduction but within that:
o Funding valuation adjustments were lower due the reduction in funding levels and trade novations.
o There was a refinement in reserve categorisation of a counterparty resulting in net increase in credit valuation adjustments. This was partially offset by trade novations and tightening credit spread margins.
o Product and deal-specific reserves decreased due to the reclassification above, as well as a change in the approach on inflation derivatives to bring valuations in line with disposal experience.

Appendix 1 Capital and risk management

Non-traded market risk
Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.

Key developments
●
Changes in accounting treatment under IFRS 9, which took effect from 1 January 2018, had an impact on the way certain non-traded market risk exposures are calculated. Some structured loans, primarily LOBOs (see Credit risk section), were recognised at fair value through the profit and loss on transition to IFRS 9. The change in interest rate sensitivity was hedged during H1 2018.

●	Contingent foreign exchange exposure to US RMBS fines materially decreased in H1 2018 when an agreement in principle was reached with the Department of Justice.
●	Revised non-traded market risk appetite metrics were approved by the RBS Board to reflect the impact of both IFRS 9 and ring-fencing.

Value-at-risk (Within the scope of EY’s review report)
The following table presents one-day internal banking book VaR at a 99% confidence level, analysed by type of risk.

	Half year ended
	30 June 2018				30 June 2017				31 December 2017
				Period				Period				Period
	Average	Max	Min	end	Average	Max	Min	end	Average	Max	Min	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	19.4	28.2	8.9	19.2	8.6	12.6	6.3	7.6	9.6	15.3	5.6	5.6
Euro	2.7	3.9	1.3	2.9	3.2	4.1	2.3	2.3	3.3	4.4	2.9	3.3
Sterling	18.7	26.0	11.2	19.9	7.7	13.8	5.0	5.1	4.8	9.7	1.8	2.8
US dollar	5.6	6.8	1.5	1.5	3.1	4.9	2.1	4.9	7.8	8.8	6.4	7.7
Other	0.4	0.7	0.3	0.3	1.1	1.1	1.0	1.0	0.9	1.0	0.8	0.8
Credit spread	56.9	60.8	49.4	49.4	70.0	82.4	62.0	62.0	51.1	62.1	47.4	49.7
Structural FX rate	12.8	32.7	5.9	16.6	10.3	11.4	9.3	11.4	14.6	17.2	10.7	15.4
Pipeline risk	0.6	1.3	0.3	0.4	0.8	1.1	0.6	0.9	0.9	1.7	0.2	1.0
Diversification (1)	(29.3)			(22.6)	(18.8)			(27.0)	-			(17.3)
Total	60.4	69.8	54.9	63.0	70.9	83.1	54.9	54.9	56.7	59.4	54.4	54.4

Note:
(1)
RBS benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points
●
Although total VaR was only moderately higher in H1 2018 than in H2 2017 on an average basis, the interest rate component rose during the period, chiefly due to the IFRS 9 accounting changes. The risk was hedged during H1 2018.

●
Structural foreign exchange VaR rose during H1 2018. The VaR measures the residual spot sensitivity of the CET1 ratio to exchange rate movements. Sensitivity to the sterling/US dollar exchange rate increased in May when foreign exchange options were exercised to hedge additional US dollar liabilities that were recognised when the agreement in principle with the Department of Justice was reached. The VaR decreased by the end of the period due to other balance sheet movements.

Appendix 1 Capital and risk management

Non-traded market risk continued
Structural hedging
RBS has the benefit of a significant pool of stable, non and low interest bearing liabilities, principally comprising equity and money transmission accounts. These balances are usually hedged, either by investing directly in longer-term fixed rate assets or by the use of interest rate swaps, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure of the bank externally, RBS Treasury allocates income to products or equity in structural hedges by reference to the relevant interest rate swap curve. Over time, the hedging programme has built up a portfolio of interest rate swaps that provide a basis for stable income attribution. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in product volumes and RBS’s capital composition.

The table below presents the incremental income allocation (above three-month LIBOR), the average notional and the overall yield (including three-month LIBOR) associated with the product and equity hedges managed by Treasury.
	Half year ended
	30 June 2018			30 June 2017			31 December 2017
	Incremental	Average	Overall	Incremental	Average	Overall	Incremental	Average	Overall
	income	notional	yield	income	notional	yield	income	notional	yield
	£m	£bn	%	£m	£bn	%	£m	£bn	%
Equity structural hedging	257	28	2.40	317	28	2.48	311	28	2.48
Product structural hedging	225	108	1.01	334	98	1.04	346	105	0.99

Total	482	136	1.30	651	126	1.36	657	133	1.31

Notes:
(1)
The spot notional balance for:
- equity structural hedging was £29 billion on 30 June 2018, £28 billion on 31 December 2017 and £28 billion on 30 June 2017.
- product structural hedging was £108 billion on 30 June 2018, £107 billion on 31 December 2017 and £100 billion on 30 June 2017.
- total hedging was £137 billion on 30 June 2018, £136 billion on 31 December 2017 and £129 billion on 30 June 2017.

(2)
Total income allocated to the hedge:
- in the six months ended 30 June 2018 was £884 million
- in the six months ended 31 December 2017 was £871 million
- in the six months ended 30 June 2017 was £857 million

The table below presents the incremental income associated with product structural hedges at segment level. These relate to the larger UK banking businesses.
	Half year ended
Net interest earnings - impact of product structural hedging	30 June	30 June	31 December
	2018	2017	2017
	£m	£m	£m

UK Personal & Business Banking	147	216	224
Commercial Banking	76	116	119
Other	2	2	3

Total	225	334	346

Key points
●
The incremental income in excess of three-month LIBOR generated by the structural hedge was lower than that in 2017. This was due to the increase in short-term cash rates during H1 2018. However, the purpose of the structural hedge is to swap from a short-term cash return into a more stable fixed-rate return. At 30 June 2018, the total fixed-rate yield allocated to the hedge had fallen only 6 basis points since 30 June 2017.

●
At 30 June 2018, the total fixed-rate yield was broadly aligned to current market interest rates, which were 1.43% for the ten-year sterling swap and 1.22% for the five-year sterling swap, The total yield was higher than a swap priced to match the evenly amortising structure of the structural hedge, which at 30 June 2018 was 1.15%.

In addition to the hedges presented in the table above, other parts of the Group also maintain structural hedges. Hedges are transacted with Treasury and generally have an amortised five-year profile. In aggregate, Private Banking, RBS International, and Ulster Bank RoI maintained structural hedges against Treasury relating to equity and products, with an average notional of £21 billion for H1 2018. This resulted in £50 million incremental income allocation (above three-month LIBOR) to the businesses in H1 2018, with an overall yield of 0.75%. A significant proportion of the hedge is euro-denominated.

Appendix 1 Capital and risk management

Non-traded market risk continued
Sensitivity of net interest income
Net interest earnings are sensitive to changes in the level of interest rates because changes to coupons on some customer products do not always match changes in market rates of interest or central bank policy rates.

The sensitivity of the net interest income table below shows the results of a simplified scenario over the next 12 months of an immediate upward or downward change of 25 and 100 basis points to all interest rates. All yield curves are expected to move in parallel, except for interest rates that are assumed to floor at zero per cent or, for euro rates, at the current negative rate.

The methodology, assumptions and limitations relating to the following two earnings sensitivity tables did not change materially in H1 2018. For further details, refer to pages 210-211 of the 2017 Annual Report and Accounts.

	1-year shifts in yield curve
30 June 2018	+25 basis points	-25 basis points	+100 basis points	-100 basis points

Euro (£m)	6	4	26	4
Sterling (£m)	156	(173)	673	(674)
US dollar (£m)	9	(6)	43	(29)
Other (£m)	4	(3)	16	(7)
Total	175	(178)	758	(706)

30 June 2017

Euro (£m)	16	(4)	60	(5)
Sterling (£m)	176	(273)	620	(480)
US dollar (£m)	15	(10)	57	(55)
Other (£m)	1	(3)	2	(7)
Total	208	(290)	739	547

31 December 2017

Euro (£m)	13	(8)	53	(11)
Sterling (£m)	151	(218)	664	(504)
US dollar (£m)	14	(13)	58	(49)
Other (£m)	-	(4)	-	(7)
Total	178	(243)	775	(571)

Appendix 1 Capital and risk management

Non-traded market risk continued
The table below shows the net interest earnings sensitivity on a one-year, two-year and three-year forward-looking basis to a parallel upward or downward shift in interest rates of 25 basis points.

	+25 basis points shift in yield curve			-25 basis points shift in yield curve
30 June 2018	Year 1	Year 2	Year 3	Year 1	Year 2	Year 3
Structural hedges (£m)	30	96	163	(30)	(95)	(162)
Managed margin (£m) (1)	153	180	184	(152)	(147)	(159)
Other (£m)	(8)	-	-	4	-	-
Total (£m)	175	276	347	(178)	(242)	(321)

31 December 2017
Structural hedges (£m)	33	100	171	(33)	(99)	(171)
Managed margin (£m) (1)	153	170	178	(220)	(137)	(121)
Other (£m)	(8)	-	-	10	-	-
Total (£m)	178	270	349	(243)	(236)	(292)

Notes:
(1) Primarily current accounts and savings accounts.
(2) The projections for Years 2 and 3 consider only the main drivers of earnings sensitivity, namely structural hedging and margin management.

Key points
●	Earnings sensitivity to 25 and 100 basis-point upward shifts in yield curves remained broadly stable over the past 12 months.
●
Sensitivity to a 25-basis-point downward shift in yield curves fell over the past six months. As interest rates have risen, it is assumed that a greater part of the impact of the downward rate shock will be passed on to depositors.

●
Sensitivity to a 100-basis-point downward shift in yield curves rose over the past six months. In the shock scenarios, rates fell further at 30 June 2018 than at 31 December 2017 before hitting an assumed zero per cent floor on interest rates given rises in market rates since December, so the effect of the rate shock has increased. This effect is not seen in the 25-basis-point downward shift as there is no impact from the zero per cent floor.

Appendix 1 Capital and risk management

Non-traded market risk (continued)
Foreign exchange risk (Within the scope of EY’s review report)
The table below shows structural foreign currency exposures.

			Net		Structural
	Net		investments		foreign currency		Residual
	investments		in foreign	Net	exposures		structural
	in foreign		operations	investment	pre-economic	Economic	foreign currency
	operations	NCI (1)	excluding NCI	hedges	hedges	hedges (2)	exposures
30 June 2018	£m	£m	£m	£m	£m	£m	£m

US dollar	449	-	449	(2)	447	(448)	-
Euro	5,849	22	5,827	(183)	5,644	(2,216)	3,428
Other non-sterling	2,349	653	1,696	(757)	939	(488)	451

	8,647	675	7,972	(942)	7,030	(3,152)	3,879

31 December 2017

US dollar	766	-	766	(14)	752	(752)	-
Euro	7,160	61	7,099	(342)	6,757	(2,224)	4,533
Other non-sterling	2,493	645	1,848	(930)	918	(453)	465

	10,419	706	9,713	(1,286)	8,427	(3,429)	4,998

Notes:
(1)	Non-controlling interests (NCI) represents the structural foreign exchange exposure not attributable to owners’ equity.
(2)
Economic hedges mainly represent US dollar and euro preference shares in issue that are treated as equity under IFRS and do not qualify as hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available.

Key points
●
The main driver of the reduction in structural foreign currency exposures was lower net investment in eurozone subsidiaries as a result of the €1.5 billion dividend paid by UBI DAC to NatWest Holdings Limited during Q1 2018.

●	The reduction in US dollar exposures reflected the impact of the agreement with the US Department of Justice in relation to RMBS conduct fines.
●
Changes in exchange rates affect equity in proportion to structural foreign currency exposures. At 30 June 2018, a 5% strengthening in all foreign currencies against sterling would result in a £0.4 billion increase in equity reserves, while a 5% weakening in all foreign currencies against sterling would result in a £0.3 billion reduction in equity reserves.

Appendix 1 Capital and risk management

Traded market risk
Within trading books, traded market risk is the risk arising from changes in fair value on positions, assets, liabilities or commitments as a result of fluctuations in market prices.

Traded internal VaR (Within the scope of EY’s review report)
The table below shows one-day internal value-at-risk (VaR) for RBS’s trading portfolios, segregated by type of market risk exposures.

	Half year ended
	30 June 2018				30 June 2017				31 December 2017
				Period				Period				Period
	Average	Max	Min	end	Average	Max	Min	end	Average	Max	Min	end
Traded VaR (1-day 99%)	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	15.0	27.3	10.4	16.5	14.6	24.5	8.8	11.3	13.6	21.0	8.8	15.3
Credit spread	13.2	24.2	9.1	10.4	11.1	14.3	8.8	9.9	13.1	19.4	9.3	16.7
Currency	3.2	7.6	1.4	3.5	4.7	7.9	2.5	5.0	5.0	10.0	2.3	3.5
Equity	0.6	0.9	0.3	0.8	1.2	1.9	0.6	1.3	1.2	2.1	0.4	0.4
Commodity	0.4	1.0	0.1	0.5	0.4	1.3	0.1	0.5	0.3	0.9	0.1	0.2
Diversification (1)	(11.2)			(11.8)	(12.2)			(12.5)	(13.2)			(15.5)

Total	21.2	35.6	15.4	19.8	19.8	25.2	13.9	15.5	20.0	29.5	13.2	20.8

Note:
(1)
RBS benefits from diversification as it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points
●	Geopolitical events during the half-year, notably elections in Italy, ongoing Brexit negotiations, and US-China trade tensions, resulted in periods of market volatility.
●	UK and European interest rates remained at historically low levels, although the US Federal Reserve continued to raise interest rates.
●	Traded VaR remained broadly unchanged on an average basis during H1 2018 compared to both H1 2017 and H2 2017, despite the market volatility.

Appendix 1 Capital and risk management

Other risks (Not within the scope of EY’s review report)
Key developments
Operational risk
●
While the number of distributed denial of service attacks declined in the first half of 2018 (following a sharp industry-wide rise in the latter part of 2017), cyber security and associated risks remain a concern across the industry. The National Cyber Security Centre has continued to warn about a range of global threats – particularly the potential for disruptive cyber capabilities to be used in pursuit of geopolitical aims. RBS has increased its monitoring of the most prominent cyber groups in this regard and continues to develop its cyber risk management and defence strategies.

●
Work to extend the coverage and completeness of the single RBS-wide Risk & Control Assessment methodology continued during H1 2018. The assessments – of RBS’s most material products, processes and services – enable a consistent, holistic view of key risks and their mitigation. Substantial progress has been made since the methodology was introduced in 2016, with a significant uplift in the number of assessments completed, or in progress, in the first six months of 2018.

●
The Operational Risk function continued its sustained focus on consolidating progress and driving further control environment improvements. While more remains to be done – and the journey of improvement continues – enhancements to both the operational risk management framework and the risk appetite framework were introduced in H1 2018.

Compliance & conduct risk
●
Ongoing work to enhance and strengthen the Compliance & Conduct framework was a key area of attention during H1 2018. In particular, there was further progress on enhancing and extending the risk appetite element of the framework in order to support the continuing focus on customer outcomes that is central to the strategic aims of our business franchises.

●
The remediation of PPI continued. The FCA issued a consultation relating to the approach for certain cases, proposing an expansion of those which can be considered under its complaint resolution rules. While the regulator envisages the impact of these proposals will be small, RBS remains committed to ensuring that customers are treated fairly and in accordance with regulatory guidance.

Appendix 2

IFRS 9 policies1

Note:
(1) Consistent with the IFRS 9 Transition report, published on 23 February 2018.

Accounting policies (Within the scope of EY’s review report)

The RBS accounting policies that have been significantly changed as a result of the implementation of IFRS 9, applicable with effect from 1 January 2018, are set out below. The full description of accounting policies is set out in the 2017 Annual Report and Accounts.

1. Presentation of accounts
As set out in the 2017 Annual Report and Accounts the accounts are prepared on a going concern basis (see the Report of the directors, page 112) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS). The Group has opted to early adopt the IFRS 9 amendment on negative compensation with effect from 1 January 2018; this is expected to be endorsed for use in the EU in early 2018.

The company is incorporated in the UK and registered in Scotland. Its accounts are presented in accordance with the Companies Act 2006.

14. Financial instruments
On initial recognition, financial instruments are measured at fair value. Subsequently they are measured as follows: designated at fair value through profit or loss; amortised cost, the default class for liabilities; fair value through profit or loss, the default class for assets; or financial assets may be designated as at fair value through other comprehensive income. Normal purchases of financial assets classified as amortised cost are recognised on the settlement date; all other regular way transactions in financial assets are recognised on the trade date.

Designated as at fair value through profit or loss – a financial instrument may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both, that the Group manages and evaluates on a fair value basis; or (c) relates to an financial liability that contains an embedded derivative which is not evidently closely related to the host contract. Financial assets that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses are recognised in profit or loss as they arise.

Amortised cost assets – have to meet both the following criteria:
(a)
the asset is held within a business model whose objective is solely to hold assets to collect contractual cash flows; and
(b)
the contractual terms of the financial asset are solely payments of principal and interest on the outstanding balance.

Amortised cost liabilities – all liabilities that are not subsequently measured at fair value are measured at amortised cost.

Assets at fair value through other comprehensive income – assets have to meet both the following criteria:
(a)
the asset is held within a business model whose objective is both to hold assets to collect contractual cash flows and selling financial assets; and
(b)
the contractual terms of the financial asset are solely payments of principal and interest on the outstanding balance.

An equity instrument may also be designated irrevocably at fair value through other comprehensive income; realised gains and losses are not recognised in the income statement.

Fair value through profit or loss - a financial liability is measured at fair value if it arises from: a financial guarantee contract; a commitment to lend at below market rates; an obligation arising from the failed sale of an asset; or a contingent consideration for a business acquisition. Fair value through profit or loss is the default classification for a financial asset.

Reclassifications – financial liabilities cannot be reclassified. Financial assets are only reclassified where there has been a change in the business model.

Fair value - the Group’s approach to determining the fair value of financial instruments measured at fair value is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments.

Business model assessment – business models are assessed at portfolio level, being the level at which they are managed. This is expected to result in the most consistent classification of assets because it aligns with the stated objectives of the portfolio, its risk management, manager’s remuneration and the ability to monitor sales of assets from a portfolio. The criteria for classifying cash flows as solely principal and interest are assessed against the contractual terms of a facility, with attention to leverage features; prepayment and extension terms; and triggers that might reset the effective rate of interest.

Accounting policies (Within the scope of EY’s review report)

15. Impairments
At each balance sheet date each financial asset or portfolio of advances measured at amortised cost or at fair value through other comprehensive income, issued financial guarantee and loan commitment is assessed for impairment. Loss allowances are forward-looking, based on 12 month expected credit losses where there has not been a significant increase in credit risk rating, otherwise allowances are based on lifetime expected losses. Expected credit losses are a probability-weighted estimate of credit losses. The probability is determined by the risk of default which is applied to the cash flow estimates. On a significant increase in credit risk, credit losses are rebased from 12 month to lifetime expectations. A change in credit risk is typically but not necessarily associated with a change in the expected cash flows.

Where, in the course of the orderly realisation of a loan, it is exchanged for equity shares or property, the exchange is accounted for as the sale of the loan and the acquisition of equity securities or investment property. Where the Group’s interest in equity shares following the exchange is such that the Group controls an entity, that entity is consolidated.

The costs of loss allowances on assets held at amortised cost are presented as impairments in the income statement. Allowances in respect financial guarantees and loan commitments are presented as other liabilities and charges recorded within impairments. Financial assets held at amortised cost are presented net of allowances except where the asset has been wholly or partially written off.

17. Financial guarantee contracts
Under a financial guarantee contract, the Group, in return for a fee, undertakes to meet a customer’s obligations under the terms of a debt instrument if the customer fails to do so. A financial guarantee is recognised as a liability; initially at fair value and, if not designated as at fair value through profit or loss, subsequently at the higher of its initial value less cumulative amortisation and any provision under the contract measured in accordance with Accounting policy 12. Amortisation is calculated so as to recognise fees receivable in profit or loss over the period of the guarantee.

19. Derecognition
A financial asset is derecognised when the contractual right to receive cash flows from the asset has expired or when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either (a) transfers the contractual rights to receive the asset's cash flows; or (b) retains the right to the asset's cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. The asset remains on the balance sheet if substantially all the risks and rewards have been retained. It is derecognised if substantially all the risks and rewards have been transferred. If substantially all the risks and rewards have been neither retained nor transferred, the Group assesses whether or not it has retained control of the asset. If the Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement; if the Group has not retained control of the asset, it is derecognised.

Where contractual cash flows are modified, but there is no derecognition event, the gross carrying amount is recalculated using the original effective interest rate and a modification gain / loss is recognised. Where this modification arises on forborne or defaulted assets this is booked within impairments.

A financial liability is removed from the balance sheet when the obligation is discharged, or is cancelled, or expires. On the redemption or settlement of debt securities (including subordinated liabilities) issued by the Group, the Group derecognises the debt instrument and records a gain or loss being the difference between the debt's carrying amount and the cost of redemption or settlement. The same treatment applies where the debt is exchanged for a new debt issue that has terms substantially different from those of the existing debt. The assessment of whether the terms of the new debt instrument are substantially different takes into account qualitative and quantitative characteristics including a comparison of the present value of the cash flows under the new terms with the present value of the remaining cash flows of the original debt issue discounted at the effective interest rate of the original debt issue.

20. Sale and repurchase transactions
Securities subject to a sale and repurchase agreement under which substantially all the risks and rewards of ownership are retained by the Group continue to be shown on the balance sheet and the sale proceeds recorded as a financial liability. Securities acquired in a reverse sale and repurchase transaction under which the Group is not exposed to substantially all the risks and rewards of ownership are not recognised on the balance sheet and the consideration paid is recorded as a financial asset.

Securities borrowing and lending transactions are usually secured by cash or securities advanced by the borrower. Borrowed securities are not recognised on the balance sheet or lent securities derecognised.

Cash collateral given or received is treated as a loan or deposit; collateral in the form of securities is not recognised. However, where securities borrowed are transferred to third parties, a liability for the obligation to return the securities to the stock lending counterparty is recorded.

Accounting policies (Within the scope of EY’s review report)

21. Netting
Financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts and it intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. The Group is party to a number of arrangements, including master netting agreements, that give it the right to offset financial assets and financial liabilities, but where it does not intend to settle the amounts net or simultaneously, the assets and liabilities concerned are presented gross.

22. Capital instruments
The Group classifies a financial instrument that it issues as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms and as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate.

Incremental costs and related tax that are directly attributable to an equity transaction are deducted from equity.

The consideration for any ordinary shares of the company purchased by the Group (treasury shares) is deducted from equity. On the cancellation of treasury shares their nominal value is removed from equity and any excess of consideration over nominal value is treated in accordance with the capital maintenance provisions of the Companies Act. On the sale or reissue of treasury shares the consideration received and related tax are credited to equity, net of any directly attributable incremental costs.

23. Derivatives and hedging
Derivative financial instruments are initially recognised, and subsequently measured, at fair value. The Group’s approach to determining the fair value of financial instruments is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 9 on the accounts.

Gains and losses arising from changes in the fair value of derivatives that are not the hedging instrument in a qualifying hedge are recognised as they arise in profit or loss. Gains and losses are recorded in Income from trading activities except for gains and losses on those derivatives that are managed together with financial instruments designated at fair value; these gains and losses are included in Other operating income.

The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or unrecognised firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a highly probable forecast transaction (cash flow hedges); and hedges of the net investment in a foreign operation.

Hedge relationships are formally designated and documented at inception. The documentation identifies the hedged item and the hedging instrument and details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued. Hedge accounting is also discontinued if the Group revokes the designation of a hedge relationship.

Fair value hedge - in a fair value hedge, the gain or loss on the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is recognised in profit or loss and, where the hedged item is measured at amortised cost, adjusts the carrying amount of the hedged item. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; or if the hedging instrument expires or is sold, terminated or exercised; or if hedge designation is revoked. If the hedged item is one for which the effective interest rate method is used, any cumulative adjustment is amortised to profit or loss over the life of the hedged item using a recalculated effective interest rate.

Cash flow hedge - in a cash flow hedge, the effective portion of the gain or loss on the hedging instrument is recognised in other comprehensive income and the ineffective portion in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity to profit or loss in the same periods in which the hedged forecast cash flows affect profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss is reclassified from equity to profit or loss when the hedged cash flows occur or, if the forecast transaction results in the recognition of a financial asset or financial liability, when the hedged forecast cash flows affect profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is reclassified from equity to profit or loss immediately.

Hedge of net investment in a foreign operation - in the hedge of a net investment in a foreign operation, the portion of foreign exchange differences arising on the hedging instrument determined to be an effective hedge is recognised in other comprehensive income. Any ineffective portion is recognised in profit or loss. Non-derivative financial liabilities as well as derivatives may be the hedging instrument in a net investment hedge. On disposal or partial disposal of a foreign operation, the amount accumulated in equity is reclassified from equity to profit or loss.

Key IFRS 9 terms and differences to current accounting and regulatory framework (Within the scope of EY’s review report)

Attribute	IFRS 9	IAS 39	Regulatory (CRR)
Default / credit impairment
To determine the risk of a default occurring, management applies a default definition that is consistent with the Basel/Regulatory definition of default.

Assets that are defaulted are shown as credit impaired. RBS uses 90 days past due as a consistent measure for default across all product classes. The population of credit impaired assets is broadly consistent with IAS 39, though measurement differs because of the application of MES. Assets that were categorised as potential problems with no impairment provision are now categorised as Stage 3.

Default aligned to loss events, all financial assets where an impairment event has taken place - 100% probability of default and an internal asset quality grade of AQ10 - are classed as non-performing.

Impaired financial assets are those for which there is objective evidence that the amount or timing of future cash flows have been adversely impacted since initial recognition.

A default shall be considered to have occurred with regard to a particular financial asset when either or both of the following have taken place: - RBS considers that the customer is unlikely to pay its credit obligations without recourse by the institution to actions such as realising security; - the customer is past due more than 90 days.
For Retail exposures, the definition of default may be applied at the level of an individual credit facility rather than in relation to the total obligations of a borrower.

Probability of default (PD)
PD is the likelihood of default assessed on the prevailing economic conditions at the reporting date (point in time), adjusted to take into account estimates of future economic conditions that are likely to impact the risk of default; it will not equate to a long run average.
Regulatory PDs adjusted to point in time metrics are used in the latent provision calculation.
The likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon. For Wholesale, PD models reflect losses that would arise through-the-cycle; this represents a long run average view of default levels. For Retail, the prevailing economic conditions at the reporting date (point in time) are used.

Significant increase in credit risk (SICR)
A framework incorporating both quantitative and qualitative measures aligned to the Group’s current risk management framework has been established. Credit deterioration will be a management decision, subject to approval by governing bodies such as the Group Provisions Committee.

The staging assessment requires a definition of when a SICR has occurred; this moves the loss calculation for financial assets from a 12 month horizon to a lifetime horizon. Management has established an approach that is primarily informed by the increase in lifetime probability of default, with additional qualitative measures to account for assets where PD does not move, but a high risk factor is determined

		Not applicable.	Not applicable.
Forward-looking and multiple scenarios
The evaluation of future cash flows, the risk of default and impairment loss should take into account expectations of economic changes that are reasonable.

More than one outcome should be considered to ensure that the resulting estimation of impairment is not biased towards a particular expectation of economic growth.
		Financial asset carrying values based upon the expectation of future cash flows.	Not applicable.

Key IFRS 9 terms and differences to current accounting and regulatory framework (Within the scope of EY’s review report)

Attribute	IFRS 9	IAS 39	Regulatory (CRR)
Loss given default (LGD)
LGD is a current assessment of the amount that will be recovered in the event of default, taking account of future conditions. It may occasionally equate to the regulatory view albeit with conservatism and downturn assumptions generally removed.
Regulatory LGD values are often used for calculating collective and latent provisions; bespoke LGDs are also used.
An estimate of the amount that will not be recovered in the event of default, plus the cost of debt collection activities and the delay in cash recovery.
 LGD is a downturn based metric, representing a prudent view of recovery in adverse economic conditions.

Exposure at default (EAD)	Expected balance sheet exposure at default. It differs from the regulatory method as follows:- it includes the effect of amortisation; and - it caps exposure at the contractual limit.	Based on the current drawn balance plus future committed drawdowns.
Models are used to provide estimates of credit facility utilisation at the time of a customer default, recognising that customers may make further drawings on unused credit facilities prior to default or that exposures may increase due to market movements. EAD cannot be lower than the reported balance sheet, but can be reduced by a legally enforceable netting agreement.

Date of initial recognition (DOIR)
The reference date used to assess a significant increase in credit risk is as follows. Term lending: the date the facility became available to the customer. Wholesale revolving products: the date of the last substantive credit review (typically annual) or, if later, the date facility became available to the customer. Retail Cards: the account opening date or, if later, the date the card was subject to a regular three year review or the date of any subsequent limit increases. Current Accounts/ Overdrafts: the account opening date or, if later, the date of initial granting of overdraft facility or of limit increases.

		Not applicable for impairment but defined as the date when the entity becomes a party to the contractual provisions of the instrument.	Not applicable.
Modification
A modification occurs when the contractual cash flows of a financial asset are renegotiated or otherwise modified and the renegotiation or modification does not result in derecognition. A modification requires immediate recognition in the income statement of any impact on the carrying value and effective interest rate (EIR) or examples of modification events include forbearance and distressed restructuring. The financial impact is recognised in the income statement as an impairment release/(loss).
		Modification is not separately defined but accounting impact arises as an EIR adjustment on changes that are not derecognition or impairment events.	Not applicable.

The key elements of classification and measurement

The classification and measurement of financial assets has been changed under IFRS 9 to more closely follow the product characteristics and business intent rather than being primarily influenced by asset class:
●
Amortised cost is used only where products are relatively straight-forward (in this sense meaning the cash-flows represent principal and interest, being the time value of money) and where the business intends to hold the asset to collect those cash-flows.

●
If the business intends to sell such assets from time to time (hold to collect and sell) they are amortised to profit and loss, but fair valued on the balance sheet (similar to available-for-sale under IAS 39).

●	For financial assets that are more complex or where the business intends to trade them then they are fair valued with movements going to profit and loss.

Concluding on how individual business areas within RBS operate influences the choice of classification and subsequent measurement. In most cases, RBS has concluded on classifications that have similar measurement approaches to those that had been applied under IAS 39 and represent the intent to hold assets (amortised cost).

Some assets have component elements that are not straight-forward, such as leveraged products or those with embedded derivatives, where fair value must be applied. However, judgement is applied in considering structured interest and credit linked products to assess whether these features significantly influence future cash flows.

Key elements of impairment provisions
Main judgments that have financial impact
IFRS 9 introduces additional complexity into the determination of credit impairment provisioning requirements; however, the building blocks that deliver an ECL calculation already existed within the organisation. Existing Basel models have been used as a starting point in the construction of IFRS 9 models, which also incorporate term extension and forward-looking information.

There are five key areas that could materially influence the measurement of credit impairment under IFRS 9 – two of these relate to model build and three to their application:

Model build:
●	The determination of economic indicators that have most influence on credit loss for each portfolio and the severity of impact (this leverages existing stress testing mechanisms).
●	The build of term structures to extend the determination of the risk of loss beyond 12 months that will influence the impact of lifetime loss for assets in Stage 2.

Model application:
●	The assessment of the significant increase in credit risk and the formation of a framework capable of consistent application.
●	The determination of asset lifetimes that reflect behavioural characteristics whilst also representing management actions and processes (using historical data and experience).
●
The determination of a base case (or central) economic scenario which has the most material impact (of all forward-looking scenarios) on the measurement of loss (RBS uses consensus forecasts to remove management bias).

Critical judgements relating to impairment loss determination
Policy elections or simplifications
In addition to the five critical judgments summarised above, which are relevant from period to period, there is one further significant judgment that is made as a one-off exercise to support the day one implementation: this is the application of the new IFRS 9 models to the determination of origination date metrics. Since it is not possible to determine the economic forecasts and alternative scenarios going backwards in time it is necessary to use a series of assumptions to enable this process. RBS has assumed a flat forward view for all dates historically.

There are some other less significant judgments, elections and simplification assumptions that inform the ECL process; these are not seen as ‘critical’ in determining the appropriate level of impairment but represent choices taken by management across areas of estimation uncertainty. The main examples of these are:
●	Models – e.g. in the case of some low default portfolios, Basel parameter estimates have been applied for IFRS 9.
●
Discounting of future losses – the ECL calculation is based on expected future cash-flows. These are discounted using the EIR – for practical purposes, this is typically applied at a portfolio level rather than being established and operated at an individual asset level; and

●
MES – it is the selection of the central (or base) scenario that is most critical to the ECL calculation, independent of the method used to generate a range of alternative outcomes and their probabilities. Different approaches to model MES around the central scenario have all been found of low significance for the overall ECL impact.

Critical judgements relating to impairment loss determination

IFRS 9 introduces lifetime ECL for the measurement of credit impairment. This requires the development of new models or the enhancement of existing Basel models. IFRS 9 ECLs are calculated using a combination of:
●	Probability of default (PD);
●	Loss given default (LGD); and,
●	Exposure at default (EAD).

In addition, lifetime PDs (as at reporting date and at date of initial recognition) are used in the assessment of a significant increase in credit risk (SICR) criteria.

IFRS 9 ECL model design principles?
To meet IFRS 9 requirements for ECL estimation, PD, LGD and EAD used in the calculations must be:
●	Unbiased - material regulatory conservatism has been removed to produce unbiased model estimates;
●	Point-in-time - recognise current economic conditions;
●	Forward-looking - incorporated into PD estimates and, where appropriate, EAD and LGD estimates; and
●	For the life of the loan - all models produce a term structure to allow a lifetime calculation for assets in Stages 2 and 3.

IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the current probability of default over the remaining lifetime) with the equivalent lifetime PD as determined at the date of initial recognition.

For assets originated before IFRS 9 was introduced, comparable lifetime origination PDs do not exist. These have been retrospectively created using the relevant model inputs applicable at initial recognition. Due to data availability two practical measures have been taken:
●
Where model inputs were not available at the point of initial recognition the earliest available robust metrics are used. For instance, since Basel II was introduced in 2008, the earliest available and reliable production Basel PDs range from between December 2007 and April 2008 depending on the portfolio; and

●	Economic conditions at the date of initial recognition are assumed to remain constant from that point forward.

IFRS 9 ECL model design principles
PD estimates
Wholesale Models
Wholesale PD models use the existing CCI based point-in-time/through-the-cycle framework to convert one year regulatory PDs into point-in-time estimates that reflect current economic conditions across a comprehensive set of region/industry segments.

One year point-in-time PDs are then extrapolated to multi-year PDs using a conditional transition matrix approach. The conditional transition matrix approach allows the incorporation of forward-looking information by adjusting the credit state transition probabilities according to projected, forward-looking changes of credit conditions in each region/industry segment.

This results in forward-looking point-in-time PD term structures for each obligor from which the lifetime PD for a specific exposure can be calculated according to the exposure’s residual contractual maturity.

Retail Models
Retail PD models use an EMV approach to model default rates by taking into account Exogenous (macro-economic), Maturity and Vintage (EMV) effects. This EMV methodology has been widely adopted across the industry as it enables forward-looking information to be modelled separately by isolating exogenous effects. Forward-looking information is incorporated by fitting the relevant stress testing model to the exogenous component and utilising forecasts of the relevant macro-economic factors.

The models produce quarterly PDs, which can be accumulated over four quarters to provide Stage 1 one year PDs and over the remaining lifetime to provide lifetime PDs for accounts in Stage 2.

LGD estimates
The general approach for the IFRS 9 LGD models has been to leverage the Basel LGD models with bespoke IFRS 9 adjustments to ensure unbiased estimates, i.e. use of effective interest rate as the discount rate and the removal of: downturn calibration, indirect costs, other conservatism and regulatory floors.

For Wholesale, current and forward-looking economic information is incorporated into the LGD estimates using the existing CCI framework. For low default portfolios (e.g. Sovereigns) loss data is too scarce to substantiate estimates that vary with systematic conditions. Consequently, for these portfolios, LGD estimates are assumed to be constant throughout the projection horizon.

For Retail, forward-looking information has only been incorporated for the secured portfolios, where changes in property prices can be readily accommodated. Initial analysis indicated minimal impact for the other Retail portfolios.

Critical judgements relating to impairment loss determination

EAD estimates
For Wholesale, while conversion ratios in the historical data show temporal variations, these cannot (unlike in the case of PD and some LGD models) be sufficiently explained by the CCI measure and are presumed to be driven to a larger extent by exposure management practices. Therefore point-in-time best estimates measures for EAD are derived by estimating the regulatory model specification on a rolling five year window.

For loans in the Wholesale portfolio, amortisation profiles are applied to the outstanding balances, rather than modelling the future behaviour.

The IFRS 9 Retail modelling approach for EAD is dependent on product type.
●	Revolving products leverage the existing Basel models, with appropriate adjustments and incorporating a term structure based on time to default.
●	Amortising products use an amortising schedule, where a formula is used to calculate the expected balance based on remaining terms and interest rates.
●	There is no EAD model for Personal loans; instead, debt flow (i.e. combined PD x EAD) is directly modelled.

Initial analysis has indicated that there is minimal impact on EAD arising from changes in the economy for all Retail portfolios except mortgages. Therefore, forward-looking information is only incorporated in the mortgage EAD model (through forecast changes in interest rates).

Significant increase in credit risk
Exposures that are considered significantly credit deteriorated since initial recognition should be classified within Stage 2 and assessed for lifetime ECL measurement (exposures not considered deteriorated carry a 12 month ECL). RBS has adopted a framework to identify deterioration based primarily on movements in probability of default supported by additional backstops. The principles applied are consistent across the bank and align to credit risk management practices.

The framework comprises the following elements:
●	IFRS 9 lifetime PD assessment (the primary driver) - on modelled portfolios the assessment is based on the relative deterioration in forward-looking lifetime PD.
●
Qualitative high risk backstops - The PD assessment is complemented with the use of qualitative high risk backstops to further inform whether significant deterioration in lifetime risk of default has occurred. The qualitative high risk backstop assessment includes the use of the mandatory 30+ days past due backstop, as prescribed by IFRS 9 guidance, and other features such as forbearance support, heightened monitoring on Wholesale, adverse credit bureau on Retail.

●
Persistence - Retail only: The persistence rule ensures that accounts that have met the criteria for PD driven deterioration are still considered to be significantly deteriorated for a set number of months thereafter. This additional rule enhances the timeliness of capture in Stage 2; it is a Retail methodology feature and is applied to PD driven deterioration only.

The criteria are based on a significant amount of empirical analysis and seek to meet three key objectives:
●	Criteria effectiveness – the criteria should be effective in identifying significant credit deterioration and prospective default population.
●	Stage 2 stability – the criteria should not introduce unnecessary volatility in the Stage 2 population.
●	Portfolio analysis – the criteria should produce results which are intuitive when reported as part of the wider credit portfolio.

Asset lifetimes
The choice of initial recognition and asset duration (lifetime) is another critical judgement in determining quantum of lifetime losses that apply.
●
The date of initial recognition should reflect the date that a transaction (or account) was first recognised on the balance sheet; the PD recorded at this time provides the baseline used for subsequent determination of SICR.

●	For asset duration, the approach applied (in line with IFRS 9 requirements) are:
	o	Term lending: the contractual maturity date, reduced for behavioural trends where appropriate (such as, expected pre-payment and amortisation);
o
Revolving facilities: for Retail portfolios (except credit cards), asset duration is based on behavioural life and this is normally greater than contractual life (which would typically be overnight). For wholesale portfolios, asset duration is based on annual counterparty review schedules and will be set to the next review date.

In the case of Credit Cards, the most significant judgement is to reflect the operational practice of card reissuance and the associated credit assessment as enabling a formal re-origination trigger. As a consequence RBS uses a 36-month fixed lifetime approach on credit card balances.

Critical judgements relating to impairment loss determination

If RBS uncapped its approach the ECL impact is currently estimated to be between £75 million and £80 million.
●	The approach reflects RBS practice of a credit-based review of customers prior to credit card issuance and complies with IFRS 9.
●	The lack of balance transfers helps RBS in adopting a three-year life. A return to this market would require a bespoke approach that would be likely to carry higher lifetimes.
●
Benchmarking information indicates that peer UK banks use behavioural approaches in the main for credit card portfolios with average durations between 3-10 years. Across Europe durations are shorter and are, in some cases, as low as one year.

Primary economic loss drivers and base case scenarios used in IFRS 9 modelling
The forecasts applied for IFRS 9 are those used for financial planning. Portfolio segmentation and selection of economic loss drivers follow closely the approach already used in stress testing. To enable robust modelling, the two or three primary economic factors impacting loss for each portfolio are selected; this involves empirical analysis and expert judgment.

The typical primary economic loss drivers for Retail portfolios include UK and Irish GDP, Unemployment rate (UNP), House price index (HPI), and Base rate for UK and Irish portfolios as relevant. In addition to some of these loss drivers, for Wholesale portfolios, World GDP is a primary loss driver.

Alternative assumptions for the central base case scenario and related key economic variables would result in different ECL outcomes. To illustrate this potential for ECL variability, set out below are the average over the five year planning horizon (2018 to 2022 inclusive) used in the most recent planning cycle.

Table below provides summary of the average, minimum and maximum for some of these key economic variables, updated in H1 2018 to reflect latest Bank of England variables:

Base case economic variables for 2018 - 2022	Average	Minimum	Maximum
UK GDP – % change year on year	1.8	1.5	2.0
UK unemployment (%)	4.9	4.5	5.1
UK HPI – % change year on year	2.2	1.1	5.0
BOE base rate (%)	1.01	0.50	1.25
Irish GDP – % change year on year	3.2	2.4	8.3
Irish unemployment (%)	6.0	5.9	6.2
Irish HPI – % change year on year	5.5	4.2	9.7
ECB base rate (%)	0.57	0.00	1.32
World GDP – % change year on year	2.8	2.3	3.2

Note:
(1) Unemployment rate (16 years and over seasonally adjusted).

RBS’s approach for multiple economic scenarios (MES)
The base scenario plays a greater part in the calculation of ECL than the approach to MES.

Retail
The approach to MES for Retail portfolios is based on using discrete scenarios, where the latest base case is applied to reflect the forward-looking element of the model (the Single economic scenario view, with a probability of 30%) and probability-weighting the outputs from a further four bespoke scenarios - a base case upside and downside (each with a 20% probability) - and an additional upside and downside (each with 15% probability) - are used to provide the MES view.

The modelled impact is small, and management continue to hold an overlay to account for the limited effect of non-linearity within the portfolios. The impact of overlay for MES is small on Retail portfolios (for UK PBB 6.5% of Stage 1 and Stage 2 ECL at H1 2018).

Wholesale
As in Retail, the ‘central scenario’ is the bank’s internal base case. The methodology to model the impact of MES around the central scenario is based on a Monte Carlo simulation approach. This involves simulating a large number of alternative scenarios around the CCI projection that corresponds to the central macro base case. The resulting forward-looking PD and ECL projections are then averaged across all simulated scenarios to form multi scenario expectations. To ensure tractability the simulations are performed off-line and applied in the form of adjustment scalars to the single base case results in implementation.

The impact of MES on Wholesale portfolios was small (2.5% of Stage 1 and Stage 2 ECL).
 Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 03 August 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary